File No. 811-2605

                  As filed with the SEC on November 7, 1996

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM N-14
         REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933   X
                       Pre-Effective Amendment No.  1
                       Post-Effective Amendment No.
                       (Check appropriate box or boxes)

                               FRANKLIN MONEY FUND
               (Exact Name of Registrant as Specified in Charter)

                                (415) 312-2000
                        (Area Code and Telephone Number)

                777 Mariners Island Blvd., San Mateo, CA  94404
                     (Address of Principal Executive Offices
                     Number, Street, City, State, Zip Code)

                            Harmon E. Burns, Esquire
                           777 Mariners Island Blvd.,
                               San Mateo, CA 94404
                     (Name and Address of Agent for Service,
                     Number, Street, City, State, Zip Code)

                                   Copies to:

                            Mark H. Plafker, Esquire
                      Stradley, Ronon, Stevens & Young, LLP
                            2600 One Commerce Square
                             Philadelphia, PA 19103

           Approximate Date of Proposed Public Offering:  As soon as
        practicable after this Registration Statement becomes effective under the Securities Act of 1933.

       CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933


No filing fee is required because an indefinite number of shares have previously been registered pursuant to Rule 24f-2 under the Investment Company Act of 1940. A Rule 24f-2 Notice for the registrant's fiscal year ended June 30, 1996, was filed on August 29, 1996.

Registrant hereby amends this Registration Statement on such dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.


                               FRANKLIN MONEY FUND

                              CROSS REFERENCE SHEET
                       (Pursuant to Rule 481(a) under the
                             Securities Act of 1933)

N-14 ITEM NO. AND CAPTION                 LOCATION IN PROSPECTUS

PART A

1.    Beginning of Registration            Cover Page of Registration Statement;
      Statement and outside Front Cover     Front Cover Page of Prospectus
      Page of Prospectus
                                            Table of Contents
2.    Beginning and outside Back Cover
      Page of Prospectus
                                            Summary; Risk Factors
3.    Synopsis Information and Risk
      Factors
                                           Summary; Reasons for the Transaction;
4.    Information About the Transaction     Information About the Transaction

                                           Prospectus Cover Page; Summary;
5.    Information About the Registrant     Comparison of Investment Policies and
                                           Risks; Information About Franklin
                                           Money

                                            Prospectus Cover Page; Comparison of
6.    Information About the Company         Investment Policies and Risks;
      Being Acquired                        Information About the Trust

                                            Prospectus Cover Page; Notice of
7.    Voting Information                    Special Meeting of Shareholders;
                                            Summary-Voting Information; Voting
                                            Information and Principal
                                            Stockholders

                                            None

8.    Interest of Certain Persons and
      Experts                               Not Applicable

9.    Additional Information Required
      for Reoffering by Persons Deemed
      to be Underwriters




N-14 ITEM NO. AND CAPTION                 LOCATION IN PROSPECTUS

PART B

10.   Cover Page                           Cover Page of Statement of Additional
                                           Information

11.   Table of Contents                     Not Applicable

12.   Additional Information about the   Incorporation of Documents by Reference
      Registrant                         in the Statement of Additional
                                         Information

13.   Additional Information about the   Incorporation of Documents by Reference
      Company being Acquired             in the Statement of Additional
                                         Information

14.   Financial Statements               Incorporation of Documents by Reference
                                         in the Statement of Additional
                                         Information


PART C - OTHER INFORMATION

Part C contains the information required by Items 15-17 under the items set forth in the form.



                                                             November 15, 1996


      Dear Shareholder:


      Enclosed is a Notice of Meeting for a Special Shareholders Meeting which has been called for December 31, 1996 at 10:00 a.m., at the offices of Templeton Money's administrator located at 500 East Broward Blvd., Fort Lauderdale, Florida 33394-3091. The accompanying Proxy Statement/Prospectus details a proposal being presented for your consideration and requests your prompt attention and vote via the enclosed proxy card.


      PLEASE TAKE A MOMENT TO FILL OUT, SIGN AND RETURN THE ENCLOSED PROXY CARD!


      This meeting is critically important as you are being asked to consider and approve an Agreement and Plan of Complete Liquidation which would result in an exchange of shares in your fund for those of a comparable fund administered by Franklin Advisers, Inc. ("Advisers"), Franklin Money Fund ("Franklin Money"). On the date of the exchange, you will receive shares in Franklin Money equal in value to your investment in Templeton Money Fund ("Templeton Money").


      The transaction is being proposed because, in the opinion of the Board of Trustees, a larger fund would achieve greater economies of scale and have a greater ability to deliver high levels of quality and service to shareholders at reasonable cost over the long term.

      Please take the time to review this document and vote now! To ensure that your vote is counted, indicate your position on the enclosed proxy card. Sign and return your card promptly. If you determine at a later date that you wish to attend this meeting, you may revoke your proxy and vote in person.

      Thank you for your attention to this matter.

                                                Sincerely,


                                                Barbara J. Green
                                                SECRETARY





                              TEMPLETON MONEY FUND
             700 Central Avenue, St. Petersburg, Florida 33701-3628

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS To Be Held on
                        December 31, 1996

      To the Shareholders:


      NOTICE IS HEREBY GIVEN that a Special Meeting of Shareholders of the Templeton Money Fund series ("Templeton Money") of Templeton Income Trust (the "Trust"), will be held at the offices of Templeton Money's administrator which are located at 500 East Broward Blvd., Fort Lauderdale, Florida 33394-3091 on December 31, 1996, at 10:00 a.m., local time, for the following reasons:


1. To approve or disapprove an Agreement and Plan of Complete Liquidation between the Trust on behalf of Templeton Money and Franklin Money Fund ("Franklin Money") that provides for the acquisition of substantially all of the assets of Templeton Money in exchange for shares of Franklin Money, the distribution of such shares to the shareholders of Templeton Money, and the liquidation and dissolution of Templeton Money.

2. To transact such other business as may properly come before the Special Meeting or any adjournment thereof.

      The transaction contemplated by the Agreement and Plan of Complete Liquidation is described in the attached Prospectus/Proxy Statement. A copy of the Agreement and Plan of Complete Liquidation is attached as Exhibit A thereto.

      Shareholders of record as of the close of business on October 25, 1996 are entitled to notice of, and to vote at, the Special Meeting or any adjournment thereof.

                                    By Order of the Board of Trustees,

                                    Barbara J. Green, Secretary

      November 15, 1996

      IF YOU ATTEND THE MEETING, YOU MAY VOTE YOUR SHARES IN PERSON. IF YOU DO NOT EXPECT TO ATTEND THE MEETING, THE BOARD OF TRUSTEES URGES YOU TO COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY CARD(S) IN THE ENCLOSED POSTAGE-PAID RETURN ENVELOPE. IT IS IMPORTANT THAT YOU RETURN YOUR SIGNED PROXY PROMPTLY SO THAT A QUORUM MAY BE ENSURED.





                     Combined Proxy Statement and Prospectus

                                TABLE OF CONTENTS


                                                                    PAGE
Cover Page................................................. Cover
Summary....................................................
Proposed Transaction.......................................
Voting Information.........................................
Tax Consequences...........................................
Investment Objectives and Policies.........................
Management of Franklin Money...............................
Fees and Expenses..........................................
Purchase Price, Redemption Price, Dividends and
Distributions..............................................
Risk Factors...............................................
Special Information Regarding Franklin Money's Master
/Feeder Fund Structure.....................................
Reasons for the Transaction................................
Information about the Transaction..........................
Method of Carrying Out Transaction.........................
Conditions Precedent to Closing............................
Expenses of the Transaction................................
Tax Considerations.........................................
Description of Shares of Franklin Money....................
Capitalization............. ...............................
Comparison of Investment Policies and Risks................
Franklin Money and Templeton Money.........................
Investment Policies........................................
Investment Restrictions....................................
Risk Factors...............................................
Information about Franklin Money...........................
Information about the Trust................................
Voting Information and Principal Stockholders..............
Transfer Agent and Custodian...............................
Exhibit A - Agreement and Plan of Complete Liquidation...Attached
Exhibit B - Franklin Money Fund Prospectus dated
November 1, 1996..............   Accompanies this proxy statement
Exhibit C - Franklin Money Fund Annual Report... Accompanies this proxy statement




                     COMBINED PROXY STATEMENT AND PROSPECTUS

                             Dated November 15, 1996
                        Acquisition of the Assets of the
                         Templeton Money Fund series of
                             TEMPLETON INCOME TRUST

                        By and in exchange for shares of
                               FRANKLIN MONEY FUND
      This Prospectus/Proxy Statement is being furnished to you in connection with the solicitation of proxies by the Board of Trustees of Templeton Income Trust (the "Trust"). The Trust is a series investment company with two series of shares of beneficial interest outstanding. Each series represents an interest in a separate investment portfolio, designated as Templeton Global Bond Fund and Templeton Money Fund ("Templeton Money" or the "Selling Portfolio"). The transaction described herein relates solely to Templeton Money.

      Proxies solicited will be voted at a Special Meeting of Shareholders to approve or disapprove an Agreement and Plan of Complete Liquidation (the "Agreement and Plan"). The Agreement and Plan provides for the acquisition of substantially all of the assets of Templeton Money by and in exchange for shares of a mutual fund in the Franklin Templeton Group of Funds, Franklin Money Fund ("Franklin Money" or the "Acquiring Fund"), which is administered by Franklin Advisers, Inc. ("Advisers"), and which has investment objectives and policies which correspond to those of Templeton Money. Franklin Money, in turn, invests all of its assets in The Money Market Portfolio (the "Portfolio"), a separate series of shares of The Money Market Portfolios ("Money Market"), an open-end, diversified management investment company. The Portfolio has the same objectives, policies and restrictions as Franklin Money and is managed by Advisers.

      Following such transfer, shares of Franklin Money will be distributed to shareholders of Templeton Money in complete liquidation of Templeton Money and individual shareholders will receive that number of shares of Franklin Money having an aggregate net asset value equal to the aggregate net asset value of such shareholder's shares of Templeton Money.

      Franklin Money is a no-load, open-end, diversified management investment company, with principal offices located at 777 Mariners Island Boulevard, San Mateo, California 94404. Advisers and Templeton Global Bond Managers, a division of Templeton Investment Counsel, Inc. ("Templeton"), adviser to Templeton Money, are respectively direct and indirect wholly owned subsidiaries of Franklin Resources, Inc. Franklin Money has substantially the same investment objectives as Templeton Money, namely current income, stability of principal and liquidity. Franklin Money and Templeton Money each seeks to maintain a stable net asset value of $1.00, although there can be no assurance that either fund will be able to do so. Investments in Franklin Money and Templeton Money are neither insured nor guaranteed by the U.S.
Government.

      Shares of Franklin Money are not deposits or obligations of, or guaranteed or endorsed by, any bank; further, such shares are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board, or any other agency. Shares of Franklin Money involve investment risks including the possible loss of principal.


      The Trust will request broker-dealer firms, custodians, nominees and fiduciaries to forward proxy material to the beneficial owners of the shares owned of record by such persons. Templeton Money may reimburse such broker-dealer firms, custodians, nominees and fiduciaries for their reasonable expenses incurred in connection with such proxy solicitation. In addition to solicitations by mail, some of the officers and employees of the Trust and Templeton, without extra remuneration, may conduct additional solicitations by telephone, telegraph and personal interviews. The Trust has engaged Shareholder Communications Corporation to solicit proxies from brokers, banks, other institutional holders and individual shareholders for an approximate fee, including out-of-pocket expenses, ranging between $10,652 and $16,352.

      This Prospectus/Proxy Statement, which should be retained for future reference, sets forth concisely the information about Franklin Money that a prospective investor should know before investing. This Prospectus/Proxy Statement is accompanied by the prospectus of Franklin Money dated November 1, 1996, and an Annual Report for Franklin Money dated June 30, 1996, which are incorporated by reference into this Prospectus/Proxy Statement and included hereto as Exhibits B and C, respectively. A Statement of Additional Information dated November 15, 1996, relating to this Prospectus/Proxy Statement, the transactions described herein and the parties thereto, has been filed with the Securities and Exchange Commission and is incorporated by reference into this Prospectus/Proxy Statement. A copy of that Statement may be obtained without charge by writing to the address noted above or by calling 1-800/DIAL BEN. A Prospectus for Templeton Money and a Statement of Additional Information for the Trust, each dated January 1, 1996, as well as an Annual Report for Templeton Money as of August 31, 1996 are also on file with the Securities and Exchange Commission; each of these documents is incorporated by reference herein and is available without charge upon request to the Trust. This Prospectus/Proxy Statement will first be sent to shareholders on or about November 15, 1996.


      THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS/PROXY STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

      NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS/PROXY STATEMENT AND IN THE MATERIALS EXPRESSLY INCORPORATED HEREIN BY REFERENCE AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE TRUST OR FRANKLIN MONEY.


                                     SUMMARY


      This summary of certain information contained in this Prospectus/Proxy Statement is qualified by reference to the more complete information contained elsewhere in this Prospectus/Proxy Statement, the Prospectus of Franklin Money and the Agreement and Plan of Complete Liquidation (the "Agreement and Plan") included with this Prospectus/Proxy Statement as Exhibit A.

      PROPOSED TRANSACTION. At a meeting held on October 19, 1996, the Board of Trustees of the Trust, including a majority of the trustees ("Independent Trustees") who are not "interested persons" of the Trust as defined in the Investment Company Act of 1940, as amended (the "1940 Act"), approved the Agreement and Plan providing for the transfer of substantially all of the assets of Templeton Money to Franklin Money, in exchange for shares issued by Franklin Money and the distribution of such Franklin Money shares received, in complete liquidation of Templeton Money. (The proposed transaction is referred to in this Prospectus/Proxy Statement as the "Transaction.") The value of shares issued by Franklin Money in connection with the Transaction will equal the value of the assets of Templeton Money.


      Pursuant to the Agreement and Plan, shares issued by Franklin Money to Templeton Money will be distributed to the shareholders of Templeton Money in complete liquidation of Templeton Money. As a result, shareholders of Templeton Money will cease to be shareholders of such fund and will instead be the owners of that number of full and fractional shares of Franklin Money having an aggregate net asset value equal to the aggregate net asset value of the shares of Templeton Money on the Closing Date of the Transaction.

      For the reasons set forth below under "Reasons for the Transaction," the Board of Trustees of the Trust, including all of the Independent Trustees present at the meeting at which the Transaction was approved, has concluded that the Transaction is in the best interests of the shareholders of Templeton Money and, therefore, recommends approval of the Agreement and Plan. The Board of Trustees of the Trust and the Board of Directors of Franklin Money, respectively, also concluded that no dilution would result to the shareholders of Templeton Money or Franklin Money, respectively, as a result of the Transaction.

      VOTING INFORMATION. The affirmative vote of the holders of a majority of the outstanding shares of Templeton Money on the Record Date is necessary to approve the Agreement and Plan. Under relevant state law and the Trust's trust documents, abstentions and broker non-votes will be included for purposes of determining whether a quorum is present at the Special Meeting, but will be treated as votes not cast and, therefore, will not be counted for purposes of determining whether the matter to be voted upon at the Special Meeting has been approved.

      Each shareholder will be entitled to one vote for each share of Templeton Money held on the Record Date. If you give no voting instructions on your proxy, your shares will be voted in favor of the Agreement and Plan.


      Shareholders of record of Templeton Money at the close of business on October 25, 1996 (the "Record Date") will be entitled to vote at the Special Meeting. On the Record Date, there were 106,173,661.603 outstanding shares of Templeton Money. If any other matter comes properly before the Special Meeting, your shares will be voted in accordance with the recommendation of the Trust's Board of Trustees. You may, however, revoke your proxy by executing another proxy, by giving written notice of such revocation to the Trust or by attending the meeting and voting by ballot at the meeting.

      TAX CONSEQUENCES. It is anticipated that the Transaction will not result in material adverse federal income tax consequences to Templeton Money or Franklin Money. The holders of the shares of Templeton Money will not recognize any gain or loss. For further information about the tax consequences of the Transaction, see "Information About The Transaction-Tax Considerations."

      INVESTMENT OBJECTIVES AND POLICIES. The investment objective of Franklin Money is to obtain as high a level of current income (in the context of the type of investments available to the fund) as is consistent with capital preservation and liquidity. Franklin Money pursues its investment objective by investing all of its assets in the Portfolio, which has the same investment objectives, and substantially similar policies and restrictions as Franklin Money. The Portfolio is a separate diversified series of Money Market, an open-end management investment company managed by Advisers. Shares of the Portfolio are acquired by Franklin Money at net asset value with no sales charge. Accordingly, an investment in Franklin Money is an indirect investment in the Portfolio.


      The Portfolio operates in accordance with the requirements of Rule 2a-7 under the 1940 Act. The Portfolio limits its investments to those U.S. dollar denominated instruments which the Board of Trustees of Money Market determines present minimal credit risks and which are, as required by the federal securities laws, rated in one of the two highest rating categories as determined by nationally recognized statistical rating organizations, or which are unrated and of comparable quality, with remaining maturities of 397 calendar days or less. The Portfolio also maintains a dollar weighted average maturity of the securities in its portfolio of 90 days or less. There is no assurance that it will be able to maintain a stable net asset value of $1.00 per share. An investment in Franklin Money or the Portfolio is neither guaranteed nor insured by the U.S. government.


      The investment objective of Templeton Money is current income, stability of principal and liquidity, which it seeks to achieve by investing in high-grade "money market" instruments with maturities not exceeding 397 days, consisting primarily of short-term U.S. government securities, certificates of deposit, time deposits, bankers' acceptances, commercial paper and repurchase agreements with banks or broker-dealers with respect to these securities. Templeton Money operates in accordance with the requirements of Rule 2a-7 under the 1940 Act. Accordingly, all securities purchased by Templeton Money must be rated in one of the two highest rating categories for debt obligations by at least two nationally recognized statistical rating organizations (or one rating organization if the instrument was rated by only one such organization, subject to ratification of the investment by the Board of Trustees). If a security is unrated, it must be of comparable quality as determined in accordance with procedures established by the Board of Trustees, including approval or ratification of the security by the Board except in the case of U.S. government securities. An investment in Templeton Money (like Franklin Money) is neither insured nor guaranteed by the U.S. government. While Templeton Money (like Franklin Money) seeks to maintain a stable net asset value of $1.00 per share, there can be no assurance that it will be able to do so.


      MANAGEMENT OF FRANKLIN MONEY. The management of the business and affairs of Franklin Money is the responsibility of its Board of Directors. Franklin Money was incorporated under the laws of the State of California on November 7, 1975. The management of the business and affairs of Money Market, which is a Delaware Business Trust established on July 10, 1992, is the responsibility of its Board of Trustees.


      Franklin Money is administered by Advisers, whose address is 777 Mariners Island Boulevard, San Mateo, California 94404. Advisers is a wholly-owned subsidiary of Franklin Resources, Inc. ("Resources"), a publicly owned holding company, the principal shareholders of which are Charles B. Johnson and Rupert
H. Johnson, Jr., who own approximately 16% and 10%, respectively, of Resources' outstanding shares. Through its subsidiaries, Resources is engaged in various aspects of the financial services industry. Advisers acts as investment manager to 36 U.S. registered investment companies (124 separate series) with aggregate assets of over $82 billion. Because Franklin Money invests all of its assets in the Portfolio, it has no investment manager. The investments of the Portfolio, however, are managed by Advisers.


      FEES AND EXPENSES. Pursuant to an administration agreement which became effective on July 29, 1994, Franklin Money is obligated to pay Advisers a daily fee (payable at the request of Advisers) computed at the annual rate of 91/200 of 1% for the first $100 million of its average daily net assets; plus 33/100 of 1% of its net assets over $100 million up to and including $250 million; and 7/25 of 1% of its net assets over $250 million. In addition, the Portfolio pays Advisers a fee equal to an annual rate of 15/100 of 1% of its average daily net assets for the supervision and implementation of the Portfolio's investment activities and the provision of certain administrative services and facilities. Franklin Money shareholders will bear a portion of the Portfolio's operating expenses, including fees paid to Advisers, to the extent that Franklin Money, as a shareholder of the Portfolio, bears such expenses.


      In connection with the participation of Franklin Money as a feeder fund in a master/feeder structure, Advisers has agreed, without limitation with respect to any time period, to limit its administration and management fees in order to ensure that the total aggregate operating expenses of Franklin Money and the Portfolio, which are in effect borne by a shareholder of Franklin Money, are not higher than if Franklin Money did not operate as a feeder fund. This action by Advisers to limit its administrative and management fees may be terminated by Advisers at any time. The management fees actually paid by the Portfolio to Advisers for the Portfolio's fiscal year ended June 30, 1996, after a fee reduction by Advisrs, was 0.14% of average net assets, or $2,034,014.


      Franklin Money also receives shareholder accounting and other clerical services from Franklin/Templeton Investor Services, Inc. ("Investor Services" or "Shareholder Services Agent") in its capacity as transfer agent and dividend disbursing agent. Investor Services is a wholly owned subsidiary of Resources and is located at the same address as Advisers.


      Templeton Money is obligated to pay Templeton a monthly fee for investment management services equal on an annual basis to 0.35% of its average daily net assets, reduced to 0.30% of such net assets in excess of $200,000,000 and further reduced to 0.25% of such net assets in excess of $1,300,000,000. The management fees actually paid by Templeton Money to Templeton for the fiscal year ended August 31, 1996, after a voluntary fee waiver, was 0.15% of average net assets, or $324,532.

      Templeton Money receives administrative services from its administrator, Templeton Global Investors, Inc., and also receives transfer agent services from Investor Services. The following table shows comparative fee information for Franklin Money and Templeton Money.

                          PRO FORMA FEE TABLES FOR
                     FRANKLIN MONEY AND TEMPLETON MONEY
                                 (UNAUDITED)

                                      ACTUAL                   Pro Forma
                            FRANKLIN MONEY1  TEMPLETON MONEY2  AFTER TRANSACTION
                          (fiscal year ended (fiscal year ended
                               6/30/96)       8/31/96)
SHAREHOLDER TRANSACTION EXPENSES
   Exchange Fee3                     $5.00           $5.00          $5.00
ANNUAL FUND OPERATING EXPENSES
   (as percentage of average
   net assets):
Management Fees (after fee           0.14%           0.15%          0.14%
waivers)......................
Administration Fees (after fee       0.30%           None           0.30%
waivers)......................
12b-1 Fees....................        None           0.15%           None
Other Expenses................       0.31%           0.76%          0.30%
---------------------------------
Total Operating Expenses......       0.75%           0.96%          0.74 %

1 DUE TO ITS PARTICIPATION IN THE MASTER FEEDER STRUCTURE, FRANKLIN MONEY'S OPERATING EXPENSES INCLUDE MANAGEMENT FEES PAID BY THE PORTFOLIO AND ADMINISTRATION FEES PAID BY FRANKLIN MONEY. THE PORTFOLIO'S INVESTMENT MANAGER AND FRANKLIN MONEY'S ADMINISTRATOR HAVE AGREED TO WAIVE IN ADVANCE A PORTION OF THE MANAGEMENT AND ADMINISTRATION FEES AND MAKE CERTAIN PAYMENTS TO REDUCE EXPENSES OF FRANKLIN MONEY AND THE PORTFOLIO TO ENSURE TOTAL AGGREGATE EXPENSES OF FRANKLIN MONEY AND THE PORTFOLIO ARE NOT HIGHER THAN IF FRANKLIN MONEY WERE NOT TO INVEST ALL OF ITS ASSETS IN THE PORTFOLIO. ABSENT ANY WAIVER OR EXPENSE REDUCTION, MANAGEMENT AND ADMINISTRATIVE FEES WOULD HAVE REPRESENTED 0.15% AND 0.30%, RESPECTIVELY, AND TOTAL OPERATING EXPENSES WOULD HAVE REPRESENTED 0.76% OF THE AVERAGE NET ASSETS OF FRANKLIN MONEY.


2 TEMPLETON MONEY'S INVESTMENT MANAGER HAS VOLUNTARILY AGREED TO TEMPORARILY REDUCE ITS INVESTMENT MANAGEMENT FEES BY 0.20%. IF THIS POLICY WERE NOT IN EFFECT, TEMPLETON MONEY'S MANAGEMENT FEE WOULD BE 0.35% AND ITS TOTAL OPERATING EXPENSES WOULD BE 1.10%.


3 THE EXCHANGE FEES ARE IMPOSED ONLY ON TIMING ACCOUNTS AS DEFINED UNDER "MAY I EXCHANGE SHARES FOR SHARES OF ANOTHER FUND?" IN FRANKLIN MONEY'S PROSPECTUS AND UNDER "EXCHANGE PRIVILEGE" IN TEMPLETON MONEY'S PROSPECTUS. ALL OTHER EXCHANGES ARE PROCESSED WITHOUT A FEE.


EXAMPLE:


      Based on the level of total operating expenses listed above (after waivers or reimbursements), an investor would pay the following expenses on a $1,000 investment, assuming a 5% annual return and redemption at the end of each time period:

                                 1 YEAR      3 YEARS     5 YEARS    10 YEARS
                                 ------      -------     -------    --------
Franklin Money                     $8         $24         $42         $94
                                     -           -           -
Templeton Money                    $10        $31         $53         $118
                                                 -           -
Estimated Expenses for             $8          $24         $41         $92
Franklin Money
(after proposed transaction)


            The foregoing tables are designed to assist the investor in understanding the various costs and expenses that a shareholder will bear directly or indirectly. THE EXAMPLE SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES AND ACTUAL EXPENSES MAY BE GREATER OR LESSER THAN THOSE SHOWN.

      PURCHASE PRICE, REDEMPTION PRICE, DIVIDENDS AND DISTRIBUTIONS. Shares of both Franklin Money and Templeton Money are sold on a continuous basis at the net asset value, without a sales charge. Templeton Money has a plan of distribution or "12b-1 Plan" under which it may reimburse Franklin/Templeton Distributors, Inc. ("FTD") for FTD's costs and expenses for activities primarily intended to result in the sale of fund shares. Expenditures by Templeton Money under the plan may not exceed 0.15% annually of the fund's average daily net assets. Under the plan, costs and expenses not reimbursed in any one given month (including costs and expenses not reimbursed because they exceeded the limit of 0.15% per annum of the fund's average daily net assets) may be reimbursed in subsequent months or years, subject to applicable law. In connection with the Transaction, any unreimbursed expenses existing at the time of the Transaction will be waived by FTD.

      Franklin Money requires a minimum initial investment of $500 and subsequent investments of at least $25. The minimums may be waived when the shares are purchased through plans established by Franklin providing for regular periodic investment. Templeton Money requires a minimum initial investment of $500 and a $25 minimum for subsequent investments.


      Shares of both Franklin Money and Templeton Money may be redeemed at their respective net asset value per share, although redemptions in excess of $250,000 or 1% of net assets in any 90-day period may be subject to certain conditions. Shares of both Franklin Money and Templeton Money may be exchanged for shares of other members of the Franklin Templeton Group of Funds subject to certain limitations, as provided in the prospectuses of the respective Franklin Templeton Funds.


      Franklin Money and Templeton Money each have policies of distributing substantially all of their net investment income and net capital gains to their respective shareholders.

      Franklin Money declares dividends for each day that the fund's net asset value is calculated, payable to shareholders of record as of the close of business the preceding day. The amount of dividends may fluctuate from day to day and dividends may be omitted on some days, depending on changes in the factors that comprise the fund's net investment income. The fund does not pay "interest" to its shareholders, nor is any amount of dividends or return guaranteed in any way. Franklin Money dividends are automatically reinvested daily in the form of additional shares of the fund at the net asset value per share at the close of business each day, unless the shareholder has requested dividend payments in cash, which are paid monthly. The daily dividend includes accrued interest and any original issue and market discount, plus or minus any gain or loss on the sale of portfolio securities and changes in unrealized appreciation or depreciation in portfolio securities (to the extent required to maintain a stable net asset value per share), less amortization of any premiums paid on the purchase of portfolio securities and the estimated expenses of the Fund. Templeton Money declares dividends daily, including weekends and holidays, immediately prior to the determination of net asset value, which are paid to shareholders monthly. Dividends are declared and reinvested starting on the day after (whether or not a business day) the fund's shares are issued and including the day on which the fund's shares are redeemed. Such dividends include net investment income (consisting of interest accrued or discount earned less amortization of premium and estimated expenses) and net realized gains. Income dividends paid by Templeton Money are automatically reinvested on the payable date in whole or fractional shares of the fund at net asset value as of the ex-dividend date, unless the shareholder previously requested payment in cash.

      RISK FACTORS. Because of the similarities of the investment objectives and policies of Franklin Money (and consequently the Portfolio) and Templeton Money, the investment risks associated with an investment in Franklin Money are generally the same as those of Templeton Money. There are, however, some distinctions in the investment program of each of the Portfolio and Templeton Money. These are summarized below. See "Comparison of Investment Policies-Risk Factors" below and the accompanying prospectus of Franklin Money.

      The Portfolio and Templeton Money have very similar investment policies and restrictions. Both the Portfolio and Templeton Money invest primarily in high quality, short-term money market instruments. Both of the funds pursue their investment objectives by investing primarily in: U.S. government securities; bank obligations, such as certificates of deposit, time deposits, bankers' acceptances, Eurodollar obligations (dollar-denominated obligations of foreign banks) and Yankee obligations (dollar-denominated obligations of domestic branches of foreign banks); commercial paper; and repurchase agreements. Each fund is permitted to lend its portfolio securities subject to restrictions described in their respective prospectuses. The Portfolio may invest in short-term, high quality corporate obligations such as floating or variable rate bonds, debentures or notes. Templeton Money does not have a policy of investing in such instruments. Templeton Money, however, has adopted restrictions against: borrowing money; pledging, mortgaging or hypothecating its assets for any purpose; investing more than 15% of its total assets in securities of foreign companies that are not listed on a recognized United States or foreign securities exchange, including no more than 5% of its total assets in restricted securities and no more than 10% of its total assets in restricted securities and other securities which are not readily marketable. The Portfolio's policies differ to the extent. that while the Portfolio may not generally borrow or mortgage or pledge its assets, it may borrow money from banks for temporary or emergency purposes only and pledge its assets for such loans in amounts up to 5% of the value of the Portfolio's total assets. Further, the Portfolio may not purchase securities in private placements or in other transactions for which there are legal or contractual restrictions on resale and which are not readily marketable, or enter into a repurchase agreement with more than seven days to maturity if, as a result, more than 10% of the total assets of the Portfolio would be invested in such securities or repurchase agreements. Although Templeton Money does not actively invest in or have any present intention to invest in warrants, it has also adopted a restriction against investing more than 5% of its net assets in any types of warrants whether or not listed on the New York or American Stock Exchanges, and more than 2% of its net assets in warrants that are not listed on those exchanges. Franklin Money may not purchase warrants.

      The Eurodollar and Yankee obligations in which each of Templeton Money and Franklin Money invest involve risks. Such investment risks may include future political and economic developments, the possible imposition of withholding taxes on interest income payable on the Eurodollar and Yankee obligations held by the respective fund, possible seizure or nationalization and the possible establishment of exchange controls or the adoption of other foreign government laws and restrictions applicable to Eurodollar and Yankee obligations, which might adversely affect the payment of principal and interest.

      SPECIAL INFORMATION REGARDING FRANKLIN MONEY'S MASTER/FEEDER FUND STRUCTURE. An investment in Franklin Money may be subject to certain risks due to the fund's structure as a feeder fund, such as the potential that, upon redemption by other shareholders of the Portfolio, Franklin Money's expenses may increase or the economies of scale which have been achieved as a result of the structure may be diminished. Institutional investors in the Portfolio that have a greater pro rata ownership interest in the Portfolio than Franklin Money could have effective voting control over the operation of the Portfolio. Further, in the event that the shareholders of Franklin Money do not approve any future change in the fund's objectives and fundamental policies in order to conform Franklin Money's objectives or policies to those already approved for the Portfolio, Franklin Money may be forced to withdraw its investments from the Portfolio and seek another investment company with substantially similar objectives and policies.

      Franklin Money may withdraw its investment in the Portfolio at any time if the Board of Directors of Franklin Money considers that it is in the best interests of the fund to do so. Upon any such withdrawal, the Board of Directors of Franklin Money would consider what action to take, including the investment of all the assets of the fund in another pooled investment entity having substantially similar investment objectives and policies as Franklin Money or the hiring of an investment adviser to manage Franklin Money's investments. Such circumstances may cause an increase in fund expenses.


      The Franklin Group of Funds(R) has three other funds which may invest in the Portfolio, two are designed for institutional investors only and one, is available to Class II shareholders in the Franklin Templeton Group of Funds pursuant to that fund's exchange privilege. It is possible that in the future other funds may be created which may likewise invest in the Portfolio or existing funds may be restructured so that they may invest in the Portfolio. If and when that happens, Franklin Money or Advisers will forward to any interested shareholders additional information, including a prospectus and Statement of Additional Information, if requested, regarding such other funds through which they may make investments in the Portfolio. Any such fund may be offered at the same or a different public offering price and with different fee structures; thus, an investor in such fund may experience a different return from an investment in another investment company which invests exclusively in the Portfolio. It is currently anticipated that, following the Transaction, Franklin Money will have an approximate 79% interest in the Portfolio.


      In light of the fact that all of Franklin Money's directors are also trustees of Money Market, the Board of Directors of Franklin Money and the Board of Trustees of Money Market have adopted Conflict of Interest Procedures, which are designed to protect shareholders of Franklin Money. Such procedures require the independent members of the Board of Directors/Trustees to review, no less frequently than annually, the master/feeder structure to ensure that conflicts of interest do not arise between the master fund and the feeder fund and to report to the full Board after their review. Such potential conflicts include: the creation of additional feeder funds with different fee structures; the need to ensure that fee waiver commitments are fulfilled; proposals to revise fee waiver commitments; the creation of additional feeder funds which could have controlling voting interests in pass-through voting which could affect investment and other policies; proposals to increase fees at the master fund level; and consideration of changes in fundamental policies at the master fund level which may or may not be acceptable to the fund.

      In the event that the independent directors or trustees perceive that there may be a potential conflict, the procedures require the independent members of the Board to request a written analysis from management describing whether such an apparent potential conflict of interest will impede the operation of any constituent feeder fund and its shareholders. Upon receipt of the written analysis, the independent members of the Board must then review it, deliberate and present their conclusion to the full Board. If the independent Board members determine that no actual potential conflict exists, they will recommend that no further action be taken. If they determine that the analysis is inconclusive, they may submit the matter to and be guided by the judgment of an independent legal counsel issued in a written opinion. If the independent directors determine that a potential conflict exists, they may take one or more of the following actions: suggest a course of action designed to eliminate the potential conflict; if appropriate, request that the full Board submit the conflict to shareholders for resolution; recommend to the full Board that the fund no longer invest in the master fund and propose either a search for a new master fund in which to invest or the hiring of an investment manager to manage the fund's assets; recommend to the full Board that a new group of directors or trustees be recommended to shareholders for approval; or take other appropriate action.

                           REASONS FOR THE TRANSACTION

      The Transaction has been recommended by the Board of Trustees of the Trust on behalf of Templeton Money as a means of combining the fund with a larger fund which should be better able to diversify its investments and to obtain certain economies of scale with attendant savings in costs for the fund and its shareholders over the long term.

      Because of the relatively small size of Templeton Money, and concerns regarding its ability to operate cost competitively on a stand alone basis, Templeton recommended to the Trustees the sale of the assets of Templeton Money to a larger fund which has similar investment objectives and policies, subject to the approval of the Board of Trustees and approval of the fund's shareholders.


      The Agreement and Plan was originally presented to the Trust's Board of Trustees at meetings held on October 16, 1993, December 6, 1993 and February 25, 1994. The Board of Trustees approved the Transaction at that time, but management of each fund later recommended postponement of the Transaction to allow time to resolve certain operational and record-keeping differences between the Funds. The Agreement and Plan was again presented to the Trustees on October 19, 1996. The Trust's Board of Trustees reviewed the potential benefits to be gained by shareholders of Templeton Money as well as any additional costs to be borne by it. In determining whether to recommend approval of the Transaction to shareholders, the Board of Trustees considered, among other factors: the expense ratio of Franklin Money as well as similar funds; the comparative investment performance of Franklin Money with the performance of similar funds; the compatibility of the investment objectives, policies, restrictions and portfolios of Franklin Money with Templeton Money; the tax consequences of the Transaction; and the significant experience Franklin Advisers has as the manager of more than $2.9 billion in assets in money market mutual funds.

      During the course of its deliberations, the Trust's Board of Trustees also considered the fact that the expenses of the Transaction will be shared equally by Templeton, Advisers, Franklin Money, and Templeton Money. Templeton and Advisers have also represented that should the total costs attributable to the Transaction result in Franklin Money or Templeton Money paying a disproportionate amount in relation to the benefits received, Templeton and Advisers will pay such excess amount.

      In reaching the decision to recommend that shareholders of Templeton Money vote to approve the Transaction, the Board of Trustees concluded that the Transaction is in the best interests of the shareholders of Templeton Money and that no dilution would result to the shareholders of Templeton Money from the Transaction. The Board's conclusion was based on a number of factors, including that the Transaction would permit shareholders to pursue their investment goals in a fund. A larger fund should have enhanced ability to effect portfolio transactions on more favorable terms and should have greater investment flexibility. Higher aggregate net assets also should enable shareholders to obtain the benefits of economies of scale, permitting the reduction or elimination of certain duplicate costs and expenses which may result in lower overall expense ratios through the spreading of both fixed and variable costs of fund operations over a larger asset base. As a general rule, economies can be expected to be realized primarily with respect to fixed expenses. However, expenses that are based on the value of assets or the number of shareholder accounts, such as custody and transfer agent fees, would be largely unaffected by the Transaction. The Board of Directors of Franklin Money also determined that the Transaction was in the best interests of its shareholders and that no dilution would result to such shareholders.


      FOR THE REASONS DISCUSSED ABOVE, THE BOARD OF TRUSTEES RECOMMENDS THAT YOU VOTE FOR THE AGREEMENT AND PLAN. If the Agreement and Plan is not approved, the Board of Trustees will consider other possible courses of action with respect to Templeton Money, including dissolution and liquidation.

INFORMATION ABOUT THE TRANSACTION

      The following summary of the Agreement and Plan does not purport to be complete, and is subject in all respects to the provisions of, and is qualified in its entirety by reference to, the Agreement and Plan, a copy of which is attached hereto as Exhibit A.

      METHOD OF CARRYING OUT THE TRANSACTION. If the shareholders of the Selling Portfolio approve the Agreement and Plan relating to the Selling Portfolio, the reorganization of such Portfolio will be consummated promptly after the various conditions to the obligations of each of the parties are satisfied. (See "Conditions Precedent to Closing.") Consummation of the Transaction (the "Closing Date") will be on December 31, 1996, or such other date as is agreed to by Franklin Money and the Trust on behalf of Templeton Money, provided that the Agreement and Plan may be terminated by either party if the Closing Date does not occur on or before January 31, 1997.


      On the Closing Date, the Selling Portfolio will deliver substantially all of its assets in exchange for shares of the Acquiring Fund having an aggregate net asset value equal to the aggregate value of assets so delivered as of 3:00 P.M. Pacific time on the Closing Date. In the event that the shareholders of Templeton Money do not approve the Agreement and Plan, the assets of Templeton Money will not be delivered on the Closing Date and the obligations of the Trust under the Agreement and Plan relating to Templeton Money shall not be effective. The stock transfer books of the Trust with respect to Templeton Money, assuming the shareholders have approved the Plan, will be permanently closed as of 1:00 P.M. Pacific time on the Closing Date and only requests for redemption of shares of Templeton Money received in proper form prior to 1:00 P.M. Pacific time on the Closing Date will be accepted by the Trust. Redemption requests relating to Templeton Money received by the Trust thereafter shall be deemed to be redemption requests for shares of the Acquiring Fund to be distributed to the former shareholders of Templeton Money.

      Templeton Money will receive, upon consummation of the Transaction, shares of the Acquiring Fund. The number of shares shall be equal to the dollar value of the assets delivered to Franklin Money.


      Since the relative asset values of Templeton Money and Franklin Money have not yet been ascertained for the purposes of the Closing, it is not possible to determine the exact exchange ratio until the Closing Date. Fluctuations and relative performances of Templeton Money and Franklin Money, among other matters, will affect this ratio although it is expected that Franklin Money and Templeton Money will continue to maintain a net asset value of $1.00 per share. In such event, a shareholder of Templeton Money will receive one (1) share of Franklin Money for each share of Templeton Money held.

      CONDITIONS PRECEDENT TO CLOSING. The obligation of the Trust to deliver the assets of the Selling Portfolio to the Acquiring Fund pursuant to the Agreement and Plan is subject to the satisfaction of certain conditions precedent, including performance by the Acquiring Fund, in all material respects, of its agreements and undertakings under the Plan, the receipt of certain documents from the Acquiring Fund, the receipt of an opinion of counsel to the Acquiring Fund, and requisite approval of the Agreement and Plan by the shareholders of the Selling Portfolio, as described above. The obligations of the Acquiring Fund to consummate the Transaction is subject to the satisfaction of certain conditions precedent, including the performance by the Trust of its agreements and undertakings under the Agreement and Plan, the receipt of certain documents and financial statements from the Trust, and the receipt of an opinion of counsel to the Trust.

      EXPENSES OF the Transaction. The expenses relating to the Transaction will be borne as follows. Templeton, Advisers, Franklin Money and Templeton Money will each pay one-fourth of the expenses incurred in connection with entering into and consummating the transaction contemplated by the Agreement and Plan. To the extent that it should be determined following the consummation of the transaction that the Acquiring or the Selling Portfolio has paid a disproportionate amount of expenses in relation to the benefits received, Templeton and Advisers have agreed to pay such disproportionate amount.


      TAX CONSIDERATIONS. It is anticipated that the Transaction contemplated by the Agreement and Plan will not result in material adverse federal income tax consequences. Consummation of the Transaction is subject to receipt of an opinion from Stradley, Ronon, Stevens & Young, LLP, counsel to Franklin Money, based on certain assumptions and representations received from the Trust and Franklin Money, that under the Internal Revenue Code of 1986, as amended, the exchange of assets of Templeton Money for the shares of Franklin Money, and the transfer of such shares to the Templeton Money shareholders will not result in material adverse federal income tax consequences to Templeton Money or Franklin Money. The shareholders of Templeton Money will not recognize any gain or loss on the receipt of Franklin Money Shares in exchange for shares of Templeton Money, provided each entity continues to maintain a net asset value of $1.00 per share as is anticipated. A shareholder's adjusted basis for federal tax purposes in the shares of Franklin Money after the Transaction will be the net asset value of the Franklin Money shares received in the Transaction.


      Shareholders of Templeton Money should consult their tax advisors regarding the effect, if any, of the Transaction in light of their individual circumstances. Since the foregoing discussion only relates to the federal income tax consequences of the Transaction, shareholders of Templeton Money should also consult their tax advisers as to state and local tax consequences, if any, of the Transaction.

      DESCRIPTION OF SHARES OF FRANKLIN MONEY. Shares of Franklin Money will be issued to shareholders of Templeton Money in accordance with the procedures under the Agreement and Plan as described above. Each share will be fully paid and nonassessable when issued with no personal liability attaching to the ownership thereof, will have no preemptive or conversion rights and will be transferable upon the books of Franklin Money. In accordance with Franklin Money's normal procedures as specified in its prospectus, Franklin Money will not issue certificates for shares of its capital stock to former shareholders of Templeton Money. Ownership of Franklin Money shares by former shareholders of Templeton Money will be recorded electronically and Franklin Money will issue a confirmation to such shareholders relating to those shares acquired as a result of the Transaction. No redemption or repurchase of any shares of Franklin Money issued to former shareholders of Templeton Money whose shares are represented by unsurrendered share certificates shall be permitted until such certificates have been surrendered for cancellation.

      As shareholders of Franklin Money, former shareholders of Templeton Money will have substantially similar voting rights and rights upon dissolution with respect to Franklin Money as they currently have with respect to Templeton Money. Shares of Franklin Money have cumulative voting rights, under California law, which means that in all elections of directors, each shareholder has the right to cast a number of votes equal to his number of shares multiplied by the number of directors to be elected at such election, and each shareholder may cast the whole number of votes for one candidate or distribute such votes among two or more candidates. Templeton Money shares, however, do not carry cumulative voting rights, which means that, in all elections of trustees, the holders of more than 50% of the shares voting can elect 100% of the trustees, if they choose to do so and in such event, the holders of the remaining shares voting will not be able to elect any person or persons to the Board of Trustees.

      It is the position of the Division of Investment Management of the U.S. Securities and Exchange Commission that shareholders of Templeton Money will not be entitled to any "dissenters' rights" since the Transaction involves two open-end investment companies registered under the 1940 Act. Although no dissenters' rights may be available to shareholders of Templeton Money, shareholders have the right to redeem their shares at net asset value until the Closing Date, and thereafter such shareholders may redeem their Franklin Money shares at net asset value or exchange their Franklin Money shares into shares of certain other funds in the Franklin Templeton Group of Funds subject to the terms of the Prospectus of the fund being acquired.

      Like the Trust, Franklin Money does not routinely hold annual meetings of shareholders. The Trust is a multi-series investment company that currently issues shares representing interests in two series, and shareholders of each series currently vote in the aggregate with the shareholders of the other series on certain matters (for example, the election of trustees and ratification of independent accountants). Franklin Money is an investment company with authorized capital stock which consists of five billion shares of common stock with $0.10 per share par value. Franklin Money presently issues only one class of shares and, therefore, its shareholders do not vote in the aggregate with any other shareholder class.

CAPITALIZATION. The following table sets forth, as of November 4, 1996, (i) the capitalization of Templeton Money, (ii) the capitalization of Franklin Money,
(iii) the capitalization of the Portfolio, (iv) the pro forma combined capitalization of Franklin Money as adjusted to give effect to the Transaction and (v) the pro forma combined capitalization of the Portfolio as adjusted to give effect to the Transaction. The Portfolio currently sells its shares to two other registered investment companies which invest exclusively in the Portfolio. The capitalizations of Franklin Money and the Portfolio are likely to be different when the Transaction is consummated.



                  Pro Forma of      Pro Forma        The              Templeton        Franklin
                  the Portfolio     Franklin         Portfolio        Money            Money
                  Combined          Money
                  After             Combined
                  Transaction       After
                                    Transaction

Net Assets      $1,700,858,581       $1,351,688,969    $1,585,696,261   $115,162,320     $1,236,526,649

Net asset       $1.00                $1.00             $1.00            $1.00            $1.00
value per share

Shares          1,700,858,581        1,351,688,969     1,585,696,261    115,162,320      1,236,526,649
outstanding


      To the extent permitted by law, the Agreement and Plan may be amended without shareholder approval by mutual agreement in writing by the Trust and Franklin Money. The Agreement and Plan may be terminated and the Transaction abandoned at any time before or, to the extent permitted by law, after the approval of shareholders of Templeton Money by mutual consent of the parties to the Agreement and Plan.


                  COMPARISON OF INVESTMENT POLICIES AND RISKS


      FRANKLIN MONEY AND TEMPLETON MONEY. In seeking to achieve their respective investment objectives, Franklin Money and Templeton Money are guided by substantially similar policies and restrictions that should be considered by the shareholders of Templeton Money. Franklin Money seeks to achieve its objective by investing all of its assets in the Portfolio. Franklin Money and the Portfolio have substantially identical objectives, policies and restrictions, except that Franklin Money's policies and restrictions permit the pursuit of such policies through investment in another open-end management investment company. The following discussion of the policies and restrictions relate to the Portfolio and Templeton Money since the Portfolio will be actively investing, whereas Franklin Money will not. Unless otherwise specified, the investment policies of each of Franklin Money, the Portfolio and Templeton Money may be changed without shareholder approval and the investment restrictions may not. Policies or restrictions stated as fundamental may not be changed without the approval of the lesser of (i) a majority of the outstanding shares, or (ii) 67% of the shares represented at a meeting of shareholders at which the holders of more than 50% of the outstanding shares are represented.

      INVESTMENT POLICIES. Franklin Money is a no-load, open-end, diversified management investment company registered under the 1940 Act. Templeton Money is a diversified series of the Trust, a multi-series investment company registered under the 1940 Act. Franklin Money calculates net asset value at 3:00 p.m. Pacific time each day that the New York Stock Exchange (the "Exchange") is open for business. Templeton Money calculates net asset value per share as of the close of trading (currently 4:00 p.m. Eastern time) on the Exchange on each day that it is open for business. Such net asset value per share is calculated by subtracting the aggregate of all liabilities from the gross value of all assets and dividing the result by the total number of shares outstanding. Franklin Money and Templeton Money each have a principal investment objective of current income, liquidity and preservation of capital. Templeton Money achieves its objective by investing in high quality money market instruments, consisting primarily of short-term U.S. government securities, certificates of deposit, time deposits, bankers' acceptances, commercial paper and repurchase agreements. Franklin Money achieves its objectives by investing in the Portfolio which also invests in such securities. The investment objectives of Franklin Money, the Portfolio and Templeton Money are fundamental policies of the respective funds.

      The Portfolio and Templeton Money each seek to maintain a stable net asset value of $1.00 per share. Both of the funds use the amortized cost method of valuing their respective securities pursuant to Rule 2a-7 under the 1940 Act. Accordingly, both of the funds: maintain a dollar-weighted average portfolio maturity of 90 days or less; purchase instruments with remaining maturities of 397 days or less; and invest only in U.S. dollar denominated securities determined in accordance with procedures established by their respective Boards to present minimal credit risks and which are rated in one of the two highest rating categories for debt obligations as determined by nationally recognized statistical rating agencies, or which are unrated, but of comparable quality.


      Both the Portfolio and Templeton Money may invest in U.S. government securities, which are obligations issued or guaranteed by the U.S. government, its agencies or instrumentalities. Certain of these obligations, including U.S. Treasury bills, notes and bonds, are issued or guaranteed by the U.S. government and supported by the full faith and credit of the U.S. government. Other U.S. government securities are issued or guaranteed by federal agencies or government-sponsored enterprises and are not direct obligations of the U.S. government, but involve sponsorship or guarantees by government agencies or enterprises.

      Both the Portfolio and Templeton Money invest in bank obligations consisting of certificates of deposit, bankers acceptances and time deposits. The Portfolio may not invest more than 10% of its assets in time deposits with maturities in excess of seven calendar days. The Portfolio also invests in instruments secured by bank obligations and letters of credit. Both of the funds also invest in dollar-denominated obligations of foreign branches of domestic banks ("Eurodollar obligations") and dollar-denominated obligations of domestic branches of foreign banks ("Yankee obligations"). With respect to the Portfolio, only up to 25% of its assets may be invested in obligations of foreign branches of U.S. or foreign banks.

      Both the Portfolio and Templeton Money may invest in commercial paper. Templeton Money limits its investments in commercial paper to obligations rated Prime-1 or Prime-2 by Moody's Investor's Service, Inc. ("Moody's") or A-1 or A-2 by Standard & Poor's Corporation ("S&P") or, if not rated by Moody's or S&P, issued by companies having an outstanding debt issue currently rated Aaa or Aa by Moody's or AAA or AA by S&P. With respect to Templeton Money, commercial paper must be issued by domestic corporations or foreign corporations affiliated with domestic issuers. The Portfolio may invest in commercial paper of domestic or foreign issuers which is considered by the fund to present minimal credit risks and which is rated within the two highest rating categories by nationally recognized statistical rating organizations or, if unrated, has been determined by Advisers to be of comparable quality, pursuant to procedures approved by the fund's Board of Trustees.

      The policies of both of the funds permit the funds to lend their portfolio securities. Templeton Money may lend portfolio securities with an aggregate market value of up to one-third of its total assets. The Portfolio may make loans of its portfolio securities in an amount up to 25% of the value of the fund's total assets (this policy is a fundamental policy).


      The Portfolio may also invest in corporate obligations consisting of floating or variable rate bonds, debentures or notes which are considered by the fund to present minimal credit risks and are rated within the two highest rating categories by nationally recognized statistical rating organizations or, if unrated, have been determined by Advisers to be of comparable quality, pursuant to procedures approved by the fund's Board of Trustees. Such obligations must mature in 397 calendar days or less. Templeton Money has no similar policy.


      The policies of both of the funds permit the funds to acquire a security and simultaneously enter into a repurchase agreement, wherein the seller agrees to repurchase the security at a specified time and price. The repurchase price is in excess of the purchase price by an amount which reflects an agreed-upon rate of return, which is not tied to the coupon rate on the underlying security.

      INVESTMENT RESTRICTIONS. The investment restrictions of the Franklin Money, Portfolio, and Templeton Money are similar. As a matter of fundamental policy, each of the funds will not: buy securities on margin or sell any securities short; make loans, except through the purchase of debt securities, the lending of portfolio securities or the purchase of securities with a simultaneous agreement by the seller to repurchase them; purchase or retain and, with respect to Franklin Money, purchase from or sell to the fund's officers and directors or certain affiliate securities of any company in which trustees or officers of the trust, or certain affiliates, individually own more than 1/2 of 1% of the securities of such company and in the aggregate own more than 5% of the securities of such company; invest in real estate (or, as to Templeton Money, mortgages on real estate), except certain securities secured by real estate or interests therein; invest in commodities, or oil, gas or other mineral exploration or development programs except that, as to these interests, Templeton Money may invest in publicly issued debentures or equity stock interests relating thereto; invest in any company for the purpose of exercising control or management; invest in other investment companies (except in connection with a merger, consolidation, acquisition or reorganization; in the case of Templeton Money, this exception applies to open-end investment companies only); as to securities with legal or contractual restrictions on resale, Templeton Money may invest up to 5% of its total assets in such securities and may invest up to 10% of its total assets in restricted securities and other securities (including repurchase agreements having more than seven days remaining to maturity) that are not readily marketable, while the Portfolio may not purchase securities in private placements or in other transactions, for which there are legal or contractual restrictions on resale and are not readily marketable, or enter into a repurchase agreement with more than seven days to maturity if, as a result, more than 10% of its total assets would be invested in such securities or repurchase agreements; invest more than 25% of its assets in securities of any industry (except with respect to Templeton Money, that fund may invest in obligations issued by domestic banks without regard to such limitation and with respect to the Portfolio, U.S. Government obligations are not considered to be part of any industry and further, the restriction does not apply where the Portfolio's policies state otherwise in its current prospectus); Templeton Money may not borrow money or pledge, mortgage or hypothecate its assets (for any purpose), the Portfolio may not borrow money or mortgage or pledge any of its assets, except that borrowings (and a pledge of assets therefor) for temporary or emergency purposes may be made from banks in any amount u to and not in excess of 5% of the total assets; invest more than 5% of its total assets in securities of issuers which have been in continuous operation less than three years (the Portfolio's policy in this regard is not fundamental); invest in puts, calls, straddles or spreads (except that with respect to the Portfolio, the fund may purchase, hold and dispose of "obligations with puts attached" or write covered call options in accordance with its stated investment policies).

      Templeton Money also has adopted restrictions against: issuing senior securities; participating on a joint or a joint and several basis in any trading account in securities; investing more than 15% of total assets in securities of foreign companies that are not listed on a recognized United States or foreign securities exchange and investing more than 5% of its net assets in warrants whether or not listed on the New York or American Stock Exchanges, and more than 2% of its net assets in warrants that are not listed on those exchanges (warrants acquired in units or attached to securities are not included in this restriction); and investing more than 5% of its total assets in the securities of any one issuer (exclusive of U.S. Government securities) or purchase more than 10% of any class of securities of any one company, including more than 10% of its outstanding voting securities.

      Franklin Money's investment restrictions are identical to those of the Portfolio with the exception that certain of Franklin Money's policies specifically exempt from their coverage an investment by Franklin Money in another open-end management investment company with the same investment objectives, policies and restrictions as Franklin Money. The policies which include this exception are Franklin Money's policies concerning purchasing restricted securities, underwriting securities, purchasing the securities of other investment companies, investing for the purpose of exercising control or management, purchasing the securities of an issuer with less than three years' continuous operations, and investing more than 25% of its assets in any one industry.

      RISK FACTORS. The risks associated with an investment in either Franklin Money, and, consequently. the Portfolio, or Templeton Money are similar. Both of the funds invest in Eurodollar and Yankee obligations. Franklin Money invests in commercial paper of foreign issuers and Templeton Money invests in commercial paper issued by foreign corporations affiliated with domestic corporations. Both investments involve risks that are different from obligations of domestic entities. These risks may include future unfavorable political and economic developments, possible withholding taxes, seizure of foreign deposits, currency control, interest limitations, or other governmental restrictions which might affect the payment of principal or interest on securities the fund holds. In addition, there may be less publicly available information regarding such foreign banks or foreign issuers of commercial paper.


                        INFORMATION ABOUT FRANKLIN MONEY

      Information about Franklin Money is included in its current Prospectus dated November 1, 1996 which is attached to this Prospectus/Proxy Statement and incorporated by reference herein. Additional information about Franklin Money is included in a Statement of Additional Information also dated November 1, 1996, has been filed with the Securities and Exchange Commission and is incorporated by reference herein. A copy of the Statement of Additional Information may be obtained without charge by writing to Franklin Money, or calling 1-800/DIAL BEN. Franklin Money is subject to the informational requirements of the Securities Exchange Act of 1934 and the Investment Company Act of 1940, as applicable, and, in accordance with such requirements, files proxy materials, reports and other information with the Securities and Exchange Commission. These materials can be inspected and copied at the Public Reference Facilities maintained by the Securities and Exchange Commission at 450 Fifth Street NW, Washington, DC 20549, and at the offices of the Fund at 777 Mariners Island Boulevard, San Mateo, California 94404 and at the Los Angeles Regional Office of the Securities and Exchange Commission at 5670 Wilshire Boulevard, 11th Floor, Los Angeles, California 90036-3648. Copies of such material can also be obtained from the Public Reference Branch, Office of Consumer Affairs and Information Services, Securities and Exchange Commission, Washington, DC 20549, at prescribed rates.


                           INFORMATION ABOUT THE TRUST

      Information about the Trust is incorporated herein by reference from Templeton Money's current Prospectus dated January 1, 1996 and the Trust's Statement of Additional Information of the same date, a copy of which may be obtained without charge by writing or calling the Trust at the address and telephone number shown on the cover page of this Prospectus/Proxy Statement. Reports and other information filed by the Trust can be inspected and copied at the Public Reference Facilities maintained by the Securities and Exchange Commission at 450 Fifth Street NW, Washington, DC 20549, and copies of such material can be obtained from the Public Reference Branch, Office of Consumer Affairs and Information Services, Securities and Exchange Commission. Washington, DC 20549, at prescribed rates.

                 VOTING INFORMATION AND PRINCIPAL STOCKHOLDERS

      In the event that sufficient votes in favor of the proposal set forth in the Notice of Special Meeting of Shareholders and Proxy Statement are not received by the scheduled time of the Meeting, the persons named as proxies may propose one or more adjournments of the Meeting to permit further solicitation of proxies, even though a quorum is present. Any such adjournment will require the affirmative vote of a majority of the votes cast on the question in person or by proxy at the session of the Meeting to be adjourned. The persons named as proxies will be voted in the best interests of management and all shareholders in proposing adjournment or in voting on an adjournment proposed by a shareholder. The costs of any such additional solicitation and of any adjourned session will be shared equally by Templeton, Advisers, Franklin Money and Templeton Money.

      To the knowledge of the Trust and Franklin Money, no person owned 5% or more of the outstanding securities of Templeton Money or Franklin Money as of the record date, although from time to time, the number of fund shares held in "street name" accounts of various securities dealers for the benefit of their clients or in centralized securities depositories may exceed 5% of the total outstanding shares of a fund or series. All of the respective officers and trustees or directors of the Trust and Franklin Money, as a group, owned less than 1% of the outstanding voting securities of Templeton Money and Franklin Money, respectively.

                          TRANSFER AGENT AND CUSTODIAN


      Franklin/Templeton Investor Services, Inc. serves as the transfer agent and dividend disbursing agent for Franklin Money. Bank of New York, Mutual Funds Division, 90 Washington Street, New York, New York, 10286, acts as custodian of the securities and other assets of Franklin Money. Bank of America NT & SA, 555 California Street, 4th Floor, San Francisco, California 94104, acts as custodian for cash recieved in connection with the purchase of Franklin Money shares. The main office of Franklin/Templeton Investor Services, Inc., is 777 Mariners Island Boulevard, San Mateo, California 94404.

      Franklin/Templeton Investor Services, Inc. also serves as transfer agent and dividend agent for the Trust. The Chase Manhattan Bank, N.A., One Chase Manhattan Plaza, New York, New York 10081, serves as custodian of the Trust's assets.


                              By Order of the Board of Trustees



                              Barbara J. Green, SECRETARY






                           EXHIBITS TO COMBINED PROXY
                            STATEMENT AND PROSPECTUS


EXHIBITS

A Agreement and Plan of Complete Liquidation between Franklin Money Fund and Templeton Income Trust, on behalf of Templeton Money Fund.

B     Prospectus dated November 1, 1996 of Franklin Money Fund

C    Annual Report of Franklin Money Fund for the fiscal year ended June 30,
     1996.




                                    EXHIBIT A

                  AGREEMENT AND PLAN OF COMPLETE LIQUIDATION


AGREEMENT AND PLAN OF COMPLETE LIQUIDATION (the "Agreement"), made as of this 19th day of October, 1996 by and between Franklin Money Fund ("Franklin Money"), a corporation organized under the laws of the State of California, with its principal place of business at 777 Mariners Island Boulevard, San Mateo, California 94404 and Templeton Income Trust ("Templeton"), a Massachusetts business trust with its principal place of business at 700 Central Avenue, St. Petersburg, Florida 33701-3628.


                               PLAN OF LIQUIDATION

      The transaction (hereinafter referred to as the "Plan of Liquidation") will consist of (i) the acquisition by Franklin Money of substantially all of the assets of the Templeton Money Fund series of Templeton ("Templeton Money") in exchange solely for shares of common stock of Franklin Money, with $0.10 per share par value, (ii) the distribution of such shares of common stock of Franklin Money to the shareholders of Templeton Money according to their respective interests, and (iii) the complete liquidation and dissolution of Templeton Money as soon as practicable after the closing (as defined in Section 3, hereinafter called the "Closing"), all upon and subject to the terms and conditions of this Agreement hereinafter set forth.

                                    AGREEMENT

      In order to consummate the Plan of Liquidation and in consideration of the premises and of the covenants and agreements hereinafter set forth, and intending to be legally bound, the parties hereto covenant and agree as follows:

      1. DELIVERY OF ASSETS, LIQUIDATION AND DISSOLUTION OF THE PORTFOLIO. (a) Subject to the terms and conditions of this Agreement, and in reliance on the representations and warranties of Franklin Money herein contained, and in consideration of the delivery by Franklin Money of the number of its shares hereinafter provided, Templeton on behalf of Templeton Money agrees that it will convey, transfer and deliver to Franklin Money at the Closing all of the then existing assets of Templeton Money free and clear of all liens, encumbrances, and claims whatsoever (other than shareholders' rights of redemption) except for cash, bank deposits, or cash equivalent securities in an estimated amount necessary (1) to pay its costs and expenses of carrying out this Agreement (including, but not limited to, fees of counsel and accountants, and expenses of its liquidation and dissolution contemplated hereunder), which costs and expenses shall be established on Templeton Money's books as liability reserves,
(2) to discharge its unpaid liabilities on its books at the closing date (as defined in Section 3, hereinafter called the "Closing Date"), including, but not limited to, its income dividends and capital gains distributions, if any, payable for the period ending on or before the Closing Date, and (3) to pay such contingent liabilities as the trustees shall reasonably deem to exist against Templeton Money, if any, at the Closing Date, for which contingent and other appropriate liability reserves shall be established on Templeton Money's books (hereinafter "Net Assets"). Templeton Money shall also retain any and all rights which it may have over and against any person which may have accrued up to and including the close of business on the Closing Date.

      (b) Subject to the terms and conditions of this Agreement, and in reliance on the representations and warranties of Templeton herein contained, and in consideration of such sale, conveyance, transfer, and delivery, Franklin Money agrees at the Closing to deliver to Templeton Money the number of Franklin Money shares of common stock (with $0.10 per share par value) determined by dividing the aggregate value of the net assets of Templeton Money on the Closing Date by the net asset value per share of common stock of Franklin Money on the Closing Date. All such values shall be determined in the manner and as of the time set forth in Section 2 hereof.

      (c) Immediately following the Closing, Templeton Money shall dissolve and distribute pro rata to its shareholders of record as of the close of business on the Closing Date the shares of common stock of Franklin Money received by Templeton Money pursuant to this Section I. Such liquidation and distribution shall be accomplished by the establishment of accounts on the share records of Franklin Money of the type and in the amounts due such shareholders based on their respective holdings as of the close of business on the Closing Date. Fractional shares of common stock of Franklin Money shall be carried to the third decimal place. As promptly as practicable after the Closing, each holder of any outstanding certificate or certificates representing shares of beneficial interest of Templeton Money shall be entitled to surrender the same to the transfer agent for Franklin Money and request in exchange therefor a certificate or certificates representing the number of whole shares of common stock of Franklin Money into which the shares of beneficial interest of Templeton Money theretofore represented by the certificate or certificates so surrendered shall have been converted. Certificates of fractional shares of common stock of Franklin Money shall not be issued, but shall continue to be carried by Franklin Money for the account of such shareholder as unissued shares. Until so surrendered, each outstanding certificate which, prior to the Closing, represented shares of beneficial interest of Templeton Money shall be deemed for all Franklin Money purposes to evidence ownership of the number of shares of common stock of Franklin Money into which the shares of beneficial interest of Templeton Money (which prior to the Closing were represented thereby) have been converted.

      2. VALUATION (a) The net asset value of a share of common stock of Franklin Money shall be determined to the nearest full cent as of 3:00 P.M. Pacific Time on the Closing Date, using the valuation procedures as set forth in Franklin Money's then effective prospectus.

      (b) The net asset value of a share of beneficial interest of Templeton Money shall be determined to the nearest full cent as of 1:00 P.M. Pacific Time on the Closing Date, using the valuation procedures as set forth in Templeton Money's currently effective prospectus.


      3. CLOSING AND CLOSING DATE. The Closing Date shall be December 31, 1996 or such later date as the parties may mutually agree. The Closing shall take place at the principal office of Franklin Money, 777 Mariners Island Boulevard, San Mateo, California 94404 at 3:00 P.M. Pacific Time on the Closing Date. Templeton Money shall have provided for delivery as of the Closing of those Net Assets to be transferred to Franklin Money's custodian, Bank of New York, Mutual Funds Division, 90 Washington Street, New York, New York, 10286. Also, Templeton shall deliver at the Closing a list of names and addresses of the shareholders of record of Templeton Money and the number of shares of beneficial interest of Templeton Money owned by each such shareholder, indicating thereon which such shares are represented by outstanding certificates and which by book-entry accounts, all as of 1:00 P.M. Pacific Time on the Closing Date, certified by its Transfer Agent or by its President to the best of their knowledge and belief. Franklin Money shall issue and deliver a certificate or certificates evidencing the shares of common stock of Franklin Money to be delivered to said Transfer Agent registered in such manner as Templeton Money may request, or provide evidence satisfactory to Templeton Money that such shares of Franklin Money have been registered in an account on the books of Franklin Money in such manner as Templeton may request.


      4. REPRESENTATIONS AND WARRANTIES BY TEMPLETON. Templeton represents and warrants to Franklin Money that:

      (a) Templeton is a business trust organized under the laws of the Commonwealth of Massachusetts on June 16,1986, and is validly existing and in good standing under the laws of that state. Templeton is duly registered under the Investment Company Act of 1940, as amended, as a diversified, open-end, management investment company and all its shares sold have been sold pursuant to an effective registration statement filed under the Securities Act of 1933, as amended, except for those shares sold pursuant to the private offering exemption for the purpose of raising the required initial capital.

      (b) Templeton is authorized to issue an unlimited amount of shares of beneficial interest, with a par value of $0.01, each outstanding share of which is fully paid, non-assessable, fully transferable and has full voting rights. Of such shares, one series has been designated as shares of Templeton Money.

      (c) The financial statements appearing in Templeton's Annual Report to Shareholders for the period ending August 31, 1996, audited by McGladrey & Pullen, LLP, copies of which have been delivered to Franklin Money, fairly present the financial position of Templeton Money as of the respective dates indicated, in conformity with generally accepted accounting principles applied on a consistent basis.

      (d) The books and records of Templeton Money made available to Franklin Money and/or its counsel, accurately summarize the accounting data represented and contain no material omissions with respect to the business and operations of the Portfolio.

      (e) Templeton is not a party to or obligated under any provision of its Agreement and Declaration of Trust, by-laws, or any contract or any other commitment or obligation, and is not subject to any order or decree, which would be violated by its execution of or performance under this Agreement.

      5. REPRESENTATIONS AND WARRANTIES BY FRANKLIN MONEY. Franklin Money represents and warrants to Templeton that:

      (a) Franklin Money is a corporation organized under the laws of the State of California on November 7, 1975, and is validly existing and in good standing under the laws of that state. Franklin Money is duly registered under the Investment Company Act of 1940, as amended, as a diversified, open-end, management investment company and all its shares sold have been sold pursuant to an effective Registration Statement filed under the Securities Act of 1933, as amended, except for those shares sold pursuant to the private offering exemption for the purpose of raising the required initial capital.

      (b) Franklin Money has an authorized capital of 5,000,000,000 shares of common stock, with $0.10 per share par value. Each outstanding share is fully paid, non-assessable, fully transferable, and has full voting rights. The shares of common stock of Franklin Money issued pursuant to this Agreement and Plan of Complete Liquidation will be fully paid. non-assessable. freely transferable and have full voting rights.

      (c) At the Closing, the shares of common stock of Franklin Money will be duly qualified for offering to the public in all states of the United States in which the sale of shares of Templeton Money are qualified, and there are a sufficient number of such shares registered under the Securities Act of 1933, as amended, to permit the transfers contemplated by this Agreement to be consummated.

      (d) The financial statements appearing in Franklin Money's Annual Report to Shareholders for the fiscal year ending June 30, 1996, audited by Coopers & Lybrand, L.L.P., copies of which have been delivered to Templeton, fairly present the financial position of Franklin Money as of the respective dates indicated and the results of its operations for the periods indicated in conformity with generally accepted accounting principles applied on a consistent basis.

      (e) Franklin Money is not a party to or obligated under any provision of its certificate of incorporation, bylaws, or any contract or any other commitment or obligation, and is not subject to any order or decree, which would be violated by its execution of or performance under this Agreement.

      6. REPRESENTATIONS and WARRANTIES BY TEMPLETON AND FRANKLIN MONEY. Templeton and Franklin Money each represents and warrants to the other that:

      (a) The statement of assets and liabilities to be furnished by it, as of 1:00 P.M. Pacific Time for Templeton and 3:00 P.M. Pacific Time for Franklin Money on the Closing Date, for the purpose of determining the number of shares of common stock of Franklin Money to be issued pursuant to Section I of this Agreement will accurately reflect its Net Assets in the case of Templeton Money and its net assets in the case of Franklin Money and outstanding shares of common stock as to Franklin Money and outstanding shares of beneficial interest as to Templeton Money as of such date in conformity with generally accepted accounting principles applied on a consistent basis.

      (b) At the Closing it will have good and marketable title to all of the securities and other assets shown on the statement of assets and liabilities referred to in "(a)" above, free and clear of all liens or encumbrances of any nature whatever except such imperfections of title or encumbrances as do not materially detract from the value or use of the assets subject thereto or materially affect title thereto.

      (c) Except as disclosed in its currently effective prospectus, there is no material suit, judicial action, or legal or administrative proceeding pending or threatened against it.

      (d) There are no known actual or proposed deficiency assessments with respect to any taxes payable by it.

      (e) It has the necessary power and authority to conduct its business as such business is now being conducted.

      (f) The execution, delivery and performance of this Agreement have been duly authorized by all necessary action of its Board of Trustees or Board of Directors, respectively, and this Agreement constitutes its valid and binding obligation enforceable in accordance with its terms.

      (g) It anticipates that consummation of this Agreement will not cause it to fail to conform to the requirements of Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"), for Federal income taxation as a regulated investment company at the end of its fiscal year.

      7. COVENANTS OF TEMPLETON AND FRANKLIN MONEY. (a) Templeton and Franklin Money each covenant to operate their respective businesses as presently conducted between the date hereof and the Closing.

      (b) Templeton undertakes that it will not acquire Franklin Money's shares for the purpose of making distributions thereof other than to Templeton Money's shareholders.

      (c) Templeton Money and Franklin Money each agree that by the Closing, all of their respective material Federal and other tax returns or tax extensions and reports required by law to be filed on or before such date shall have been filed and all Federal and other taxes shown as due on said returns shall have either been paid or adequate liability reserves shall have been provided for the payment of such taxes.


      (d) Templeton will, at the Closing, provide Franklin Money with a copy of the shareholder ledger accounts for all the shareholders of record of Templeton Money as of 1:00 P.M. Pacific Time on the Closing Date, who are to become stockholders of Franklin Money as a result of the transfer of assets which is the subject of this Agreement, certified by its Transfer Agent or its President to the best of their knowledge and belief.


      (e) Templeton agrees to mail to each shareholder of record of Templeton Money entitled to vote at the special meeting of shareholders at which action on this Agreement is to be considered, in sufficient time to comply with requirements as to notice thereof, a Combined Proxy Statement and Prospectus which complies in all material respects with the applicable provisions of
Section 14(a) of the Securities Exchange Act of 1934, as amended, and Section 20(a) of the Investment Company Act of 1940, as amended, and the rules and regulations, respectively, thereunder.


      (f) Franklin Money will file with the Securities and Exchange Commission a Registration Statement on Form N-14 under the Securities Act of 1933, as amended ("Registration Statement") relating to the shares of common stock of Franklin Money issuable hereunder, and will use its best efforts to provide that the Registration Statement becomes effective as promptly as practicable. At the time the Registration Statement becomes effective, it (1) will comply in all material respects with the applicable provisions of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder; and (2) will not contain any untrue statement of material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; at the time the Registration Statement becomes effective, at the time of Templeton Money's shareholders meeting, and at the Closing Date, the prospectus and statement of additional information included therein will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.


      8. CONDITIONS PRECEDENT TO BE FULFILLED BY TEMPLETON and FRANKLIN Money. The obligations of Templeton and Franklin Money to effectuate this Agreement and the Plan of Liquidation hereunder shall be subject to the following respective conditions:

      (a) That (1) all the representations and warranties of the other party contained herein shall be true and correct as of the Closing with the same effect as though made as of and at such date; (2) the other party shall have performed all obligations required by this Agreement to be performed by it prior to the Closing; and (3) the other party shall have delivered to such party a certificate signed by the President and by the Secretary or equivalent officer to the foregoing effect.

      (b) That the other party shall have delivered to such party a copy of the resolutions approving this Agreement adopted by the other party's Board of Directors, or Board of Trustees, as the case may be, certified by the Secretary or equivalent officer.

      (c) That the Securities and Exchange Commission shall not have issued an unfavorable management report under Section 25(b) of the Investment Company Act of 1940, as amended, nor instituted nor threatened to institute any proceeding seeking to enjoin consummation of the Plan of Liquidation under Section 25(c) of the Investment Company Act of 1940, as amended, and no other legal, administrative or other proceeding shall be instituted or threatened which would materially affect the financial condition of either party or would prohibit the transactions contemplated hereby.

      (d) That the holders of at least a majority of the outstanding shares of beneficial interest of Templeton Money shall have voted in favor of the adoption of this Agreement and the Plan of Liquidation contemplated hereby at an annual or special meeting to be held no later than December 31, 1996 or other such date as the parties may agree.

      (e) That each party shall have declared a distribution or distributions prior to the Closing Date which, together with all previous distributions, shall have the effect of distributing to its shareholders (i) all of its net investment income and all of its net realized capital gains, if any, for the period from the close of its last fiscal year to 1:00 P.M. Pacific Time for Templeton and 3:00 P.M. Pacific Time for Franklin Money on the Closing Date, and
(ii) any undistributed net investment income and net realized capital gains from any period to the extent not otherwise declared for distribution.

      (f) That prior to or at the Closing, Franklin Money and Templeton Money shall receive an opinion from Messrs. Stradley, Ronon, Stevens & Young, LLP, to the effect that, provided the acquisition contemplated hereby is carried out in accordance with this Agreement:


            (1) Provided the Transaction is carried out in accordance with the applicable laws of the State of California and Commonwealth of Massachusetts, the acquisition by Franklin Money of substantially all of the assets of Templeton Money as provided herein in exchange for shares of Franklin Money will not result in material adverse federal income tax consequences to Templeton Money or Franklin Money under the Code;

            (2) Provided Templeton Money and Franklin Money have maintained and continue to maintain a net asset value of $1.00 per share, the holders of the shares of Templeton Money will not recognize any gain or loss upon the exchange of their shares in Templeton Money for shares of Franklin Money (including fractional shares to which they may be entitled); and

            (3) The basis of the Franklin Money shares received by the holders of the shares of Templeton Money (including fractional shares to which they may be entitled) will be the net asset value of the Franklin Money shares received in the exchange.

In giving the opinion set forth above, this counsel may state it is relying on certain assumptions and certificates of the officers of Templeton and Franklin Money.


      (g) That Franklin Money shall have received an opinion in form and substance satisfactory to it from Messrs. Dechert, Price & Rhoads, counsel to Templeton, to the effect that, subject in all respects to the effects of bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and other laws now or hereafter affecting generally the enforcement of creditors' rights:

            (1) Templeton was organized as a business trust under the laws of the Commonwealth of Massachusetts on June 16, 1986, and is validly existing and in good standing under the laws of the Commonwealth of Massachusetts;

            (2) Templeton has an authorized capital of an unlimited number of shares of beneficial interest, with a par value of $0.01, of which one series of shares has been designated as shares of Templeton Money and, assuming that the initial capital shares of Templeton Money were issued in accordance with the Investment Company Act of 1940, as amended, and the Agreement and Declaration of Trust and By-Laws of Templeton and that all outstanding shares of Templeton Money were sold, issued and paid for in accordance with the terms of Templeton Money's prospectus in effect at the time of such sales, each such outstanding share is fully paid, non-assessable, fully transferable and has full voting rights;

            (3) Templeton is an open-end, diversified investment company of the management type registered as such under the Investment Company Act of 1940, as amended;

            (4) Except as disclosed in Templeton's currently effective prospectus, such counsel does not know of any material suit, action, or legal or administrative proceeding pending or threatened against Templeton, the unfavorable outcome of which would materially and adversely affect Templeton or Templeton Money;

            (5) All actions required to be taken by Templeton to authorize this Agreement and to effect the Plan of Liquidation contemplated hereby have been duly authorized by all necessary corporate action on the part of Templeton; and

            (6) This Agreement is the legal, valid and binding obligation of Templeton and is enforceable against Templeton in accordance with its terms.

      In giving the opinion set forth above, this counsel may state that it is relying on certificates of the officers of Templeton with regard to matters of fact and certain certifications and written statements of governmental officials with respect to the good standing of Templeton.

      (h) That Templeton shall have received an opinion in form and substance satisfactory to it from Messrs. Stradley, Ronon, Stevens & Young, LLP, counsel to Franklin Money, to the effect that, subject in all respects to the effects of bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other laws now or hereafter affecting generally the enforcement of creditors' rights:

            (1 ) Franklin Money was incorporated under the laws of the State of California on November 7, 1975, and is validly existing and in good standing under the laws of that state;

            (2) Franklin Money has an authorized capital of 5,000,000,000 shares of common stock, with $0.10 per share par value, and, assuming that the initial capital shares of Franklin Money were issued in accordance with the investment Company Act of 1940, as amended. and its Certificate of Incorporation and By-Laws and that all other shares were sold, issued and paid for in accordance with the terms of Franklin Money's prospectus in effect at the time of such sales, each such outstanding share is fully paid, non-assessable, fully transferable and has full voting rights;

            (3) Franklin Money is an open-end, diversified investment company of the management type registered as such under the Investment Company Act of 1940, as amended;

            (4) Except as disclosed in Franklin Money's currently effective prospectus, such counsel does not know of any material suit, action, or legal or administrative proceeding pending or threatened against Franklin Money, the unfavorable outcome of which would materially and adversely affect Franklin Money;

            (5) The shares of common stock of Franklin Money to be issued pursuant to the terms of this Agreement have been duly authorized and, when issued and delivered as provided in this Agreement, will have been validly issued and fully paid and will be nonassessable by Franklin Money;

            (6) All corporate actions required to be taken by Franklin Money to authorize this Agreement and to effect the Plan of Liquidation contemplated hereby have been duly authorized by all necessary corporate action on the part of Franklin Money;


            (7) Neither the execution, delivery nor performance of this Agreement by Franklin Money violates any provision of its Certificate of Incorporation, its by-laws, or the provisions of any agreement or other instrument, known to such counsel to which Franklin Money is a party or by which Franklin Money is otherwise bound; this Agreement is the legal, valid and binding obligation of Franklin Money and is enforceable against Franklin Money in accordance with its terms except as enforceability may be limited by bankruptcy, insolvency, reorganization or other similar laws pertaining to the enforcement of creditors' rights generally and by equitable principles; and


      (8) The Registration Statement of which the Prospectus of Franklin Money is a part, dated November 1, 1996, (the "Prospectus"), is, at the time of the signing of this Agreement, effective under the Securities Act of 1933, as amended, and, to the best knowledge of such counsel, no stop order suspending the effectiveness of the Registration Statement has been issued, and no proceedings for such purpose have been instituted or are pending before or threatened by the Securities and Exchange Commission under the Securities Act of 1933, as amended, and nothing has come to its attention which causes it to believe that at the time the Prospectus became effective, or at the time of the signing of this Agreement, or at the Closing, such Prospectus (except for the financial statements and other financial and statistical data included therein, as to which counsel need express no opinion), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and such counsel knows of no legal or government proceedings required to be described in the Prospectus or of any contract or document of a character required to be described in the Prospectus that is not described as required.

      In giving the opinion set forth above, this counsel may state that it is relying on certificates of the officers of Templeton with regard to matters of fact and certain certifications and written statements of governmental officials with respect to the good standing of Templeton.

      (i) That Templeton shall have received a certificate from the President and Secretary of Franklin Money to the effect that the statements contained in the Franklin Money Prospectus dated November 1, 1996, at the time the Prospectus became effective, at the date of the signing of this Agreement and at the Closing, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and

      (j) That Franklin Money's Registration Statement with respect to its shares to be delivered to the Fund shareholders in accordance with this Agreement shall have become effective, and no stop order suspending the effectiveness of the Registration Statement or any amendment or supplement thereto, shall have been issued prior to the Closing Date or shall be in effect at Closing, and no proceedings for the issuance for such an order shall be pending or threatened on that date.

      (k) That the shares of Franklin Money to be delivered hereunder shall have been registered by Franklin Money with each state commission or agency with which such registration is required in order to permit the shares lawfully to be delivered to each Portfolio shareholder.

      9. BROKERAGE FEES AND EXPENSES. (a) Templeton and Franklin Money each represents and warrants to the other that there are no broker or finders fees payable by it in connection with the transactions provided for herein.

      (b) The expenses of entering into and carrying out the provisions of this Agreement shall be borne as follows: Franklin Advisers, Inc. ("Franklin"), Templeton Global Bond Managers, Inc. ("TGBM"), Templeton Money and Franklin Money shall each pay one-fourth of the total expenses incurred in connection with this Agreement. Following the consummation of the transactions, Advisers and TGBM will determine if such arrangement relating to the expenses is disproportionate to either Templeton Money or to Franklin Money in relation to the benefits derived by each. In such event, Advisers and TGBM will assume responsibility for paying that portion of the expenses which is deemed to be so disproportionate.

      10. TERMINATION; WAIVER; ORDER. (a) Anything contained in this Agreement to the contrary notwithstanding, this Agreement may be terminated and the Plan of Liquidation abandoned at any time (whether before or after adoption thereof by the shareholders of Templeton Money) prior to the Closing as follows:

            (1) by mutual consent of Templeton and Franklin Money;

            (2) by Franklin Money if any condition of its obligations set forth in Section 8 has not been fulfilled or waived by Franklin Money;

            (3) by Templeton if any condition of its obligations set forth in
Section 8 has not been fulfilled or waived by Templeton.


      An election by Templeton or Franklin Money to terminate this Agreement and to abandon the Plan of Liquidation shall be exercised by the Board of Trustees or Directors of Templeton or Franklin Money, respectively.


      (b) If the transactions contemplated by this Agreement have not been consummated by January 31, 1997, the Agreement shall automatically terminate on that date, unless a later date is agreed to by both Franklin Money and Templeton.


      (c) In the event of termination of this Agreement pursuant to the provisions hereof, the same shall become void and have no further effect, and there shall not be any liability on the part of either Templeton or Franklin Money or persons who are their directors, trustees, officers, agents or shareholders in respect of this Agreement.

      (d) At any time prior to the Closing, any of the terms or conditions of this Agreement may be waived by either Templeton or Franklin Money, respectively (whichever is entitled to the benefit thereof), by action taken by the Board of Trustees of Templeton or Board of Directors of Franklin Money, if, in the judgment of the Board of Trustees of Templeton or the Board of Directors of Franklin Money (as the case may be), such action or waiver will not have a material adverse affect on the benefits intended under this Agreement to the holders of shares of Templeton Money or Franklin Money, on behalf of which such action is taken.


      (e) The respective representations and warranties contained in Sections 4-7 hereof shall expire with, and be terminated by, the Plan of Liquidation, and neither Templeton nor Franklin Money nor any of their officers, directors, trustees, agents or shareholders shall have any liability with respect to such representations or warranties after the Closing. This provision shall not protect any officer, director, trustee, agent or shareholder of Templeton Money or Franklin Money against any liability to the entity for which that officer, director, trustee, agent or shareholder who so acts or to which that officer, director, agent or shareholder would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties in the conduct of such office.

      (f) If any order or orders of the U.S. Securities and Exchange Commission with respect to this Agreement shall be issued prior to the Closing and shall impose any terms or conditions which are determined by action of the Board of Trustees of Templeton and Board of Directors of Franklin Money to be acceptable, such terms and conditions shall be binding as if a part of this Agreement without further vote or approval of the shareholders of Templeton Money, unless such terms and conditions shall result in a change in the method of computing the number of shares of Franklin Money to be issued to Templeton Money in which event, unless such terms and conditions shall have been included in the proxy solicitation material furnished to the shareholders of Templeton Money prior to the meeting at which the transactions contemplated by this Agreement shall have been approved, this Agreement shall not be consummated and shall terminate unless Templeton shall promptly call a special meeting of shareholders of Templeton Money at which such conditions so imposed shall be submitted for approval.

      11. ENTIRE AGREEMENT AND AMENDMENTS. This Agreement embodies the entire Agreement between the parties and there are no agreements, understandings, restrictions, or warranties between the parties other than those set forth herein or herein provided for. This Agreement may be amended only by mutual consent of the parties in writing. Neither this Agreement nor any interest herein may be assigned without the prior written consent of the other party.

      12. COUNTERPARTS. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts together shall constitute but one instrument.


      13. NOTICES. Any notice, report, or demand required or permitted by any provision of this Agreement shall be in writing, shall be deemed to have been given if delivered or mailed, first class postage prepaid, addressed to:
Templeton at 700 Central Avenue, St. Petersburg, Florida 33701-3628,
Attention: Mr. Gregory E. McGowan, President; or Franklin Money at 777 Mariners Island Boulevard, P. O. Box 7777, San Mateo, California 94403-7777,
Attention:  Mr. Rupert H. Johnson, Jr., President, as the case may be.


      14. GOVERNING LAW. This Agreement shall be governed by and carried out in accordance with the internal laws of the State of California.

      In Witness Whereof, Templeton and Franklin Money have each caused this Agreement and Plan of Complete Liquidation to be executed on its behalf by its duly authorized officers, all as of the day and year first above written.


                               Franklin Money Fund

                               By: HARMON E. BURNS
                                 Harmon E. Burns
                                 Vice President

                             Templeton Income Trust

                              By: BARBARA J. GREEN
                                Barbara J. Green
Secretary






                                              TEMPLETON INCOME TRUST
                                                   (THE "TRUST")
                                          SPECIAL MEETING OF SHAREHOLDERS
                                                 DECEMBER 31, 1996

TEMPLETON MONEY FUND                 THE UNDERSIGNED HEREBY REVOKES ALL
PROXY SERVICES                       PREVIOUS PROXIES FOR HIS SHARES AND
P.O. BOX 9156                        APPOINTS BARBARA J. GREEN, JAMES R.
FARMINGDALE, NY  111735              BAIO, AND JACK L. COLLINS, AND EACH OF
                                     THEM, PROXIES OF THE UNDERSIGNED WITH FULL
                                     POWER OF SUBSTITUTION TO VOTE ALL SHARES OF
                                     TEMPLETON MONEY WHICH THE UNDERSIGNED IS
                                     ENTITLED TO VOTE AT THE TRUST'S SPECIAL
                                     MEETING OF SHAREHOLDERS TO BE HELD AT THE
                                     OFFICES OF THE FUND'S ADMINISTRATOR AT 500
                                     EAST BROWARD BLVD., FORT LAUDERDALE,
                                     FLORIDA 33394-3091 AT 10:00 A.M. LOCAL TIME
                                     ON THE 31ST DAY OF DECEMBER, 1996,
                                     INCLUDING ANY ADJOURNMENTS THEREOF, UPON
                                     SUCH BUSINESS AS MAY LEGALLY BE BROUGHT
                                     BEFORE THE MEETING.

                                     THIS PROXY IS SOLICITED ON BEHALF OF THE
                                     BOARD OF TRUSTEES. IT WILL BE VOTED AS
                                     SPECIFIED. IF NO SPECIFICATION IS MADE,
                                     THIS PROXY SHALL BE VOTED IN FAVOR OF
                                     PROPOSAL NO. 1 AND WITHIN  THE
                                     DISCRETION OF THE PROXYHOLDERS AS TO
                                     ITEM 2.
                                     PLEASE SIGN AND PROMPTLY RETURN IN THE
                                     ACCOMPANYING ENVELOPE. NO POSTAGE
                                     REQUIRED IF MAILED IN THE U.S.
NOTE: PLEASE SIGN EXACTLY AS YOUR
NAME APPEARS ON THE PROXY. IF
SIGNING FOR ESTATES, TRUSTS, OR
CORPORATIONS, TITLE OR CAPACITY
SHOULD BE STATED. IF SHARES ARE
HELD JOINTLY, EACH HOLDER MUST SIGN.

IMPORTANT
PLEASE SEND IN YOUR PROXY TODAY!

YOU ARE URGED TO DATE AND SIGN THIS
PROXY AND RETURN IT PROMPTLY. THIS
WILL HELP SAVE THE EXPENSE OF
FOLLOW-UP LETTERS TO SHAREHOLDERS
WHO HAVE NOT RESPONDED.



TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS [X]
                                    TMF   KEEP THIS PORTION FOR YOUR RECORDS
 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
                                          DETACH AND RETURN THIS PORTION ONLY
THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

TEMPLETON INCOME TRUST
TEMPLETON MONEY FUND

Vote on Poropsals
                                                    For     Against   Abstain
1. TO APPROVE AN AGREEMENT AND PLAN OF COMPLETE LIQUIDATION BETWEEN TEMPLETON INCOME TRUST, ON BEHALF OF TEMPLETON MONEY FUND ("TEMPLETON MONEY") AND FRANKLIN MONEY FUND ("MONEY FUND")THAT PROVIDES FOR THE ACQUISITION OF SUBSTANTIALLY ALL OF THE ASSETS OF TEMPLETON MONEY IN EXCHANGE FOR SHARES OF FRANKLIN MONEY, THE DISTRIBUTION OF SUCH SHARES TO THE SHAREHOLDERS OF TEMPLETON MONEY, AND THE LIQUIDATION AND DISSOLUTION OF TEMPLETON MONEY.

2. IN THEIR DISCRETION, THE PROXYHOLDERS ARE
AUTHORIZED TO VOTE UPON SUCH OTHER MATTERS WHICH
MAY LEGALLY COME BEFORE THE MEETING OR ANY
ADJOURNMENT THEREOF.





            --------------------    ------------------------      -----------
            Signature               Signature (Joint Owners)      Date





                                     B-1

                                    EXHIBIT B




PROSPECTUS & APPLICATION


FRANKLIN
MONEY
FUND

INVESTMENT STRATEGY
INCOME

--------------------------------------------------------------------------------
NOVEMBER 1, 1996

This prospectus describes the Franklin Money Fund (the "Fund"). It contains information you should know before investing in the Fund. Please keep it for future reference.

The Fund's SAI, dated November 1, 1996, as may be amended from time to time, includes more information about the Fund's procedures and policies. It has been filed with the SEC and is incorporated by reference into this prospectus. For a free copy or a larger print version of this prospectus, call 1-800/DIAL BEN or write the Fund at the address shown.

An investment in the Fund is neither insured nor guaranteed by the U.S. government. There can be no assurance that the Fund will be able to maintain a stable net asset value of $1.00 per share. Shares of the Fund are not deposits or obligations of, or guaranteed or endorsed by, any bank, and are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board, or any other agency of the U.S. government. Shares of the Fund involve investment risks, including the possible loss of principal.

LIKE ALL MUTUAL FUNDS, THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY STATE SECURITIES COMMISSION NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


Unlike most funds that invest directly in securities, the Fund seeks to achieve its investment objective by investing all of its assets in shares of The Money Market Portfolio (the "Portfolio"). The Portfolio is a series of The Money Market Portfolios ("Money Market"). Its investment objective is the same as the Fund's.

This prospectus is not an offering of the securities herein described in any state in which the offering is not authorized. No sales representative, dealer, or other person is authorized to give any information or make any representations other than those contained in this prospectus. Further information may be obtained from Distributors.

The Portfolio may invest in both domestic and foreign securities.



Franklin Money Fund

Franklin
Money
Fund
--------------------------------------------------------------------------------


November 1, 1996

When reading this prospectus, you will see terms that are capitalized. This means the term is explained in our glossary section.


TABLE OF CONTENTS

ABOUT THE FUND

Expense Summary ..............                2

Financial Highlights .........                3

How does the Fund Invest its Assets?          4

What are the Fund's Potential Risks?         11

Who Administers the Fund? ....               12

How does the Fund Measure Performance?       13

How is the Fund Organized? ...               13

How Taxation Affects You and the Fund        13


About Your Account

How Do I Buy Shares? .........               14

May I Exchange Shares for Shares
 of Another Fund?                            16

How Do I Sell Shares? ........               18

What Distributions Might I Receive
 from the Fund?                              20

Transaction Procedures and
 Special Requirements                        21

Services to Help You Manage Your Account     26


Glossary

Useful Terms and Definitions                 29

777 Mariners Island Blvd.
P.O. Box 7777
San Mateo
CA 94403-7777

1-800/DIAL BEN



Franklin Money Fund


ABOUT THE FUND

EXPENSE SUMMARY

This table is designed to help you understand the costs of investing in the Fund. It is based on the Fund's historical expenses, including its proportionate share of the Portfolio's expenses, for the fiscal year ended June 30, 1996. Your actual expenses may vary.


A.   SHAREHOLDER TRANSACTION EXPENSES+

  Exchange Fee (per transaction)                $5.00*


B.   ANNUAL FUND OPERATING EXPENSES (AS A PERCENTAGE OF AVERAGE NET ASSETS)

  Management and Administration Fees             0.45%**

  Other Expenses of the Fund and the Portfolio   0.31%
                                                --------

  Total Fund Operating Expenses                  0.76%**
                                                --------

C.   EXAMPLE

The following example assumes the Fund's annual return is 5% and its operating expenses are as described above. For each $1,000 investment, you would pay the following projected expenses if you sold your shares after the number of years shown.

 1 YEAR   3 YEARS   5 YEARS   10 YEARS
---------------------------------------

   $8       $24       $42       $94

THIS IS JUST AN EXAMPLE. IT DOES NOT REPRESENT PAST OR FUTURE EXPENSES OR RETURNS. ACTUAL EXPENSES AND RETURNS MAY BE MORE OR LESS THAN THOSE SHOWN. The Fund pays its operating expenses. The effects of these expenses are reflected in its Net Asset Value or dividends and are not directly charged to your account.

     +If your transaction is processed through your Securities Dealer, you may be charged a fee by your Securities Dealer for this service.

     *$5.00 fee is only for Market Timers. We process all other exchanges without a fee.

     **The management fees of the Portfolio and administration fees of the Fund were 0.15% and 0.30%, respectively. Advisers has agreed in advance, however, to limit its management fees and make certain payments to reduce the Fund's and Portfolio's expenses so their total operating expenses are not more than if the Fund were to invest directly in the securities held by the Portfolio. With this reduction, management fees were 0.14%. Total Fund operating expenses were 0.75%.

The Board considered whether the total fees and expenses of the Fund and the Portfolio would be more or less than if the Fund invested directly in the types of securities held by the Portfolio. By investing all of its assets in shares of the Portfolio, the Fund and other investment companies and institutional investors are able to pool their assets. This may result in a variety of operating economies. Accordingly, the Board concluded that the total expenses of the Fund and the Portfolio were expected to be lower than if the Fund invested directly in various types of money market instruments. Of course, there is no guarantee that asset growth and lower expenses will be achieved. Advisers, however, has agreed in advance to limit expenses so that they will not be higher than if the Fund invested directly in the types of securities held by the Portfolio. For more information on the fees and expenses of the Fund and the Portfolio, please see "Who Administers the Fund?"


FINANCIAL HIGHLIGHTS

This table summarizes the Fund's financial history. The information has been audited by Coopers & Lybrand L.L.P., the Fund's independent auditors. Their audit report covering each of the most recent five years appears in the financial statements in the Fund's Annual Report to Shareholders for the fiscal year ended June 30, 1996. The Annual Report to Shareholders also includes more information about the Fund's performance. For a free copy, please call Fund Information.


                         Year Ended June 30,      Year Ended November 30,
                         ------------------       -----------------------

                           1996     1995+      1994     1993         1992        1991     1990       1989        1988       1987
-----------------------------------------------------------------------------------------------------------------------------------

Per Share Operating Performance

Net asset value
at beginning of year     $1.00     $1.00      $1.00     $1.00       $1.00      $1.00     $1.00      $1.00       $1.00      $1.00
Net investment income      .049      .030       .032      .023        .031       .055      .074       .084        .067       .058
-----------------------------------------------------------------------------------------------------------------------------------
Distributions from net
 investment income        (.049)    (.030)     (.032)   (.023)      (.031)      (.055)    (.074)     (.084)      (.067)     (.058)
-----------------------------------------------------------------------------------------------------------------------------------
Net asset value
 at end of year          $1.00     $1.00       $1.00   $1.00       $1.00        $1.00     $1.00      $1.00       $1.00      $1.00
-----------------------------------------------------------------------------------------------------------------------------------
Total return*             4.99%     3.07%       3.28%   2.36%       3.12%       5.66%     7.64%      8.76%       6.92%      6.00%
===================================================================================================================================

Ratios/Supplemental Data

Net assets at end
of year (in 000's) $1,172,639  $1,018,966  $1,124,223  $1,040,026 $1,101,571 $1,353,141  $1,579,053 $1,600,756 $1,373,991 $1,261,286

Ratio of expenses
to average net
assets**                 .75%++    .80%***++   .91%++   .80%        .79%         .74%      .73%       .74%        .80%       .85%

Ratio of net
investment income to
average net assets      4.86%     5.19%***    3.23%    2.32%       3.08%        5.53%     7.42%      8.38%       6.66%      5.90%

*Total Return measures the change in value of an investment over the periods indicated. It assumes reinvestment of dividends at net asset value and is not annualized.

**Effective with fiscal year 1994, the expense ratio includes the Fund's share of the Portfolio's allocated expenses.

+For the seven months ended June 30, 1995.

***Annualized

++Advisers agreed in advance to waive a portion of its management fees incurred by the Portfolio during the periods indicated and a portion of its administration fees incurred by the Fund for 1994, 1995 and 1996. Had such action not been taken, the Fund's ratio expenses to average net assets would have been as follows:


Ratio of expenses
to average net assets+**
==========================

1994               .93%
1995+              .82%***
1996               .76%

HOW DOES THE FUND INVEST ITS ASSETS?

The Fund is a mutual fund that is commonly known as a "money market fund." The Fund attempts to maintain a share value of $1.00, but there is no guarantee that this can be accomplished.


The Fund's Investment Objective

The Fund's investment objective is to obtain as high a level of current income (in the context of the type of investments available to the Fund) as is consistent with capital preservation and liquidity. The Fund seeks to achieve its objective by investing all of its assets in the Portfolio. The investment objective of the Portfolio is the same as the Fund's. The investment policies of the Fund are also substantially similar to the Portfolio's except, in all cases, the Fund may pursue its policies by investing in an open-end management investment company with the same investment objective and substantially similar policies and restrictions as the Fund. Any additional exceptions are noted below.

The Fund acquires shares of the Portfolio at Net Asset Value. An investment in the Fund is an indirect investment in the Portfolio. The investment objective of both the Fund and the Portfolio is fundamental and may not be changed without shareholder approval. Of course, there is no assurance that the Fund's objective will be achieved.


THE FUND'S MASTER/FEEDER FUND STRUCTURE

An investment in the Fund may be subject to certain risks due to the Fund's structure. These risks include the potential that if other future shareholders in the Portfolio sell their shares, the Fund's expenses may increase or the economies of scale that have been achieved as a result of the structure may be diminished. Institutional investors in the Portfolio that have a greater pro rata ownership interest in the Portfolio than the Fund could also have effective voting control over the operation of the Portfolio. Furthermore, if shareholders of the Fund do not approve a proposed future change in the Fund's objective or fundamental policies, which has been approved for the Portfolio, the Fund may be forced to withdraw its investment from the Portfolio and seek another investment company with the same objective and policies.

If the Board considers it to be in the best interest of the Fund, the Fund may withdraw its investment in the Portfolio at any time. In that event, the Board would consider what action to take, including the investment of all of the assets of the Fund in another pooled investment entity with the same investment objective and substantially similar policies as the Fund or the hiring of an investment advisor to manage the Fund's investments. Either circumstance may cause an increase in Fund expenses.

The Fund's structure is a relatively new format that often results in certain operational and other complexities. The Franklin organization was one of the first mutual fund complexes in the country to implement this structure, and the Board does not believe the additional complexities outweigh the potential benefits to be gained by shareholders.

The Fund's investment of all of its assets in the Portfolio was previously approved by shareholders of the Fund. Whenever the Fund, as an investor in the Portfolio, is asked to vote on a matter relating to the Portfolio, the Fund will hold a meeting of Fund shareholders and will cast its votes in the same proportion as the Fund's shareholders have voted.

The Franklin Funds have three other funds that invest in the Portfolio; two are designed for institutional investors only and one, the Franklin Templeton Money Fund II, is available only to Class II shareholders in the Franklin Templeton Funds pursuant to that fund's exchange privilege. In the future, other funds may be created that may likewise invest in the Portfolio or existing funds may be restructured so that they may invest in the Portfolio. If requested, we will forward additional information to you about other funds through which you may invest in the Portfolio. If you would like to receive this information, please call Fund Information.

The Portfolio is a diversified series of Money Market, an open-end management investment company. Money Market was organized as a Delaware business trust on June 16, 1992, and is registered with the SEC under the 1940 Act. Money Market currently issues shares in two separate series. In the future, additional series may be added by the Board of Trustees of Money Market.

For information on the Fund's administrator and its expenses, please see "Who Administers the Fund?"


WHAT INVESTMENTS DOES THE PORTFOLIO MAKE?

The Portfolio follows certain procedures required by federal securities laws with respect to the quality, maturity and diversification of its investments and thus only invest in Eligible Securities. These procedures are designed to help maintain a stable $1.00 share price. The Portfolio maintains a dollar weighted average maturity of the securities in its portfolio of 90 days or less.

U.S. GOVERNMENT SECURITIES. The Portfolio may invest in U.S. government securities that consist of marketable fixed, floating and variable rate securities issued or guaranteed by the U.S. government, its agencies, or by various instrumentalities that have been established or sponsored by the U.S. government ("U.S. government securities"). Certain of these obligations, including U.S. Treasury bills, notes and bonds and securities of the Government National Mortgage Association (popularly called "GNMAs" or "Ginnie Maes") and the Federal Housing Administration, are issued or guaranteed by the U.S. government or carry a guarantee that is supported by the full faith and credit of the U.S. government. Other U.S. government securities are issued or guaranteed by federal agencies or government-sponsored enterprises and are not direct obligations of the U.S. government, but involve sponsorship or guarantees by government agencies or enterprises. These obligations include securities supported by the right of the issuer to borrow from the U.S. Treasury, such as obligations of the Federal Home Loan Bank, and securities supported by the credit of the instrumentality, such as Federal National Mortgage Association ("FNMA") bonds.

BANK OBLIGATIONS. The Portfolio may invest in bank obligations or instruments secured by bank obligations. These instruments may include fixed, floating or variable rate certificates of deposit, letters of credit, time deposits and bankers' acceptances issued by banks and savings institutions with assets of at least one billion dollars. Bank obligations may be obligations of U.S. banks, foreign branches of U.S. banks (referred to as "Eurodollar Investments"), U.S. branches of foreign banks (referred to as "Yankee Dollar Investments") and foreign branches of foreign banks ("Foreign Bank Investments"). When investing in a bank obligation issued by a branch, the parent bank must have assets of at least five billion dollars. The Portfolio may invest no more than 25% of its assets in obligations of foreign branches of U.S. or foreign banks. The Portfolio may, however, invest more than 25% of its assets in certain domestic bank obligations. Investments in obligations of U.S. branches of foreign banks, that are considered domestic banks, may only be made if such branches have a federal or state charter to do business in the U.S. and are subject to U.S. regulatory authorities. See "What are the Fund's Potential Risks?" below for more information regarding these investments.

Time deposits are non-negotiable deposits maintained in a foreign branch of a U.S. or foreign banking institution for a specified period of time at a stated interest rate. The Portfolio may not invest more than 10% of its assets in time deposits with maturities in excess of seven calendar days.

COMMERCIAL PAPER. The Portfolio may also invest in commercial paper of domestic or foreign issuers. Commercial paper obligations may include variable amount master demand notes that are obligations that permit the investment of fluctuating amounts by the Portfolio at varying rates of interest pursuant to direct arrangements between the Portfolio, as lender, and the borrower. These notes permit daily changes in the amounts borrowed. The Portfolio may increase the amount provided by the note agreement, or decrease the amount, and the borrower may repay up to the full amount of the note without penalty. The borrower is often a large industrial or finance company that also issues commercial paper. Typically, these notes provide that the interest rate is set daily by the borrower; the rate is usually the same or similar to the interest on other commercial paper being issued by the borrower. Because variable amount master demand notes are direct lending arrangements between the lender and the borrower, it is not generally contemplated that these instruments will be traded, and there is no secondary market for these notes, although they are redeemable (and thus immediately repayable by the borrower) at face value plus accrued interest at any time. Accordingly, the Portfolio's right to redeem depends on the ability of the borrower to pay principal and interest on demand. In connection with master demand note arrangements, Advisers will consider earning power, cash flow and other liquidity ratios of the issuer. The Portfolio has no specific limits on aggregate investments in master demand notes and will invest in notes of only U.S. issuers that are Eligible Securities.

CORPORATE OBLIGATIONS. The corporate obligations that the Portfolio may buy are fixed, floating and variable rate bonds, debentures or notes that are considered by the Portfolio to be Eligible Securities. These obligations must mature in 397 calendar days or less. Generally speaking, the higher an instrument is rated, the greater its safety and the lower its yield.

MUNICIPAL SECURITIES. The Portfolio may invest up to 10% of its assets in taxable municipal securities, issued by or on behalf of states, territories and possessions of the U.S. and the District of Columbia and their political subdivisions, agencies, and instrumentalities, the interest on which is not exempt from federal income tax. Generally, municipal securities are used to raise money for various public purposes such as constructing public facilities and making loans to public institutions. Taxable municipal bonds are generally issued to provide funding for privately operated facilities.


OTHER INVESTMENT POLICIES OF THE PORTFOLIO

Depending on its view of market conditions and cash requirements, the Portfolio may or may not hold securities purchased until maturity. The yield on certain instruments held by the Portfolio may decline if sold prior to maturity.

Whenever Advisers believes market conditions are such that yields could be increased by actively trading the portfolio securities to take advantage of short-term market variations, the Portfolio may do so without restriction or limitation.

The Portfolio may not invest more than 5% of its total assets in the securities of companies (including predecessors) which have been in continuous operation for less than three years, nor invest more than 25% of its total assets in any particular industry. The Portfolio may, however, invest more than 25% of its assets in certain domestic bank obligations. The foregoing limitations do not apply to U.S. government securities and federal agency obligations, or to repurchase agreements fully collateralized by these government securities or obligations, although certain tax diversification requirements apply to investments in repurchase agreements and other securities that are not treated as U.S. government obligations under the Code.

Because the Portfolio limits its investments to high quality securities, the Portfolio, and thus the Fund, will generally earn lower yields than if the Portfolio purchased securities with a lower rating and correspondingly higher expected rate of return.

WHEN-ISSUED OR DELAYED DELIVERY TRANSACTIONS. The Portfolio may also buy and sell securities on a "when-issued" and "delayed delivery" basis. The price is subject to market fluctuation and the value at delivery may be more or less than the purchase price.

REPURCHASE AGREEMENTS. The Portfolio may engage in repurchase transactions in which the Portfolio buys a U.S. government security subject to resale to a bank or dealer at an agreed-upon price and date. The transaction requires the collateralization of the seller's obligation by the transfer of securities with an initial market value, including accrued interest, equal to at least 102% of the dollar amount invested by the Portfolio in each agreement, with the value of the underlying security marked-to-market daily to maintain coverage of at least 100%. A default by the seller might cause the Portfolio to experience a loss or delay in the liquidation of the collateral securing the repurchase agreement. The Portfolio might also incur disposition costs in liquidating the collateral. The Portfolio, however, intends to enter into repurchase agreements only with financial institutions such as broker-dealers and banks which are deemed creditworthy by Advisers. A repurchase agreement is deemed to be a loan by the Portfolio under the 1940 Act. The U.S. government security subject to resale (the collateral) will be held on behalf of the Portfolio by a custodian approved by Money Market's Board of Trustees and will be held pursuant to a written agreement.

LOANS OF PORTFOLIO SECURITIES. Consistent with procedures approved by the Board of Trustees of Money Market and subject to the following conditions, the Portfolio may lend its portfolio securities to qualified securities dealers or other institutional investors, provided that such loans do not exceed 25% of the value of the Portfolio's total assets at the time of the most recent loan. The borrower must deposit with the Portfolio's custodian bank collateral with an initial market value of at least 102% of the initial market value of the securities loaned, including any accrued interest, with the value of the collateral and loaned securities marked-to-market daily to maintain collateral coverage of at least 100%. This collateral shall consist of cash, securities issued by the U.S. government, its agencies or instrumentalities, or irrevocable letters of credit. The lending of securities is a common practice in the securities industry. The Portfolio may engage in security loan arrangements with the primary objective of increasing the Portfolio's income either through investing the cash collateral in short-term interest bearing obligations or by receiving a loan premium from the borrower. Under the securities loan agreement, the Portfolio continues to be entitled to all dividends or interest on any loaned securities. As with any extension of credit, there are risks of delay in recovery and loss of rights in the collateral should the borrower of the security fail financially.

ILLIQUID INVESTMENTS. The Portfolio may not invest more than 10% of its net assets, at the time of purchase, in securities subject to legal or contractual restrictions on resale, securities that are not readily marketable, or enter into repurchase agreements or master demand notes with more than seven days to maturity. These securities are generally securities that cannot be sold within seven days in the normal course of business at approximately the amount at which the Portfolio has valued them.

BORROWING. The Portfolio may borrow from banks for temporary or emergency purposes only and pledge its assets for such loans in amounts up to 5% of the Portfolio's total assets. No new investments will be made by the Portfolio while any outstanding loans exceed 5% of its total assets.

PERCENTAGE RESTRICTIONS. If a percentage restriction noted above is adhered to at the time of investment, a later increase or decrease in the percentage resulting from a change in value of portfolio securities or the amount of net assets will not be considered a violation of any of the foregoing policies.

OTHER POLICIES AND RESTRICTIONS. The Fund and the Portfolio have a number of additional investment restrictions that limit their activities to some extent. Some of these restrictions may only be changed with shareholder approval. For a list of these restrictions and more information about the Fund's and the Portfolio's investment policies, please see "How does the Fund Invest its Assets?" and "Investment Restrictions" in the SAI.


WHAT ARE THE FUND'S POTENTIAL RISKS?

FOREIGN SECURITIES RISK. Any of the Portfolio's Eurodollar Investments, Yankee Dollar Investments, Foreign Bank Investments or investments in commercial paper of foreign issuers involve risks that are different from investments in obligations of domestic entities. These risks may include future unfavorable political and economic developments, possible withholding taxes, seizure of foreign deposits, currency controls, interest limitations, or other governmental restrictions which might affect the payment of principal or interest on securities the Portfolio holds. There may also be less publicly available information about foreign banks or foreign issuers of commercial paper.

WHEN-ISSUED AND DELAYED DELIVERY TRANSACTION RISK. These transactions are subject to market fluctuation and the value at delivery may be more or less than the purchase price. In when-issued and delayed delivery transactions, the Portfolio relies on the seller to complete the transaction. The seller's failure to complete the transaction may cause the Portfolio to miss a price or yield considered to be advantageous. Securities bought on a when-issued or delayed delivery basis do not generally earn interest until their scheduled delivery date.

CREDIT AND MARKET RISK. Credit risk is a function of the ability of an issuer of a security to make timely interest payments and to pay the principal of a security upon maturity. It is generally reflected in a security's underlying credit rating and its stated interest rate (normally, the coupon rate). A change in the credit risk associated with a security may cause a corresponding change in the security's price. Market risk is the risk of price fluctuation of a security caused by changes in general economic and interest rate conditions generally affecting the market as a whole. A security's maturity length also affects its price. Generally, when interest rates rise the value of a municipal security will fall, and vice versa. The short duration of the Eligible Securities in which the Portfolio invests generally reduces this price fluctuation.

WHO ADMINISTERS THE FUND?

THE BOARD. The Board oversees the management of the Fund and elects its officers. The officers are responsible for the Fund's day-to-day operations.

The Board, with approval of all disinterested and interested Board members, has adopted written procedures designed to deal with potential conflicts of interest that may arise from the Fund and Money Market having substantially the same boards. These procedures call for an annual review of the Fund's relationship with the Portfolio. If a conflict exists, the boards may take action, which may include the establishment of a new board. The Board has determined that there are no conflicts of interest at the present time. For more information, please see "Summary of Procedures to Monitor Conflicts of Interest" and "Officers and Directors" in the SAI.

INVESTMENT MANAGER AND ADMINISTRATOR. Advisers is the investment manager of the Portfolio and other funds with aggregate assets of over $82 billion, including $43 billion in the municipal securities market. Advisers is also the administrator of the Fund. It is wholly owned by Resources, a publicly owned company engaged in the financial services industry through its subsidiaries. Charles B. Johnson and Rupert H. Johnson, Jr. are the principal shareholders of Resources.

SERVICES PROVIDED BY ADVISERS. Advisers manages the Portfolio's assets and makes its investment decisions. Advisers also provides certain administrative services and facilities for the Fund and performs similar services for other funds. Please see "Investment Management and Other Services" and "Miscellaneous Information" in the SAI for information on securities transactions and a summary of the Fund's Code of Ethics.

MANAGEMENT FEES. You will bear a portion of the Portfolio's operating expenses, including its management fees, to the extent that the Fund, as a shareholder of the Portfolio, bears these expenses. The portion of the Portfolio's expenses borne by the Fund depends on the net assets of other shareholders of the Portfolio, if any.

During the fiscal year ended June 30, 1996, the Fund's proportionate share of the Portfolio's management fees and the Fund's administration fees, before any advance waiver, totaled 0.15% and 0.30%, respectively, of the average daily net assets of the Fund. Total operating expenses, including fees paid to Advisers before any advance waiver, totaled 0.76%. Under an agreement by Advisers to limit its fees, the Fund paid a proportionate share of the Portfolio's management fees and its own administration fees totaling 0.14% and 0.30%. Total expenses of the Fund were 0.75%. Advisers may end this arrangement at any time upon notice to the Board.


HOW DOES THE FUND MEASURE PERFORMANCE?

From time to time, the Fund advertises its performance. The more commonly used measures of performance are current and effective yield.

Current yield shows the income per share earned by the Fund. When the yield is calculated assuming that income earned is reinvested, it is called an effective yield.

The Fund's investment results will vary. Performance figures are always based on past performance and do not indicate future results. For a more detailed description of how the Fund calculates its performance figures, please see "How does the Fund Measure Performance?" in the SAI.


HOW IS THE FUND ORGANIZED?

The Fund is a no-load, diversified open-end management investment company, commonly called a mutual fund. It was organized as a California corporation on November 7, 1975, and is registered with the SEC under the 1940 Act. Each share of the Fund has one vote. All shares have equal voting, participation and liquidation rights. Shares of the Fund are considered Class I shares for redemption, exchange and other purposes.

The Fund has cumulative voting rights. This gives each shareholder a number of votes equal to the number of shares owned times the number of Board members to be elected. You may cast all of your votes for one candidate or distribute your votes between two or more candidates.

The Fund does not intend to hold annual shareholder meetings. It may hold a special meeting, however, for matters requiring shareholder approval under the 1940 Act. A meeting may also be called by the Board in its discretion or by shareholders holding at least 10% of the outstanding shares. The 1940 Act requires that we help you communicate with other shareholders in connection with removing members of the Board.


HOW TAXATION AFFECTS YOU AND THE FUND

The following discussion reflects some of the tax considerations that affect mutual funds and their shareholders. For more information on tax matters relating to the Fund and its shareholders, see "Additional Information on Distributions and Taxes" in the SAI.

The Fund has elected and intends to continue to qualify as a regulated investment company under Subchapter M of the Code. By distributing all of its income and meeting certain other requirements relating to the sources of its income and diversification of its assets, the Fund will not be liable for federal income or excise taxes.

For federal income tax purposes, any income dividends which the shareholder receives from the Fund, as well as any distributions derived from the excess of net short-term capital gain over net long-term capital loss, are treated as ordinary income whether you have elected to receive them in cash or in additional shares.

The Fund will inform you of the source of its dividends and distributions at the time they are paid and will, promptly after the close of each calendar year, advise you of the tax status for federal income tax purposes of such dividends and distributions.

You should consult your tax advisors with respect to the applicability of state and local intangible property or income taxes to your shares of the Fund and to distributions and redemption proceeds you receive from the Fund.

If you are not a U.S. person for purposes of federal income taxation you should consult with your financial or tax advisors regarding the applicability of U.S. withholding or other taxes to distributions received by you from the Fund and the application of foreign tax laws to such distributions.


ABOUT YOUR ACCOUNT

HOW DO I BUY SHARES?


OPENING YOUR ACCOUNT
You may buy shares of the Fund without a sales charge and write redemption drafts against your account. Redemption drafts are similar to checks and are referred to as checks in this prospectus. When you buy shares, it does not create a checking or other bank account relationship with the Fund or any bank.

                     MINIMUM
                  INVESTMENTS*
-------------------------------------------------------------------------------

To Open Your Account.   $500
To Add to Your Account  $ 25

*We may waive these minimums for retirement plans. We may also refuse any order to buy shares.

METHOD           STEPS TO FOLLOW
--------------------------------------------------------------------------------

By Mail           For an initial investment:

               1.   Complete and sign the enclosed shareholder application.
--------------------------------------------------------------------------------

               2. Return the application to the Fund with your check, Federal Reserve draft or negotiable bank draft made payable to the Fund. Instruments drawn on other investment companies may not be accepted.

METHOD           STEPS TO FOLLOW
--------------------------------------------------------------------------------

By Mail (cont.)  For additional investments:

               1. Send a check or use the deposit slips included with your monthly statement or checkbook (if you have requested one).

               2. If you send a check, please include your account number on the check.
--------------------------------------------------------------------------------

By Wire        1.   Call Shareholder Services or, if that number is busy, call
                    1-415/312-2000 collect, to receive a wire control number. A new number is needed every time you wire money into your account. If you do not have a currently effective wire control number, we will return the money to the bank and it will not be credited to your account.

               2. Wire the funds to Bank of America, ABA routing number 121000358, for credit to Franklin Money Fund, A/C 1493-3-04779. Your name and wire control number must be included.

               3. For initial investments, you must also complete and sign the enclosed shareholder application and return it to the Fund.

--------------------------------------------------------------------------------

Through Your Dealer     Call your investment representative
--------------------------------------------------------------------------------
If the Fund receives your order in proper form before 3:00 p.m. Pacific time, it will be credited to your account that day. Orders received after 3:00 p.m. will be credited the following business day.

When you buy shares, if you submit a check or a draft that is returned unpaid to the Fund we may impose a $10 charge against your account for each returned item.

If you are a municipal investor, you should consult with expert counsel to determine the effect, if any, of payments by the Fund on arbitrage rebate calculations if you are considering investing proceeds of bond offerings, and whether and to what extent shares of the Fund are legal investments for you.

HOW DO I BUY SHARES IN CONNECTION WITH RETIREMENT PLANS?

Your individual or employer-sponsored retirement plan may invest in the Fund. Plan documents are required for all retirement plans. Trust Company can provide the plan documents for you and serve as custodian or trustee.

Trust Company can provide you with brochures containing important information about its plans. To establish a Trust Company retirement plan, you will need an application other than the one included in this prospectus. For a retirement plan brochure or application, please call our Retirement Plans Department.

Please consult your legal, tax or retirement plan specialist before choosing a retirement plan. Your investment representative or advisor can help you make investment decisions within your plan.


MAY I EXCHANGE SHARES FOR SHARES OF ANOTHER FUND?

We offer a wide variety of funds. The shares of most of these funds are offered to the public with a sales charge. If you would like, you can move your investment from your Fund account to an existing or new account in another Franklin Templeton Fund (an "exchange"). Because it is technically a sale and a purchase of shares, an exchange is a taxable transaction.

Before making an exchange, please read the prospectus of the fund you are interested in. This will help you learn about the fund and its rules and requirements for exchanges. For example, some Franklin Templeton Funds do not accept exchanges and others may have different investment minimums.

METHOD           STEPS TO FOLLOW
--------------------------------------------------------------------------------

By Mail          1. Send us written instructions signed by all account owners

                 2. Include any outstanding share certificates for the shares you're exchanging
--------------------------------------------------------------------------------

By Phone         Call Shareholder Services or TeleFACTS(R)

                 If you do not want the ability to exchange by phone to
                 apply to your account, please let us know.
--------------------------------------------------------------------------------

Through Your Dealer     Call your investment representative
--------------------------------------------------------------------------------

Please refer to "Transaction Procedures and Special Requirements" for other important information on how to exchange shares.


WILL SALES CHARGES APPLY TO MY EXCHANGE?

You will generally pay the applicable front-end sales charge of the fund you are exchanging into, unless you acquired your Fund shares under the exchange privilege. These charges may not apply if you qualify to buy shares without a sales charge.

EXCHANGE RESTRICTIONS

Please be aware that the following restrictions apply to exchanges:

o    You may only exchange shares within the SAME CLASS, except as noted below.

o The accounts must be identically registered. You may exchange shares from a Fund account requiring two or more signatures into another identically registered money fund account requiring only one signature for all transactions. PLEASE NOTIFY US IN WRITING IF YOU DO NOT WANT THIS OPTION TO BE AVAILABLE ON YOUR ACCOUNT(S). Additional procedures may apply. Please see "Transaction Procedures and Special Requirements."

o Trust Company IRA or 403(b) retirement plan accounts may exchange shares as described above. Restrictions may apply to other types of retirement plans. Please contact our Retirement Plans Department for information on exchanges within these plans.

o    The fund you are exchanging into must be eligible for sale in your state.

o We may modify or discontinue our exchange policy if we give you 60 days' written notice.

o Your exchange may be restricted or refused if you: (i) request an exchange out of the Fund within two weeks of an earlier exchange request, (ii) exchange shares out of the Fund more than twice in a calendar quarter, or
     (iii) exchange shares equal to at least $5 million, or more than 1% of the Fund's net assets. Shares under common ownership or control are combined for these limits. If you exchange shares as described in this paragraph, you will be considered a Market Timer. Each exchange by a Market Timer, if accepted, will be charged $5.00. Some of our funds do not allow investments by Market Timers.

Because excessive trading can hurt Fund performance and shareholders, we may refuse any exchange purchase if (i) we believe the Fund would be harmed or unable to invest effectively, or (ii) the Fund receives or anticipates simultaneous orders that may significantly affect the Fund.


LIMITED CLASS II EXCHANGES

If retirement plan assets are only temporarily invested in the Fund pending final allocation or investment instructions involving Class II shares, Fund shares may be exchanged for Class II shares of another Franklin Templeton Fund. The time the shares are held in the Fund will not count, however, towards the Contingency Period for purposes of the Contingent Deferred Sales Charge on Class II shares. This privilege is not available to retirement plan assets that were previously subject to a sales charge in another Franklin Templeton Fund.


HOW DO I SELL SHARES?

You may sell (redeem) your shares at any time.

METHOD                         STEPS TO FOLLOW
--------------------------------------------------------------------------------

By Check                     1. You may request redemption drafts (checks)
(Only available if there        free of charge on the shareholder application
are no outstanding share        or by calling TeleFACTS(R).
certificates for your
account)                     2. You may make checks payable to any person and
                                in any amount of $100 or more. You will
                                continue to earn daily income dividends until
                                the check has cleared. Please see "More
                                Information About Selling Your Shares By
                                Check" below.
--------------------------------------------------------------------------------

By Mail                      1. Send us written instructions signed by all
                                account owners

                             2. Include any outstanding share certificates for
                                the shares you are selling

                             3. Provide a signature guarantee if required

                             4. Corporate, partnership and trust accounts may
                                need to send additional documents. Accounts
                                under court jurisdiction may have additional
                                requirements.
--------------------------------------------------------------------------------

By Wire                     1. Complete the "Wire Redemption Privilege" section
(Only avaialable for           of the shareholder application and send it to us.
requests over $1,000)
                            2. Call Shareholder Services

                            3. If we receive your request in proper form before
                               3:00 p.m. Pacific time, your wire payment will be sent the next business day. You may have redemption proceeds wired to an escrow account the same day, if we receive your request in proper form before 9:00 a.m. Pacific time.
--------------------------------------------------------------------------------

By Phone                       Call Shareholder Services
(For requests over
$1,000, this option            Telephone requests will be accepted:
is only available if
you have completed          o  If the request is $50,000 or less. Institutional
and sent to us the             accounts may exceed $50,000 by completing a
telephone redemption           separate agreement. Call Institutional Services
agreement included             to receive a copy.
with this prospectus)
                            o  If there are no share certificates issued for the
                               shares you want to sell or you have already returned them to the Fund

METHOD           STEPS TO FOLLOW
--------------------------------------------------------------------------------
                           o Unless you are selling shares in a Trust Company retirement plan account

                           o Unless the address on your account was changed by phone within the last 30 days
--------------------------------------------------------------------------------

Through Your Dealer     Call your investment representative
--------------------------------------------------------------------------------

We will send your redemption check within seven days after we receive your request in proper form. If you sell your shares by phone, the check may only be made payable to all registered owners on the account and sent to the address of record. We are not able to receive or pay out cash in the form of currency.

The wiring of redemption proceeds is a special service that we make available whenever possible. By offering this service to you, however, the Fund is not bound to meet any redemption request in less than the seven day period prescribed by law. Neither the Fund nor its agents shall be liable to you or any other person if, for any reason, a redemption request by wire is not processed as described in this section.

If you sell shares you just purchased with a check or draft, we may delay sending you the proceeds for up to 15 days or more to allow the check or draft to clear. A certified or cashier's check may clear in less time.

Under unusual circumstances, we may suspend redemptions or postpone payment for more than seven days as permitted by federal securities law.

Please refer to "Transaction Procedures and Special Requirements" for other important information on how to sell shares.

MORE INFORMATION ABOUT SELLING YOUR SHARES BY CHECK

The checks are drawn through Bank of America NT & SA (the "Bank"), the Fund's custodian. The Bank may terminate this service at any time upon notice to you.

When a check is presented for payment, we will redeem an equivalent number of shares in your account to cover the amount of the check. Your shares will be redeemed at the Net Asset Value next determined after we receive a check that does not exceed the collected balance in your account. If a check is presented for payment that exceeds the collected balance in your account, the Bank may return the check unpaid. Since you will not know the exact amount in your account on the day a check clears, you should not use a check to close your account.

You will generally not be able to convert a check drawn on your Fund account into a certified or cashier's check by presenting it at the Bank. Because the Fund is not a bank, we cannot assure that a stop payment order written by you will be effective. We will use our best efforts, however, to see that these orders are carried out.


TRUST COMPANY RETIREMENT PLAN ACCOUNTS

To comply with IRS regulations, you need to complete additional forms before selling shares in a Trust Company retirement plan account. Tax penalties generally apply to any distribution from these plans to a participant under age 591/2, unless the distribution meets an exception stated in the Code. To obtain the necessary forms, please call our Retirement Plans Department.


CONTINGENT DEFERRED SALES CHARGE

The Fund does not impose a Contingent Deferred Sales Charge. If, however, you sell shares that were exchanged into the Fund from another Franklin Templeton Fund and those shares would have been assessed a Contingent Deferred Sales Charge in the other fund, the Fund will impose the charge as described below.

Certain Franklin Templeton Funds impose a Contingent Deferred Sales Charge if you sell all or a part of an investment of $1 million or more within the Contingency Period. The Contingency Period is tolled (or stopped) during the time the shares are held in the Fund. The charge is 1% of the value of the shares sold or the Net Asset Value at the time of purchase, whichever is less.

We will first redeem shares not subject to the charge in the following order:

1) A calculated number of shares equal to the capital appreciation on shares held less than the Contingency Period,

2) Shares purchased with reinvested dividends and capital gain distributions, and

3) Shares held longer than the Contingency Period.

We then redeem shares subject to the charge in the order they were purchased.

Unless otherwise specified, when you request to sell a stated DOLLAR AMOUNT, we will redeem additional shares to cover any Contingent Deferred Sales Charge. For requests to sell a stated NUMBER OF SHARES, we will deduct the amount of the Contingent Deferred Sales Charge, if any, from the sale proceeds.


WHAT DISTRIBUTIONS MIGHT I RECEIVE FROM THE FUND?

The Fund declares dividends each day that its Net Asset Value is calculated and pays them to shareholders of record as of the close of business the day before. The daily allocation of net investment income begins on the day after we receive your money or settlement of a wire order trade and continues to accrue through the day we receive your request to sell your shares or the settlement of a wire order trade.

Dividend payments may vary from day to day and may be omitted on some days, depending on changes in the Fund's net investment income. THE FUND DOES NOT PAY "INTEREST" OR GUARANTEE ANY AMOUNT OF DIVIDENDS OR RETURN ON AN INVESTMENT IN ITS SHARES.


DIVIDEND OPTIONS

Dividends will automatically be reinvested each day in the form of additional shares of the Fund at the Net Asset Value per share at the close of business.

If you complete the "Special Payment Instructions for Dividends" section of the shareholder application included with this prospectus, you may direct your dividends to buy the same class of shares of another Franklin Templeton Fund (without a sales charge or imposition of a Contingent Deferred Sales Charge). Many shareholders find this a convenient way to diversify their investments.

You may also choose to receive dividends in cash. If you have the money sent to another person or to a checking account, you may need a signature guarantee. If you send the money to a checking account, please see "Electronic Fund Transfers" under "Services to Help You Manage Your Account." For Trust Company retirement plans, special forms are required to receive distributions in cash.

If you choose one of these options, the dividends reinvested and credited to your account during the month will be redeemed as of the close of business on the last business day of the month and paid as directed on the shareholder application. You may change your dividend option at any time by notifying us by mail or phone. Please allow at least seven days for us to process the new option.


TRANSACTION PROCEDURES AND SPECIAL REQUIREMENTS


HOW AND WHEN SHARES ARE PRICED

The Fund is open for business each day the Exchange is open. We determine the Net Asset Value per share at 3:00 p.m. Pacific time. To calculate Net Asset Value per share, the Fund's assets are valued and totaled, liabilities are subtracted, and the balance, called net assets, is divided by the number of shares outstanding. The Fund's assets are valued as described under "How are Fund Shares Valued?" in the SAI.


THE PRICE WE USE WHEN YOU BUY OR SELL SHARES

You buy and sell shares at Net Asset Value. We will use the Net Asset Value next calculated after we receive your transaction request in proper form. If you buy or sell shares through your Securities Dealer, however, we will use the Net Asset Value next calculated after your Securities Dealer receives your request, which is promptly transmitted to the Fund.


PROPER FORM

An order to buy shares is in proper form when we receive your signed shareholder application and check or wired funds. Written requests to sell or exchange shares are in proper form when we receive written instructions signed by all registered owners, with a signature guarantee if necessary. We must also receive any outstanding share certificates for those shares.

Many of the Fund's investments, through the Portfolio, must be paid for in federal funds, which are monies held by the Fund's custodian bank on deposit at the Federal Reserve Bank of San Francisco and elsewhere. The Fund generally cannot invest money received from you until it is converted into and is available to the Fund in federal funds. Therefore, your purchase order may not be considered in proper form until the money received from you is available in federal funds, which may take up to two days. If the Fund is able to make investments immediately (within one business day), it may accept your order with payment in other than federal funds.


WRITTEN INSTRUCTIONS

Written instructions must be signed by all registered owners. To avoid any delay in processing your transaction, they should include:

o Your name,

o The Fund's name,

o A description of the request,

o For exchanges, the name of the fund you're exchanging into,

o Your account number,

o The dollar amount or number of shares, and

o A telephone number where we may reach you during the day, or in the evening if preferred.


SIGNATURE GUARANTEES

For our mutual protection, we require a signature guarantee in the following situations:

1) You wish to sell over $50,000 worth of shares,

2) You want the proceeds to be paid to someone other than the registered owners,

3) The proceeds are not being sent to the address of record, preauthorized bank account, or preauthorized brokerage firm account,

4) We receive instructions from an agent, not the registered owners,

5) We believe a signature guarantee would protect us against potential claims based on the instructions received.

A signature guarantee verifies the authenticity of your signature and may be obtained from certain banks, brokers or other eligible guarantors. YOU SHOULD VERIFY THAT THE INSTITUTION IS AN ELIGIBLE GUARANTOR PRIOR TO SIGNING. A NOTARIZED SIGNATURE IS NOT SUFFICIENT.


SHARE CERTIFICATES

We will credit your shares to your Fund account. We do not issue share certificates unless you specifically request them. This eliminates the costly problem of replacing lost, stolen or destroyed certificates. If a certificate is lost, stolen or destroyed, you may have to pay an insurance premium of up to 2% of the value of the certificate to replace it.

Any outstanding share certificates must be returned to the Fund if you want to sell or exchange those shares or if you would like to start a systematic withdrawal plan. The certificates should be properly endorsed. You can do this either by signing the back of the certificate or by completing a share assignment form. For your protection, you may prefer to complete a share assignment form. In this case, you should send the certificate and assignment form in separate envelopes.


TELEPHONE TRANSACTIONS

You may initiate many transactions by phone. Please refer to the sections of this prospectus that discuss the transaction you would like to make or call Shareholder Services.

We may only be liable for losses resulting from unauthorized telephone transactions if we do not follow reasonable procedures designed to verify the identity of the caller. When you call, we will request personal or other identifying information, and will also record calls. For your protection, we may delay a transaction or not implement one if we are not reasonably satisfied that telephone instructions are genuine. If this occurs, we will not be liable for any loss.

If our lines are busy or you are otherwise unable to reach us by phone, you may wish to ask your investment representative for assistance or send written instructions to us, as described elsewhere in this prospectus. If you are unable to execute a transaction by telephone, we will not be liable for any loss.

TRUST COMPANY RETIREMENT PLAN ACCOUNTS. You may not sell shares or change distribution options on Trust Company retirement plans by phone. While you may exchange shares of Trust Company IRA and 403(b) retirement accounts by phone, certain restrictions may be imposed on other retirement plans.

To obtain any required forms or more information about distribution or transfer procedures, please call our Retirement Plans Department.


ACCOUNT REGISTRATIONS AND REQUIRED DOCUMENTS
When you open an account, you need to tell us how you want your shares registered. How you register your account will affect your ownership rights and ability to make certain transactions. If you have questions about how to register your account, you should consult your investment representative or legal advisor. Please keep the following information in mind when registering your account.

JOINT OWNERSHIP. If you open an account with two or more owners, we register the account as "joint tenants with rights of survivorship" unless you tell us otherwise. An account registered as "joint tenants with rights of survivorship" is shown as "Jt Ten" on your account statement. For any account with two or more owners, all owners must sign instructions to process transactions and changes to the account. Even if the law in your state says otherwise, you will not be able to change owners on the account unless all owners agree in writing. If you would like another person or owner to sign for you, please send us a current power of attorney.

GIFTS AND TRANSFERS TO MINORS. You may set up a custodial account for a minor under your state's Uniform Gifts/Transfers to Minors Act. Other than this form of registration, a minor may not be named as an account owner.

TRUSTS. If you register your account as a trust, you should have a valid written trust document to avoid future disputes or possible court action over who owns the account.

REQUIRED DOCUMENTS. For corporate, partnership and trust accounts, please send us the following documents when you open your account. This will help avoid delays in processing your transactions while we verify who may sign on the account.

TYPE OF ACCOUNT        DOCUMENTS REQUIRED
--------------------------------------------------------------------------------

CORPORATION            Corporate Resolution
--------------------------------------------------------------------------------

PARTNERSHIP            1.  The pages from the partnership agreement that
                           identify the general partners, or

                       2.  A certification for a partnership agreement

TYPE OF ACCOUNT       DOCUMENTS REQUIRED
--------------------------------------------------------------------------------

TRUST                  1.  The pages from the trust document that identify the
                           trustees, or

                       2.  A certification for trust
--------------------------------------------------------------------------------

STREET OR NOMINEE ACCOUNTS. If you have Fund shares held in a "street" or "nominee" name account with your Securities Dealer, you may transfer the shares to the street or nominee name account of another Securities Dealer. Both dealers must have an agreement with Distributors or we will not process the transfer. Contact your Securities Dealer to initiate the transfer. We will process the transfer after we receive authorization in proper form from your delivering Securities Dealer. Accounts may be transferred electronically through the NSCC. For accounts registered in street or nominee name, we may take instructions directly from the Securities Dealer or your nominee.

ELECTRONIC INSTRUCTIONS. If there is a Securities Dealer or other representative of record on your account, we are authorized to use and execute electronic instructions. We can accept electronic instructions directly from your dealer or representative without further inquiry. Electronic instructions may be processed through the services of the NSCC, which currently include the NSCC's "Networking," "Fund/SERV," and "ACATS" systems, or through Franklin/Templeton's PCTrades II(TM) System.


TAX IDENTIFICATION NUMBER

For tax reasons, we must have your correct Social Security or tax identification number on a signed shareholder application or applicable tax form. Federal law requires us to withhold 31% of your taxable distributions and sale proceeds if
(i) you have not furnished a certified correct taxpayer identification number,
(ii) you have not certified that withholding does not apply, (iii) the IRS or a Securities Dealer notifies the Fund that the number you gave us is incorrect, or
(iv) you are subject to backup withholding.

We may refuse to open an account if you fail to provide the required tax identification number and certifications. We may also close your account if the IRS notifies us that your tax identification number is incorrect. If you complete an "awaiting TIN" certification, we must receive a correct tax identification number within 60 days of your initial purchase to keep your account open.


KEEPING YOUR ACCOUNT OPEN

Due to the relatively high cost of maintaining a small account, we may close your account if the value of your shares is less than $250. We will only do this if the value of your account fell below this amount because you voluntarily sold your shares and your account has been inactive (except for the reinvestment of distributions) for at least six months. Before we close your account, we will notify you and give you 30 days to increase the value of your account to $500.


SERVICES TO HELP YOU MANAGE YOUR ACCOUNT


AUTOMATIC INVESTMENT PLAN
Our automatic investment plan offers a convenient way to invest in the Fund. Under the plan, you can have money transferred automatically from your checking account to the Fund each month to buy additional shares. If you are interested in this program, please refer to the automatic investment plan application included with this prospectus or contact your investment representative. You may discontinue the program at any time by notifying Investor Services by mail or phone.


AUTOMATIC PAYROLL DEDUCTION
You may have money transferred from your paycheck to the Fund to buy additional shares. Your investments will continue automatically until you instruct the Fund and your employer to discontinue the plan. To process your investment, we must receive both the check and payroll deduction information in required form. Due to different procedures used by employers to handle payroll deductions, there may be a delay between the time of the payroll deduction and the time we receive the money.


RIGHTS OF ACCUMULATION
You may include the cost or current value (whichever is higher) of your Fund shares when determining if you may buy shares of another Franklin Templeton Fund at a discount. You may also include your Fund shares towards the completion of a Letter of Intent established in connection with the purchase of shares of another Franklin Templeton Fund.


SYSTEMATIC WITHDRAWAL PLAN
Our systematic withdrawal plan allows you to sell your shares and receive regular payments from your account on a monthly, quarterly, semiannual or annual basis. The value of your account must be at least $5,000 and the minimum payment amount for each withdrawal must be at least $50. For retirement plans subject to mandatory distribution requirements, the $50 minimum will not apply.

If you would like to establish a systematic withdrawal plan, call Shareholder Services. You may choose to direct your payments to buy the same class of shares of another Franklin Templeton Fund or have the money sent directly to you, to another person, or to a checking account. If you choose to have the money sent to a checking account, please see "Electronic Fund Transfers" below.

You will generally receive your payment by the fifth business day of the month in which a payment is scheduled. When you sell your shares under a systematic withdrawal plan, it is a taxable transaction.

You may discontinue a systematic withdrawal plan, change the amount and schedule of withdrawal payments, or suspend one payment by notifying us in writing at least seven business days before the end of the month preceding a scheduled payment. Please see "How Do I Buy, Sell and Exchange Shares? - Systematic Withdrawal Plan" in the SAI for more information.


ELECTRONIC FUND TRANSFERS
You may choose to have distributions from the Fund or payments under a systematic withdrawal plan sent directly to a checking account. If the checking account is with a bank that is a member of the Automated Clearing House, the payments may be made automatically by electronic funds transfer. If you choose this option, please allow at least fifteen days for initial processing. We will send any payments made during that time to the address of record on your account.


TeleFACTS(R)
From a touch-tone phone, you may call our TeleFACTS system (day or night) at 1-800/247-1753 to:

o obtain information about your account;

o obtain price and performance information about any Franklin Templeton Fund;

o exchange shares between identically registered Franklin accounts; and

o request duplicate statements, money fund checks, and deposit slips.

You will need the Fund's code number to use TeleFACTS. The Fund's code is 111.


STATEMENTS AND REPORTS TO SHAREHOLDERS
We will send you the following statements and reports on a regular basis:

o Confirmation and account statements reflecting transactions in your account, including additional purchases and dividend reinvestments. Please verify the accuracy of your statements when you receive them.

o Financial reports of the Fund will be sent every six months. To reduce Fund expenses, we attempt to identify related shareholders within a household and send only one copy of a report. Call Fund Information if you would like an additional free copy of the Fund's financial reports or an interim quarterly report.


INSTITUTIONAL ACCOUNTS
Additional methods of buying, selling or exchanging shares of the Fund may be available to institutional accounts. For further information, call Institutional Services.

Special procedures have been designed for banks and other institutions that would like to open multiple accounts in the Fund. Please see the SAI for more information.


AVAILABILITY OF THESE SERVICES
The services above are available to most shareholders. If, however, your shares are held by a financial institution, in a street name account, or networked through the NSCC, the Fund may not be able to offer these services directly to you. Please contact your investment representative.


WHAT IF I HAVE QUESTIONS ABOUT MY ACCOUNT?
If you have any questions about your account, you may write to Investor Services at 777 Mariners Island Blvd., P.O. Box 7777, San Mateo, California 94403-7777. The Fund, Distributors and Advisers are also located at this address. You may also contact us by phone at one of the numbers listed below.

                                          HOURS OF OPERATION (PACIFIC TIME)
DEPARTMENT NAME         TELEPHONE NO.     (MONDAY THROUGH FRIDAY)
--------------------------------------------------------------------------------

Shareholder Services    1-800/632-2301    5:30 a.m. to 5:00 p.m.

Dealer Services         1-800/524-4040    5:30 a.m. to 5:00 p.m.

Fund Information        1-800/DIAL BEN    5:30 a.m. to 8:00 p.m.
                       (1-800/342-5236)   6:30 a.m. to 2:30 p.m. (Saturday)

Retirement Plans        1-800/527-2020    5:30 a.m. to 5:00 p.m.

Institutional Services  1-800/321-8563    6:00 a.m. to 5:00 p.m.

TDD (hearing impaired)  1-800/851-0637    5:30 a.m. to 5:00 p.m.

Your phone call may be monitored or recorded to ensure we provide you with high quality service. You will hear a regular beeping tone if your call is being recorded.


GLOSSARY

USEFUL TERMS AND DEFINITIONS

1940 ACT - Investment Company Act of 1940, as amended

ADVISERS - Franklin Advisers, Inc., the Portfolio's investment manager and the Fund's administrator

BOARD - The Board of Directors of the Fund

CLASS I AND CLASS II - Certain funds in the Franklin Templeton Funds offer two classes of shares, designated "Class I" and "Class II." The two classes have proportionate interests in the same portfolio of investment securities. They differ, however, primarily in their sales charge structures and Rule 12b-1 plans. Shares of the Fund are considered Class I shares for redemption, exchange and other purposes.

CODE - Internal Revenue Code of 1986, as amended

CONTINGENCY PERIOD - For Class I shares, the 12 month period during which a Contingent Deferred Sales Charge may apply. For Class II shares, the contingency period is 18 months. Regardless of when during the month you purchased shares, they will age one month on the last day of that month and each following month.

CONTINGENT DEFERRED SALES CHARGE (CDSC) - A sales charge of 1% that may apply if you sell your shares within the Contingency Period.

DISTRIBUTORS - Franklin/Templeton Distributors, Inc., the Fund's principal underwriter. The SAI lists the officers and Board members who are affiliated with Distributors. See "Officers and Directors."

ELIGIBLE SECURITIES - The Portfolio limits its investments to U.S. dollar denominated instruments that:

o The Board of Trustees of Money Market determines present minimal credit risks

o That are rated in one of the two highest rating categories by nationally recognized statistical rating organizations, or that are unrated but of comparable quality,

o Have remaining maturities of 397 calendar days or less

EXCHANGE - New York Stock Exchange

FRANKLIN FUNDS - The mutual funds in the Franklin Group of Funds(R) except Franklin Valuemark Funds and the Franklin Government Securities Trust

FRANKLIN TEMPLETON FUNDS - The Franklin Funds and the Templeton Funds

FRANKLIN TEMPLETON GROUP - Franklin Resources, Inc., a publicly owned holding company, and its various subsidiaries

INVESTOR SERVICES - Franklin/Templeton Investor Services, Inc., the Fund's shareholder servicing and transfer agent

IRS - Internal Revenue Service

MARKET TIMER(S) - Market Timers generally include market timing or allocation services, accounts administered so as to buy, sell or exchange shares based on predetermined market indicators, or any person or group whose transactions seem to follow a timing pattern.

NASD - National Association of Securities Dealers, Inc.

NET ASSET VALUE (NAV) - The value of a mutual fund is determined by deducting the fund's liabilities from the total assets of the portfolio. The net asset value per share is determined by dividing the net asset value of the fund by the number of shares outstanding.

NSCC - National Securities Clearing Corporation

RESOURCES - Franklin Resources, Inc.

SAI - Statement of Additional Information

SEC - U.S. Securities and Exchange Commission

SECURITIES DEALER - A financial institution that, either directly or through affiliates, has an agreement with Distributors to handle customer orders and accounts with the Fund. This reference is for convenience only and does not indicate a legal conclusion of capacity.

TELEFACTS(R) - Franklin Templeton's automated customer servicing system

TEMPLETON FUNDS - The U.S. registered mutual funds in the Templeton Group of Funds except Templeton Capital Accumulator Fund, Inc., Templeton Variable Annuity Fund, and Templeton Variable Products Series Fund

TRUST COMPANY - Franklin Templeton Trust Company. Trust Company is an affiliate of Distributors and both are wholly owned subsidiaries of Resources.

U.S. - United States

WE/OUR/US - Unless the context indicates a different meaning, these terms refer to the Fund and/or Investor Services, Distributors, or other wholly owned subsidiaries of Resources.





                                    EXHIBIT C



                                                           CHAIRMAN'S MESSAGE


Your Fund's Objective:

The Franklin Money Fund seeks to provide a high level of current income, consistent with liquidity and preservation of capital. The fund invests all of its assets in the shares of The Money Market Portfolio (the Portfolio), which has the same investment objective. The Portfolio, in turn, invests in various money market instruments such as U.S. government securities and other U.S. dollar-denominated securities. The fund attempts to maintain a stable net asset value of $1.00 per share.1


                                                          August 15, 1996

Dear Shareholder:

We are pleased to bring you the Franklin Money Fund's annual report for the period ended June 30, 1996.

Slow economic growth and mild inflation characterized most of the period under review. Nearing the end of a two-year economic slowdown, the first seven months of this fiscal year were distinctly different from the last five months. In an attempt to stimulate economic activity, the Federal Reserve Board (Fed) cut its federal funds rate (the interest rate banks charge each other for overnight loans) from 6.00% to 5.75% in July 1995, then to 5.50% in December. Despite these cuts, gross domestic product (GDP), a measure of the nation's economic output, grew at an annual rate of only 0.3% in the fourth quarter of 1995.2 The Fed once again lowered its federal funds rate in late January 1996 to 5.25%.


1. An investment in the fund is neither insured nor guaranteed by the U.S. government or by any other entity or institution. There is no assurance that the $1.00 per share price will be maintained.


GDP expanded at an annual rate of 2.0% during the first quarter of 1996, however, following the release of surprisingly impressive employment reports. Consumer confidence, industrial production, and employment figures, which are three key indicators of future economic strength, surged through the end of the reporting period. GDP increased at an estimated annual rate of 4.2% during the second quarter of 1996.

Short-term market rates reflected this growth pattern. The 90-day Treasury bill yield dropped from 5.57% on June 30, 1995, to 5.14% on March 30, 1996. Three months later, this yield rose to 5.16%.3

Since we maintained a relatively short-weighted average maturity during the reporting period (54 days on June 30, 1996), the fund's seven-day yield mirrored movements in Treasury bill rates.The fund's seven-day yield began the period at 5.47%, declined to 4.70% on March 30, 1996, then rose to 4.76% on June 30, 1996.

We continue to invest in the highest quality securities available to money market portfolios. Since the fund's objective is to provide shareholders with a high-quality, conservative investment, we do not invest in leveraged derivatives or other potentially volatile securities that we believe involve undue risk.

This discussion reflects the strategies we employed for the fund during the 12 months under review and includes our opinions as of the close of the period. Since economic and market conditions are constantly changing, our strategies, evaluations, conclusions and decisions regarding portfolio holdings, may change as new circumstances arise. Although past performance of a specific investment or sector cannot guarantee future performance, such information can be useful in analyzing securities we purchase or sell for the fund.


2. Source for all GDP figures: U.S. Commerce Dept.
3. Source: Bloomberg.


Looking forward, lower unemployment rates and stronger business activity should work to strengthen the economy. If economic growth continues at its current pace, however, the Fed may raise short-term interest rates as it seeks to prevent inflation from getting out of control.

As a Franklin Money Fund shareholder, you continue to benefit from convenient, easy access to your money, and a high degree of credit safety. You can also enjoy a wide range of services, including draft writing for amounts of $100 or more, free draft books, and access to TeleFACTS(R), our around-the-clock automated customer service line.

Thank you for your continued support of the Franklin Money Fund, and we look forward to serving you in the years to come.


Sincerely,




Charles B. Johnson
Chairman
Franklin Money Fund


Performance Summary
-----------------------------------------------------
Franklin Money Fund
June 30, 1996

Seven-day annualized yield    4.65%
Seven-day effective yield*    4.76%
-----------------------------------------------------


*The seven-day effective yield assumes the compounding of daily dividends, and reflects fluctuations in interest rates on portfolio investments, as well as fund expenses. Yields should be viewed in terms of the current, low rate of inflation--just as high inflation usually results in higher yields, low inflation often results in lower yields. Past performance is not predictive of future results.

Franklin Advisers, Inc., the fund's administrator and the manager of the fund's underlying portfolio, has agreed in advance to waive a portion of its fees, which reduces expenses and increases yield to shareholders. Without these reductions, the fund's yield would have been lower. The fee waiver may be discontinued at any time upon notice to the fund's Board of Directors.


FRANKLIN MONEY FUND

Statement of Investments in Securities and Net Assets, June 30, 1996



                                                                                                      Value
   Shares                                                                                            (Note 1)

                 Mutual Funds  100.1%
$1,173,771,347   The Money Market Portfolio (Note 1) .........................................   $1,173,771,347
                                                                                                  -------------
                           Total Investments (Cost $1,173,771,347)  100.1% ...................    1,173,771,347
                           Liabilities in Excess of Other Assets  (.1)% ......................       (1,132,723)
                                                                                                   -------------
                           Net Assets  100.0% ................................................    $1,172,638,624
                                                                                                   =============


At June 30, 1996, there was no unrealized appreciation or depreciation for financial statement or income tax purposes.


     The accompanying notes are an integral part of these financial statements.


FRANKLIN MONEY FUND

Financial Statements

Statement of Assets and Liabilities
June 30, 1996

Assets:
 Investment in securities, at value and cost  $1,173,771,347
                                              --------------
      Total assets                             1,173,771,347
                                              --------------
Liabilities:
 Payables:
  Capital shares repurchased                         346,184
  Administration fees                                292,197
  Shareholder servicing costs                        174,936
  Accrued expenses and other liabilities             319,406
                                              --------------
      Total liabilities                            1,132,723
                                              --------------
Net assets (equivalent to $1.00 per share
 based on 1,172,638,624 shares of capital
 stock outstanding)                           $1,172,638,624
                                              ==============


Statement of Operations
for the year ended June 30, 1996

Investment income:
 Dividends                                      $60,297,195
Expenses:
 Administration fees (Note 5)    $3,351,257
 Shareholder servicing costs
  (Note 5)                        2,024,331
 Reports to shareholders            934,296
 Registration fees                  142,065
 Directors' fees and expenses        81,425
 Professional fees                   20,347
 Other                               24,473
                             --------------
      Total expenses                              6,578,194
                                             --------------
Net investment income                           $53,719,001
                                             ==============


Statements of Changes in Net Assets
for the year ended June 30, 1996
and the seven months ended June 30, 1995

                                         Seven Months
                         Year Ended         Ended
                       June 30, 1996     June 30, 1995
                       --------------   --------------
Increase (decrease)
 in net assets:
Operations:
 Net investment income $   53,719,001     $ 31,252,091
Distributions to
 shareholders from
 net investment income    (53,719,001)     (31,252,091)
Increase (decrease)
 in net assets from
 capital share trans-
 actions (Note 2)         153,672,341     (105,256,444)
                        --------------   --------------
       Net increase
       (decrease) in
        net assets        153,672,341     (105,256,444)
Net assets (there is
 no undistributed net
 investment income
 at beginning or end
 of period):
  Beginning of
   period               1,018,966,283    1,124,222,727
                       --------------   --------------
End of period          $1,172,638,624   $1,018,966,283
                       ==============   ==============


     The accompanying notes are an integral part of these financial statements.


FRANKLIN MONEY FUND

Notes to Financial Statements


1. SIGNIFICANT ACCOUNTING POLICIES

Franklin Money Fund (the Fund) is a no-load, open-end, diversified management investment company (mutual fund), registered under the Investment Company Act of 1940, as amended. The Fund's investment objectives are high current income consistent with capital preservation and liquidity.

The Fund invests substantially all of its assets in The Money Market Portfolio (the Portfolio), which is a no-load, open-end, diversified management investment company having the same investment objectives as the Fund. The financial statements of the Portfolio, including the Statement of Investments in Securities and Net Assets, are included elsewhere in this report and should be read in conjunction with the Fund's financial statements.

On December 13, 1994, the Board of Directors authorized a change in the fiscal year end of the Fund from November 30 to June 30.

The following is a summary of significant accounting policies consistently followed by the Fund in the preparation of its financial statements. The policies are in conformity with generally accepted accounting principles for investment companies.

a. Security Valuation:

The Fund holds Portfolio shares that are valued at its proportionate interest in the net asset value of the Portfolio. As of June 30, 1996, the Fund owns 75.72% of the Portfolio.

b. Income Taxes:

The Fund intends to continue to qualify for the tax treatment applicable to regulated investment companies under the Internal Revenue Code and to make the requisite distributions to its shareholders which will be sufficient to relieve it from income and excise taxes.

c. Security Transactions:

Security transactions are accounted for on the date the securities are purchased or sold (trade date). Realized gains and losses on security transactions are determined on the basis of specific identification.

d. Investment Income, Expenses and Distributions:

Net investment income includes income, calculated on an accrual basis, and estimated expenses which are accrued daily. The total available for distribution is computed daily and includes the net investment income, plus or minus any gains or losses on security transactions and any changes in unrealized portfolio appreciation or depreciation.

Distributions are normally declared each day the New York Stock Exchange is open for business, equal to the total available for distribution (as defined above), and are payable to shareholders of record as of the close of business the preceding day. Such distributions are automatically reinvested daily in additional shares of the Fund at net asset value.

e. Accounting Estimates:

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the amounts of income and expense during the reporting period. Actual results could differ from those estimates.


2. CAPITAL STOCK

At June 30, 1996, there were 5,000,000,000 shares of $.10 par value capital stock authorized. Transactions in the Fund's shares at $1.00 per share were as follows:



                                                                                     Seven Months
                                                                    Year Ended           Ended
                                                                   June 30, 1996     June 30, 1995
                                                                   ------------      ------------
              Shares sold.....................................   $ 2,415,077,056    $ 1,532,810,434
              Shares issued in reinvestment of distributions..        53,666,653         31,240,837
              Shares redeemed.................................    (2,315,071,368)    (1,669,307,715)
                                                                   ------------      ------------
              Net increase (decrease).........................    $  153,672,341    $  (105,256,444)
                                                                   ============      ============


3. CAPITAL LOSS CARRYOVERS

At June 30, 1996, for tax purposes, the Fund had capital loss carryovers as follows:

                   Capital loss carryovers expiring in: 2001........  $  763
                                                        2002........   4,038
                                                                      ------
                                                                      $4,801
                                                                      ======


4. PURCHASES AND SALES OF SECURITIES

Purchases and sales of securities for the year ended June 30, 1996 aggregated $751,298,456 and $596,218,424, respectively.


5. TRANSACTIONS WITH AFFILIATES AND RELATED PARTIES

a. Administration Agreement:

Under the terms of an administration agreement, Franklin Advisers, Inc. (Advisers), provides various administrative, statistical, and other services, and receives fees computed monthly based on the average daily net assets of the Fund as follows:

        Annualized Fee Rate Average Daily Net Assets
        ------------------  -------------------------------------------------
             0.455%         First $100 million
             0.330%         Over $100 million, up to and including $250 million
             0.280%         Over $250 million

The terms of the administration agreement provide that aggregate annual expenses of the Fund be limited to the extent necessary to comply with the limitations set forth in the laws, regulations and administrative interpretations of the states in which the Fund's shares are registered. For the year ended June 30, 1996, the Fund's expenses did not exceed these limitations.

b. Shareholder Services Agreement:

Under the terms of a shareholder services agreement with Franklin/Templeton Investor Services, Inc. (Investor Services), the Fund pays costs on a per shareholder account basis. Shareholder servicing costs incurred by the Fund for the year ended June 30, 1996 aggregated $2,024,331, of which $2,012,261 was paid to Investor Services.


5. TRANSACTIONS WITH AFFILIATES AND RELATED PARTIES (cont.)

c. Other Affiliates and Related Party Transactions:

Certain officers and directors of the Fund are also officers and/or directors of Advisers, Investor Services (all wholly-owned subsidiaries of Franklin Resources, Inc.), and of the Portfolio.


6. FINANCIAL HIGHLIGHTS

Selected data for a share of capital stock outstanding throughout the period are as follows:

                                                          Year Ended June 30,        Year Ended November 30,
                                                           -----------------       --------------------------
                                                            1996      1995+++      1994       1993       1992
                                                          --------   --------    --------   --------   --------
Per Share Operating Performance
Net asset value at beginning of period ..............     $1.00       $1.00      $1.00      $1.00       $1.00
                                                          --------   --------   --------   --------   --------
Net investment income ...............................       .049        .030       .032       .023        .031
Distributions from net investment income ............      (.049)      (.030)     (.032)     (.023)      (.031)
                                                          --------   --------    --------   --------   --------
Net asset value at end of period ....................     $1.00       $1.00      $1.00      $1.00       $1.00
                                                          ========   ========    ========   ========   ========
Total Return* .......................................      4.99%       3.07%      3.28%      2.36%       3.12%
Ratios/Supplemental Data
Net assets at end of period (in 000's) ..............    $1,172,639 $1,018,966 $1,124,223  $1,040,026 $1,101,571
Ratio of expenses to average net assets++ ...........      .75%**       .80%+**    .91**      .80%        .79%
Ratio of net investment income
 to average net assets ..............................     4.86%        5.19%+     3.23%      2.32%       3.08%


*Total return measures the change in value of an investment over the periods indicated. It is not annualized. It assumes reinvestment of dividends and capital gains at net asset value.
+Annualized
++Effective with fiscal year 1994, the expense ratio includes the Fund's share of the Portfolio's allocated expenses.
+++For the seven months ended June 30, 1995.
**Advisers agreed in advance to waive a portion of its management fees incurred by the Portfolio during the periods indicated and a portion of its administration fees incurred by the Fund for 1994 and 1995. Had such action not been taken, the Fund's ratio of expenses to average net assets would have been as follows:


                                                               Ratio of
                                                               Expenses
                                                              to Average
                                                             Net Assets++
                                                            --------------
           1994............................................      .93%
           1995+++.........................................      .82%+
           1996............................................      .76%


FRANKLIN MONEY FUND

Report of Independent Auditors


To the Shareholders and Board of Directors of Franklin Money Fund

We have audited the accompanying statement of assets and liabilities of Franklin Money Fund, including the statement of investments in securities and net assets, as of June 30, 1996, and the related statement of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended, and the financial highlights for each of the periods presented. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of June 30, 1996. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Franklin Money Fund as of June 30, 1996, and the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the periods presented, in conformity with generally accepted accounting principles.


COOPERS & LYBRAND L.L.P.


San Francisco, California
August 6, 1996




THE MONEY MARKET PORTFOLIOS

Statement of Investments in Securities and Net Assets, June 30, 1996

    Face                                                                                               Value
   Amount       The Money Market Portfolio                                                            (Note 1)
               aShort Term Investments  90.5%
                Bank Notes  .6%
$ 10,000,000    Bank of America NT & SA, 5.45%, 09/18/96 (Cost $9,999,766) ....................      $ 9,999,766
                                                                                                   -------------
                Certificates of Deposit  22.3%
  65,000,000    Bank of Nova Scotia, Portland Branch, 5.035% - 5.58%, 07/05/96 - 01/24/97 .....       64,999,984
  35,000,000    Bayerische Landesbank, New York Branch, 5.06% - 5.36%, 07/08/96 - 07/10/96 ....       35,000,141
  25,000,000    Commerzbank, AG, New York Branch, 5.37%, 09/06/96 .............................       25,000,459
  25,000,000    Credit Suisse, New York Branch, 5.35%, 09/13/96 ...............................       25,000,506
  15,000,000    Dresdner Bank, AG, New York Branch, 4.94%, 01/06/97 ...........................       14,948,167
  20,000,000    Lloyds Bank, Plc., New York Branch, 5.70%, 09/11/96 ...........................       20,000,378
  25,000,000    National Westminster Bank, New York Branch, 5.50%, 09/12/96 ...................       25,000,000
  20,000,000    Rabobank Nederland, NV, New York Branch, 5.37%, 09/09/96 ......................       20,000,380
  20,000,000    Royal Bank of Canada, New York Branch, 5.02%, 08/01/96 ........................       20,000,313
  75,000,000    Societe Generale, New York Branch, 5.36% - 5.51%, 08/15/96 - 10/09/96 .........       75,000,381
  20,000,000    Westpac Banking Corp., New York Branch, 5.36%, 09/05/96 .......................       20,000,000
                                                                                                   -------------
                      Total Certificates of Deposit (Cost $344,950,709)........................      344,950,709
                                                                                                   -------------
                Commercial Paper  67.6%
  20,000,000    ABN AMRO North America Finance, Inc., 4.975%, 08/26/96 ........................       19,845,222
  20,000,000    AIG Funding, Inc., 5.39%, 09/23/96 ............................................       19,748,465
  60,000,000    American Express Credit Corp., 4.88% - 5.28%, 07/22/96 - 08/20/96 .............       59,694,249
  20,000,000    ANZ (DE), Inc., 5.27%, 08/29/96 ...............................................       19,827,261
  65,000,000    Associates Corp. of North America, 5.27% - 5.28%, 07/01/96 - 09/03/96 .........       64,621,600
  65,000,000    AT&T Corp., 4.91% - 5.30%, 07/19/96 - 09/20/96 ................................       64,555,765
  30,000,000    BBV Finance, Inc., 5.32% - 5.39%, 08/07/96 - 09/16/96 .........................       29,775,358
  60,000,000    Canadian Imperial Holdings, Inc., 5.27% - 5.44%, 07/02/96 - 09/16/96 ..........       59,570,954
  35,000,000    Cheltnham & Gloucester Building Society, 5.33% - 5.38%, 09/09/96 - 09/25/96 ...       34,599,939
  65,000,000    CIESCO, L.P., 5.27% - 5.29%, 07/25/96 - 08/28/96 ..............................       64,623,425
  35,000,000    Den Danske Corp., Inc., 5.27% - 5.275%, 07/22/96 - 08/30/96 ...................       34,749,467
  65,000,000    General Electric Capital Corp., 5.27% - 5.31%, 07/31/96 - 08/12/96 ............       64,651,476
  65,000,000    Generale Bank, Inc., 5.07% - 5.31%, 07/11/96 - 08/14/96 .......................       64,683,717
  40,000,000    Halifax Building Society, 4.88% - 5.26%, 08/08/96 - 09/26/96 ..................       39,642,745
  40,000,000    Metlife Funding, Inc., 5.28% - 5.40%, 08/26/96 - 10/01/96 .....................       39,555,755
  40,000,000    National Rural Utilities Cooperative Finance Corp., 5.28% - 5.39%,
                  08/16/96 - 09/18/96 .........................................................       39,628,506
  15,245,000    PepsiCo, Inc., 5.38%, 09/25/96 ................................................       15,049,068
  75,000,000    Prudential Funding Corp., 5.27% - 5.32%, 07/30/96 - 09/10/96 ..................       74,463,990
  55,350,000    Schering Corp., 5.31% - 5.38%, 08/27/96 - 10/03/96 ............................       54,664,248
  65,000,000    Svenska Handelsbanken, Inc., 5.29% - 5.40%, 07/15/96 - 09/17/96 ...............       64,522,195
  20,000,000    Toronto Dominion Holdings USA, Inc., 5.28%, 08/21/96 ..........................       19,850,400
  40,000,000    Toyota Motor Credit Corp., 5.38% - 5.39%, 09/19/96 - 10/01/96 .................       39,485,466

                Commercial Paper (cont.)
$ 20,000,000    Westpac Capital Corp., 5.27%, 07/29/96 ........................................     $ 19,918,021
  40,119,000    Wool International, 4.90% - 5.30%, 07/12/96 - 08/23/96 ........................       39,932,821
                                                                                                   -------------
                      Total Commercial Paper (Cost $1,047,660,113).............................    1,047,660,113
                                                                                                   -------------
                      Total Investments before Repurchase Agreements
                       (Cost $1,402,610,588)...................................................    1,402,610,588
                                                                                                   -------------
               bReceivables from Repurchase Agreements  9.3%
  79,993,000    J.P. Morgan Securities, Inc., 5.42%, 07/01/96 (Maturity Value $74,133,469)
                 Collateral: U.S. Treasury Bills, 06/26/97 ....................................       74,100,000
  69,620,000    Morgan Stanley & Co., Inc., 5.35%, 07/01/96 (Maturity Value $70,031,208)
                 Collateral: U.S. Treasury Notes, 6.875%, 02/28/97 ............................       70,000,000
                                                                                                   -------------
                      Total Receivables from Repurchase Agreements (Cost $144,100,000).........      144,100,000
                                                                                                   -------------
                          Total Investments (Cost $1,546,710,588)  99.8%.......................    1,546,710,588
                          Other Assets and Liabilities, Net  .2%...............................        3,374,659
                                                                                                   -------------
                          Net Assets  100.0% ..................................................   $1,550,085,247
                                                                                                   =============


At June 30, 1996, there was no unrealized appreciation or depreciation for financial statement or income tax purposes.

PORTFOLIO ABBREVIATIONS:
L.P. -  Limited Partnership


aCertain short-term securities are traded on a discount basis; the rates shown are the discount rates at the time of purchase by the Fund. Other securities bear interest at the rates shown, payable at fixed dates or upon maturity. bFace amount for repurchase agreements is for the underlying collateral.

    The accompanying notes are an integral part of these financial statements.


THE MONEY MARKET PORTFOLIOS

Statement of Investments in Securities and Net Assets, June 30, 1996


    Face                                                                                               Value
   Amount       The U.S. Government Securities Money Market Portfolio                                (Note 1)
               aShort Term Government Securities100.1%
                Government Securities  17.3%
$ 50,000,000    U.S. Treasury Bills, 4.75% - 5.14%, 08/08/96 - 12/12/96 (Cost $49,361,211) .....................    $ 49,361,211
                                                                                                                   -------------
               bReceivables from Repurchase Agreements  82.8%
  11,690,000    B.A. Securities, Inc., 5.40%, 07/01/96 (Maturity Value $12,005,400)
                 Collateral: U.S. Treasury Notes, 8.00%, 01/15/97 ..............................................      12,000,000
  12,530,000    B.T. Securities Corp., 5.42%, 07/01/96 (Maturity Value $12,005,420)
                 Collateral: U.S. Treasury Notes, 5.25%, 01/31/01 ..............................................      12,000,000
  11,509,000    Barclays de Zoete Wedd Securities, Inc., New York, 5.35%, 07/01/96
                (Maturity Value $12,005,350)
                 Collateral: U.S. Treasury Notes, 7.875%, 01/15/98 .............................................      12,000,000
  12,185,000    Chase Securities, Inc., 5.40%, 07/01/96 (Maturity Value $12,005,400)
                 Collateral: U.S. Treasury Notes, 6.125%, 05/31/97 .............................................      12,000,000
  12,120,000    Citicorp Securities, Inc., 5.50%, 07/01/96 (Maturity Value $12,005,500)
                 Collateral: U.S. Treasury Notes, 5.75%, 09/30/97 ..............................................      12,000,000
  12,195,000    Merrill Lynch Government Securities, Inc., 5.20%, 07/01/96
                (Maturity Value $12,005,200)
                 Collateral: U.S. Treasury Notes, 5.875%, 04/30/98 .............................................      12,000,000
  18,201,000    J.P. Morgan Securities, Inc., 5.32%, 07/01/96 (Maturity Value $17,507,758)
                 Collateral: U.S. Treasury Bills, 11/07/96 .....................................................      17,500,000
  57,501,000    J.P. Morgan Securities, Inc., 5.42%, 07/01/96 (Maturity Value $55,024,842)
                 Collateral: U.S. Treasury Bills, 12/12/96 .....................................................      55,000,000
  68,530,000    Morgan Stanley & Co., Inc., 5.35%, 07/01/96 (Maturity Value $68,015,310)
                 Collateral: U.S. Treasury Bills, 09/12/96
                             U.S. Treasury Notes, 5.75% - 11.75%, 09/30/96 - 02/15/01...........................      67,985,000
  12,506,000    SBC Capital Markets, Inc., 5.47%, 07/01/96 (Maturity Value $12,005,470)
                 Collateral: U.S. Treasury Notes, 5.125%, 11/30/98 .............................................      12,000,000
  11,507,000    UBS Securities, Inc., 5.43%, 07/01/96 (Maturity Value $12,005,430)
                 Collateral: U.S. Treasury Notes, 8.125%, 02/15/98 .............................................      12,000,000
                                                                                                                   -------------
                      Total Receivables from Repurchase Agreements (Cost $236,485,000)..........................     236,485,000
                                                                                                                   -------------
                          Total Investments (Cost $285,846,211)  100.1% ........................................    $285,846,211
                          Liabilities in Excess of Other Assets  (.1)% .........................................        (145,107)
                                                                                                                   -------------
                          Net Assets  100.0%....................................................................    $285,701,104
                                                                                                                   =============


At June 30, 1996, there was no unrealized appreciation or depreciation for financial statement or income tax purposes.


aCertain short-term securities are traded on a discount basis; the rates shown are the discount rates at the time of purchase by the Fund. Other securities bear interest at the rates shown, payable at fixed dates or upon maturity. bFace amount for repurchase agreements is for the underlying collateral.

   The accompanying notes are an integral part of these financial statements.


THE MONEY MARKET PORTFOLIOS

Financial Statements

Statements of Assets and Liabilities
June 30, 1996

                                           The U.S.
                                          Government
                           The Money    Securities Money
                       Market Portfolio Market Portfolio
                          -----------     -----------
Assets:
 Investment in securities,
  at value and cost       $1,402,610,588   $ 49,361,211
 Receivables from
  repurchase agree-
  ments, at value
  and cost                   144,100,000    236,485,000
 Cash                             3,626             --
 Receivables:
  Interest                    4,328,950        106,080
  From affiliates                 6,003         19,602
                            -----------     -----------
      Total assets        1,551,049,167    285,971,893
                            -----------     -----------
Liabilities:
 Payables:
  Capital shares
   repurchased                    767,784        233,906
  Management fees                 170,313         29,565
 Accrued expenses and
  other liabilities                25,823          7,318
                               -----------     -----------
      Total liabilities           963,920        270,789
                               -----------     -----------
Net assets, at value       $1,550,085,247   $285,701,104
                             ===========     ===========
Shares outstanding          1,550,085,247    285,701,104
                             ===========     ===========
Net asset value per share           $1.00          $1.00
                             ===========     ===========


Statements of Operations
for the year ended June 30, 1996
                                 The       The U.S.
                                Money     Government
                                Market   Securities Money
                              Portfolio  Market Portfolio
                             ---------    -----------
Investment income:
 Interest                  $81,172,665     $18,038,015
                             ---------    -----------
Expenses:
 Management fees
 (Note 5a)                   2,162,519         484,382
 Professional fees              44,663           8,889
 Custodian fees                 26,784          22,841
 Reports to shareholders        27,241           5,685
 Trustees' fees and
  expenses                       7,447          10,769
 Other                          21,476          10,049
 Management fees
  waived by manager           (128,505)        (59,534)
                              ---------    -----------
      Total expenses         2,161,625         483,081
                              ---------    -----------
       Net investment
        income              79,011,040      17,554,934
                              ---------    -----------
Net realized gain on
 investments                        --             683
                              ---------    -----------
Net increase in net
 assets resulting from
 operations                $79,011,040     $17,555,617
                              =========    ===========


    The accompanying notes are an integral part of these financial statements.



THE MONEY MARKET PORTFOLIOS

Financial Statements (cont.)

Statements of Changes in Net Assets
for the years ended June 30, 1996 and 1995


                                                                                  The U.S. Government Securities
                                                   The Money Market Portfolio         Money Market Portfolio
                                                    ------------------------          -----------------------
                                                     1996             1995             1996            1995
                                                  -----------     ------------      -----------     -----------
Increase (decrease) in net assets:
Operations:
 Net investment income........................    $ 79,011,040     $ 65,941,077    $ 17,554,934    $ 22,234,614
 Net realized gain from security transactions.              --            1,356             683             392
                                                   -----------     ------------      -----------     -----------
 Net increase in net assets resulting from
  operations...................................     79,011,040       65,942,433      17,555,617      22,235,006
Distributions to shareholders from undistributed
 net investment income........................     (79,011,040)     (65,942,433)a   (17,555,617)b   (22,235,006)c
Increase (decrease) in net assets from capital
 share transactions (Note 2)..................     244,510,834    1,086,385,190    (188,953,282)    256,106,321
                                                  -----------     ------------      -----------     -----------
Net increase (decrease) in net assets.........     244,510,834    1,086,385,190    (188,953,282)    256,106,321
Net assets (there is no undistributed net
 investment income at beginning or end
 of the year):
  Beginning of year...........................   1,305,574,413      219,189,223     474,654,386     218,548,065
                                                  -----------     ------------      -----------     -----------
  End of year.................................  $1,550,085,247   $1,305,574,413    $285,701,104    $474,654,386
                                                  ===========     ============      ===========     ===========


aDistributions were increased by a net realized gain from security transactions of $1,356.
bDistributions were increased by a net realized gain from security transactions of $683.
cDistributions were increased by a net realized gain from security transactions of $392.


     The accompanying notes are an integral part of these financial statements.



THE MONEY MARKET PORTFOLIOS

Notes to Financial Statements


1. SIGNIFICANT ACCOUNTING POLICIES

The Money Market Portfolios (the Money Market) is a no load, open-end, diversified management investment company (mutual fund), registered under the Investment Company Act of 1940, as amended. The Money Market has two portfolios (the Portfolios) consisting of The Money Market Portfolio and The U.S. Government Securities Money Market Portfolio. The portfolio's investment objectives are high current income consistent with capital preservation and liquidity. Each of the Portfolios issues a separate series of shares and maintains a totally separate and distinct investment portfolio. The shares of the Money Market are issued in private placements and are thus exempt from registration under the Securities Act of 1933.

The following is a summary of significant accounting policies consistently followed by the Portfolios in the preparation of their financial statements. The policies are in conformity with generally accepted accounting principles for investment companies.

a. Security Valuations:

Securities in the Portfolios are valued at amortized cost, which approximates value. Each of the Portfolios must maintain a dollar weighted average maturity of 90 days or less and only purchase instruments having remaining maturities of 397 days or less. If a Portfolio has a remaining weighted average maturity of greater than 90 days, the Portfolio will be stated at value based on recorded closing sales on a national securities exchange or, in the absence of a recorded sale, within the range of the most recent quoted bid and asked prices. The trustees have established procedures designed to stabilize, to the extent reasonably possible, each Portfolio's price per share as computed for the purpose of sales and redemptions at $1.00.

b. Income Taxes:

Each Portfolio intends to continue to qualify for the tax treatment applicable to regulated investment companies under the Internal Revenue Code and to make the requisite distributions to their shareholders which will be sufficient to relieve it from income and excise taxes. Each Portfolio is treated as a separate entity in the determination of compliance with the Internal Revenue Code.

c. Security Transactions:

Security transactions are accounted for on the date the securities are purchased or sold (trade date). Realized gains and losses on security transactions are determined on the basis of specific identification.

d. Investment Income, Expenses and Distributions:

Net investment income includes income, calculated on an accrual basis, amortization of original issue and market discount or premium, if any, and estimated expenses which are accrued daily. The total available for distribution is computed daily and includes the net investment income, plus or minus any gains or losses on security transactions and changes in unrealized portfolio appreciation or depreciation, if any.

Distributions are normally declared each day the New York Stock Exchange is open for business, equal to the total available for distributions (as defined above), and are payable to shareholders of record as of the close of business that day. Such distributions are automatically reinvested daily in additional shares of the Portfolio at net asset value.

e. Expense Allocation:

Common expenses incurred by the Money Market are allocated among the Portfolios based on the ratio of net assets of each Portfolio to the combined net assets. In all other respects, expenses are charged to each Portfolio as incurred on a specific identification basis.


1. SIGNIFICANT ACCOUNTING POLICIES (cont.)

f. Accounting Estimates:

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the amounts of income and expense during the reporting period. Actual results could differ from those estimates.

g. Repurchase Agreements:

The Portfolios may enter into a joint repurchase agreement whereby their uninvested cash balances are deposited into a joint cash account to be used to invest in one or more repurchase agreements with government securities dealers recognized by the Federal Reserve Board and/or member banks of the Federal Reserve System. The value and face amount of the joint repurchase agreement are allocated to the Portfolios based on their pro rata interest.

A repurchase agreement is accounted for as a loan by the Portfolios to the seller, collateralized by underlying U.S. government securities, which are delivered to the Portfolios' custodian. The market value, including accrued interest, of the initial collateralization is required to be at least 102% of the dollar amount invested by the Portfolios, with the value of the underlying securities marked to market daily to maintain coverage of at least 100%. At June 30, 1996, all outstanding repurchase agreements held by the Portfolios had been entered into on June 28, 1996.


2. TRUST SHARES

Transactions in each of the Portfolio's shares at $1.00 per share were as follows:

                                                                                               The U.S. Government
                                                                                  The Money     Securities Money
                                                                              Market Portfolio  Market Portfolio
                                                                                ------------      -------------
1996
Shares sold.................................................................   $2,507,821,633   $    824,267,024
Shares issued in reinvestment of distributions..............................       79,019,113         17,555,181
Shares redeemed.............................................................   (2,342,329,912)    (1,030,775,487)
                                                                                 ------------      -------------
Net increase (decrease).....................................................    $ 244,510,834     $ (188,953,282)
                                                                                 ============      =============
1995
Shares sold................................................................. $  2,811,245,134   $  2,270,754,653
Shares issued in reinvestment of distributions..............................       65,932,187         22,235,271
Shares redeemed.............................................................   (2,923,489,920)    (2,175,508,395)
Shares issued in connection with assets transfer (Note 6)...................    1,132,697,789        138,624,792
                                                                                 ------------      -------------
Net increase................................................................ $  1,086,385,190    $   256,106,321
                                                                                 ============      =============


3. CAPITAL LOSS CARRYOVERS

At June 30, 1996, for tax purposes, The Money Market Portfolio had an accumulated net realized capital loss carryover expiring in year 2002 of $3,790. For tax purposes, the aggregate cost of securities are the same for financial statement purposes at June 30, 1996.


4. PURCHASES AND SALES OF SECURITIES

Purchases and sales/maturities of securities, including repurchase agreements, for the year ended June 30, 1996, were as follows:

                                                                                               The U.S. Government
                                                                                  The Money     Securities Money
                                                                              Market Portfolio  Market Portfolio
                                                                                ------------      -------------
Purchases...................................................................  $60,355,427,309    $62,680,289,047
Sales.......................................................................  $60,113,260,920    $62,869,560,372


5. TRANSACTIONS WITH AFFILIATES AND RELATED PARTIES

a. Management Agreement:

Under the terms of a management agreement, Franklin Advisers, Inc. (Advisers) provides investment advice, administrative services, office space and facilities to the Portfolios, and receives fees computed monthly based on the average daily net assets of the Portfolios during the month. The Portfolios pay fees equal to an annualized rate of 15/100 of 1% of their daily net assets. For the year ended June 30, 1996, the Portfolios expenses did not exceed these limitations. However, Advisers agreed in advance to waive management fees and assume payment of other expenses, as noted in the Statements of Operations.

b. Other Affiliates and Related Party Transactions:

Certain officers and trustees of the Portfolios are also officers and/or directors of Advisers and Investor Services (all wholly-owned subsidiaries of Franklin Resources, Inc.).


6. ASSET TRANSFER

On August 1, 1994, the Franklin Money Fund and the Franklin Federal Money Fund transferred substantially all of their assets, respectively, into The Money Market Portfolio and The U.S. Government Securities Money Market Portfolio. The transfers were accompanied by a tax-free exchange of 1,132,697,789 capital shares of The Money Market Portfolio for net assets valued at $1,132,697,789 of the Franklin Money Fund and 138,624,792 capital shares of The U.S. Government Securities Money Market Portfolio for net assets valued at $138,624,792 of the Franklin Federal Money Fund.

As of June 30,1996, the shares of The Money Market Portfolio were owned by the following funds:

                                                                                                  Percentage of
                                                                                     Shares    Outstanding Shares
                                                                                   ----------     ------------
Franklin Money Fund.............................................................  1,173,771,347       75.72%
Institutional Fiduciary Trust - Money Market Portfolio..........................    341,314,800       22.02%
Institutional Fiduciary Trust - Franklin Cash Reserves Fund.....................     30,405,256        1.96%
Franklin Templeton Money Fund Trust - Franklin Templeton Money Fund II..........      4,593,844        0.30%


As of June 30,1996, the shares of The U.S. Government Securities Money Market Portfolio were owned by the following funds:

                                                                                                               Percentage of
                                                                                                 Shares      Outstanding Shares
                                                                                                ---------      ------------
Institutional Fiduciary Trust - Franklin U.S. Government Securities Money Market Portfolio..  152,155,022        53.26%
Franklin Federal Money Fund.................................................................  133,546,082        46.74%


7. FINANCIAL HIGHLIGHTS

Selected data for each share of beneficial interest outstanding throughout each period are as follows:

                      Per Share Operating Performance                             Ratios/Supplemental Data
                   ------------------------------------                          ---------------------------
            Net Asset                Distributions                          Net Assets     Ratio of   Ratio of Net
   Year      Values at       Net       From Net     Net Asset                 at End       Expenses      Income
   Ended     Beginning   Investment   Investment    Values at      Total     of Period    to Average   to Average
  June 30    of Period     Income       Income    End of Period   Return+   (in 000's)   Net Assets++  Net Assets
-----------------------------------------------------------------------------------------------------------------------
The Money Market Portfolio
1993*          $1.00       $0.027      $(0.027)       $1.00      2.92%**     $ 222,358     0.15%**      3.18%**
1994            1.00        0.033       (0.033)        1.00      3.33          219,189     0.15         3.25
1995            1.00        0.053       (0.053)        1.00      5.46        1,305,574     0.15         5.42
1996            1.00        0.055       (0.055)        1.00      5.66        1,550,085     0.15         5.50

The U.S. Government Securities Money Market Portfolio
1993*           1.00        0.021       (0.021)        1.00       2.27**       310,319     0.15**       3.05**
1994            1.00        0.032       (0.032)        1.00       3.25         218,548     0.15         3.20
1995            1.00        0.052       (0.052)        1.00       5.32         474,654     0.15         5.25
1996            1.00        0.054       (0.054)        1.00       5.55         285,701     0.15         5.45


*July 28, 1992 (Effective date of registration) to June 30, 1993.
**Annualized
+Total return measures the change in value of an investment over the periods indicated. It is not annualized (except as noted). It assumes reinvestment of dividends and capital gains at net asset value.
++Advisers agreed in advance to waive a portion of its management fees of the Portfolios during the periods indicated. Had such action not been taken, the ratios of expenses to average net assets would have been as follows:


                                                           Ratio of Expenses to
                                                            Average Net Assets
                                                                -----------
                 The Money Market Portfolio
                 1993*......................................      .17%**
                 1994.......................................      .17
                 1995.......................................      .16
                 1996.......................................      .16

                 The U.S. Government Securities
                 Money Market Portfolio
                 1993*......................................      .18**
                 1994.......................................      .17
                 1995.......................................      .16
                 1996.......................................      .17


THE MONEY MARKET PORTFOLIOS

Report of Independent Auditors


To the Shareholders and Board of Trustees
The Money Market Portfolios

We have audited the accompanying statements of assets and liabilities of the two portfolios comprising The Money Market Portfolios, including each Portfolio's statement of investments in securities and net assets, as of June 30, 1996, and the related statements of operations for the year them ended, the statements of changes in net assets and the financial highlights for each of the periods presented thereon. These financial statements and financial highlights for each of the two years in the period then ended are the responsibility of the Portfolios' management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of June 30, 1996, by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of the two Portfolios comprising The Money Market Portfolios as of June 30, 1996, the results of their operations for the year then ended, the changes in their net assets for each of the two years in the period then ended, and their financial highlights for each of the periods presented, in conformity with generally accepted accounting principles.


                            COOPERS & LYBRAND L.L.P.

San Francisco, California
August 6, 1996




To ensure the highest quality of service, telephone calls to or from our service departments may be monitored, recorded and accessed. These calls can be determined by the presence of a regular beeping tone.








                      STATEMENT OF ADDITIONAL INFORMATION
                                       FOR
                               FRANKLIN MONEY FUND


            This Statement of Additional Information relates specifically to the proposed delivery of substantially all of the assets of the Templeton Money Fund series of Templeton Income Trust to and in exchange for shares of Franklin Money Fund ("Franklin Money").


            This Statement of Additional Information consists of this Cover Page, a Statement of Additional Information dated November 1, 1996 relating to the Prospectus of Franklin Money, which Prospectus is included as Exhibit B to the Proxy Statement/Prospectus dated November 15, 1996, and a copy of Franklin Money's Annual Report which includes audited financial statements for the fiscal year ended June 30, 1996. Also included is a copy of Templeton Money Fund's Annual Report which includes audited financial statements for the fiscal year ended August 31, 1996.

            This Statement of Additional Information is not a Prospectus; a Proxy Statement/Prospectus dated November 15, 1996, relating to the above-referenced transaction may be obtained from Templeton Income Trust, 700 Central Avenue, St. Petersburg, Florida 33701-3628, (800) 354-9191 and Franklin Money at 777 Mariners Island Boulevard, P. O. Box 7777, San Mateo, California 94403-7777, 1-800/DIAL BEN. This document should be read in conjunction with such Proxy Statement/Prospectus. The date of this Statement of Additional Information is [November 15, 1996].





FRANKLIN
MONEY
FUND

STATEMENT OF
ADDITIONAL INFORMATION

777 Mariners Island Blvd., P.O. Box 7777
San Mateo, CA 94403-7777  1-800/DIAL BEN

NOVEMBER 1, 1996
--------------------------------------------------------------------------------

Contents                                           Page
How does the Fund Invest its Assets? .............    2
Investment Restrictions ..........................    2
Officers and Directors ...........................    3
Investment Management and
 Other Services ..................................    7
How does the Portfolio Buy
 Securities for its Portfolio? ...................    9
How Do I Buy, Sell and
 Exchange Shares? ................................    9
How are Fund Shares Valued? ......................   11
Additional Information on
 Distributions and Taxes .........................   11
The Fund's Underwriter ...........................   13
How does the Fund
 Measure Performance? ............................   13
Miscellaneous Information.........................   14
Financial Statements .............................   15
Useful Terms and Definitions .....................   15
Appendices
 Summary of Procedures to
  Monitor Conflicts of Interest ..................   15
 Description of Ratings ..........................   16

--------------------------------------------------------------------------------
When reading this SAI, you will see certain terms that are capitalized. This means the term is explained under "Useful Terms and Definitions."
--------------------------------------------------------------------------------

The Franklin Money Fund (the "Fund") is a no-load, diversified open-end management investment company. The Fund's investment objective is to obtain as high a level of current income (in the context of the type of investments available to the Fund) as is consistent with capital preservation and liquidity. The Fund seeks to achieve its objective by investing all of its assets in shares of The Money Market Portfolio (the "Portfolio"). The Portfolio in turn invests primarily in various types of money market instruments, such as U.S. government and federal agency obligations, certificates of deposit, bankers' acceptances, time deposits of major financial institutions, high grade commercial paper, high grade short-term corporate obligations, taxable municipal securities, and repurchase agreements (secured by U.S. government securities). The Portfolio is a series of The Money Market Portfolios ("Money Market"). Its investment objective is the same as the Fund's.

The Prospectus, dated November 1, 1996, as may be amended from time to time, contains the basic information you should know before investing in the Fund. For a free copy, call 1-800/DIAL BEN or write the Fund at the address shown.

THIS SAI IS NOT A PROSPECTUS. IT CONTAINS INFORMATION IN ADDITION TO AND IN MORE DETAIL THAN SET FORTH IN THE PROSPECTUS. THIS SAI IS INTENDED TO PROVIDE YOU WITH ADDITIONAL INFORMATION REGARDING THE ACTIVITIES AND OPERATIONS OF THE FUND, AND SHOULD BE READ IN CONJUNCTION WITH THE PROSPECTUS.

--------------------------------------------------------------------------------
MUTUAL FUNDS, ANNUITIES, AND OTHER INVESTMENT PRODUCTS:

O ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY OF THE U.S. GOVERNMENT;

O    ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY ANY BANK;

O ARE SUBJECT TO INVESTMENT RISKS, INCLUDING THE POSSIBLE LOSS OF PRINCIPAL. 111 SAI 11/96

HOW DOES THE FUND INVEST ITS ASSETS?
--------------------------------------------------------------------------------

The following provides more detailed information about some of the securities the Portfolio may buy and its investment policies. You should read it together with the section in the Prospectus entitled "How does the Fund Invest its Assets?"

The investment policies of the Fund, fundamental and nonfundamental, are identical to those described below for the Portfolio except, in all cases, the Fund may pursue its policies by investing in an open-end management investment company with the same investment objective and substantially similar policies and restrictions as the Fund.

The achievement of the Portfolio's objective will depend on market conditions generally and on Advisers' analytical and portfolio management skills. It should also be noted that because the Portfolio is limiting its investments to high quality securities, there will be a generally lower yield than if the Portfolio purchased securities with a lower rating and correspondingly greater risk. The value of the securities held will fluctuate inversely with interest rates, and therefore there is no assurance that the Portfolio's, and thus the Fund's objective will be achieved.

In addition, because of short-term variations in market or business conditions, management's revised evaluation of a portfolio security, or the need to obtain cash to meet redemptions, the Portfolio may sell portfolio securities prior to maturity. The Portfolio may also invest in deposits fully insured by the U.S. government or its agencies or instrumentalities. Such deposits may include deposits in banking and savings institutions up to the limit (currently $100,000 per depository) of the insurance on principal provided by the Federal Deposit Insurance Corporation. Such deposits are frequently combined in larger units by an intermediate bank or other institution.

When-Issued or Delayed-Delivery Transactions. When the Portfolio is the buyer in the transaction, it will keep in a segregated account with its custodian bank, cash or high-grade marketable securities having an aggregate value equal to the amount of the purchase commitments until payment is made. To the extent the Portfolio engages in when-issued and delayed-delivery transactions, it will do so for the purpose of acquiring securities for its portfolio consistent with its investment objective and policies and not for the purpose of investment leverage.

Loans of Portfolio Securities. The Portfolio may make loans of its portfolio securities in accordance with guidelines adopted by Money Market's Board of Trustees. The lending of securities is a common practice in the securities industry. The Portfolio will engage in security loan arrangements with the primary objective of increasing the Portfolio's income either through investing cash collateral in short-term, interest bearing obligations or by receiving a loan premium from the borrower. The Portfolio will continue to be entitled to all dividends or interest on any loaned securities. As with any extension of credit, there are risks of delay in recovery and loss of rights in the collateral should the borrower of the security fail financially. The Portfolio will not lend its portfolio securities if such loans are not permitted by the laws or regulations of any state in which its shares are qualified for sale. Loans will be subject to termination by the Portfolio in the normal settlement time, currently three business days after notice, or by the borrower on one day's notice. Borrowed securities must be returned when the loan is terminated. Any gain or loss in the market price of the borrowed securities which occurs during the term of the loan inures to the Portfolio and its shareholders. The Portfolio may pay reasonable finders', borrowers', administrative and custodial fees in connection with a loan of its securities.

Portfolio Turnover Rate. Because the Portfolio will not purchase any instrument with a remaining maturity of greater than 397 calendar days, it is not expected to have any reportable annual portfolio turnover rate.

INVESTMENT RESTRICTIONS
--------------------------------------------------------------------------------

The Fund has adopted the following restrictions as fundamental policies. These restrictions may not be changed without the approval of a majority of the outstanding voting securities of the Fund. Under the 1940 Act, this means the approval of (i) more than 50% of the outstanding shares of the Fund or (ii) 67% or more of the shares of the Fund present at a shareholder meeting if more than 50% of the outstanding shares of the Fund are represented at the meeting in person or by proxy, whichever is less. The Fund may not:

1. Borrow money or mortgage or pledge any of its assets, except that borrowings (and a pledge of assets therefor) for temporary or emergency purposes may be made from banks in any amount up to 5% of the total asset value.

2. Make loans, except (a) through the purchase of debt securities in accordance with the investment objectives and policies of the Portfolio, (b) to the extent the entry into a repurchase agreement is deemed to be a loan, or (c) by the loan of its portfolio securities in accordance with the policies described above.

3. Acquire, lease or hold real estate, provided that this limitation shall not prohibit the purchase of municipal and other debt securities secured by real estate or interests therein.

4. Buy any securities "on margin" or sell any securities "short," except that it may use such short-term credits as are necessary for the clearance of transactions.

5. Invest in commodities and commodity contracts, puts, calls, straddles, spreads, or any combination thereof, or interests in oil, gas, or other mineral exploration or development programs, except that it may purchase, hold and dispose of "obligations with puts attached" or write covered call options in accordance with its stated investment policies.

6. Purchase securities in private placements or in other transactions, for which there are legal or contractual restrictions on resale and which are not readily marketable, or enter into a repurchase agreement with more than seven days to maturity if, as a result, more than 10% of the total assets of the Fund would be invested in such securities or repurchase agreements, except that, to the extent this restriction is applicable, the Fund may purchase, in private placements, shares of another registered investment company having the same investment objectives and policies as the Fund.

7. Act as underwriter of securities issued by other persons except insofar as the Fund may technically be deemed an underwriter under the federal securities laws in connection with the disposition of portfolio securities, except that all or substantially all of the assets of the Fund may be invested in another registered investment company having the same investment objectives and policies as the Fund.

8. Purchase the securities of other investment companies, except in connection with a merger, consolidation, acquisition, or reorganization; provided that all or substantially all of the assets of the Fund may be invested in another registered investment company having the same investment objectives and policies as the Fund.

9. Invest in any issuer for purposes of exercising control or management, except that, to the extent this restriction is applicable, all or substantially all of the assets of the Fund may be invested in another registered investment company having the same investment objectives and policies as the Fund.

10. Purchase securities from or sell to the Fund's officers and directors, or any firm of which any officer or director is a member, as principal, or retain securities of any issuer if, to the knowledge of the Fund, one or more of the Fund's officers, directors, or investment adviser own beneficially more than 1/2 of 1% of the securities of such issuer and all such officers and directors together own beneficially more than 5% of such securities.

11. Invest more than 25% of its assets in securities of any industry, although for purposes of this limitation, U.S. government obligations are not considered to be part of any industry. This prohibition does not apply where the Fund's policies, as described in its current prospectus, state otherwise, and further does not apply to the extent that the Fund invests all of its assets in another registered investment company having the same investment objectives and policies.

As a matter of fundamental policy (that may not be changed without shareholder approval), the Portfolio may not purchase any securities other than obligations of the U.S. government, its agencies or instrumentalities, if, immediately after such purchase, more than 5% of the value of the Portfolio's total assets would be invested in securities of any one issuer with respect to 75% of the Portfolio's total assets, or more than 10% of the outstanding voting securities of any one issuer would be owned by the Portfolio, except to the extent that the Fund invests all of its assets in another registered investment company having substantially similar investment objectives and policies as the Fund. As stated in the Prospectus, in accordance with procedures adopted pursuant to Rule 2a-7, the Portfolio will not invest more than 5% of the Portfolio's total assets in Eligible Securities of a single issuer, other than U.S. government securities.

If a percentage restriction is met at the time of investment, a later increase or decrease in the percentage due to a change in value of portfolio securities or the amount of assets will not be considered a violation of any of the foregoing restrictions.

Money Market's trustees have elected to value the Portfolio's assets in accordance with SEC Rule 2a-7. This rule also imposes various restrictions on the Portfolio which are, in some cases, more restrictive than the Portfolio's other stated fundamental policies and investment restrictions. The rule provides that any fund which holds itself out as a money market fund must follow certain portfolio provisions of the rule regarding the maturity and quality of each portfolio investment, and the diversity of such investments. The Portfolio must comply with these provisions unless its shareholders vote to change its policy of being a money market fund.

OFFICERS AND DIRECTORS
--------------------------------------------------------------------------------

The Board has the responsibility for the overall management of the Fund, including general supervision and review of its investment activities. The Board, in turn, elects the officers of the Fund who are responsible for administering the Fund's day-to-day operations. The affiliations of the officers and Board members and their principal occupations for the past five years are shown below. Members of the Board who are considered "interested persons" of the Fund under the 1940 Act are indicated by an asterisk (*).

--------------------------------------------------------------------------------

                               Positions and Offices  Principal Occupation
  Name, Age and Address        with the Fund          During the Past Five Years
-------------------------------------------------------------------------------


  Frank H. Abbott, III (75)    Director
  1045 Sansome St.
  San Francisco, CA 94111

President and Director, Abbott Corporation (an investment company); and director, trustee or managing general partner, as the case may be, of 31 of the investment companies in the Franklin Group of Funds.

--------------------------------------------------------------------------------
  Harris J. Ashton (64)         Director
  General Host Corporation
  Metro Center, 1 Station Place
  Stamford, CT 06904-2045

President, Chief Executive Officer and Chairman of the Board, General Host Corporation (nursery and craft centers); Director, RBC Holdings, Inc. (a bank holding company) and Bar-S Foods; and director, trustee or managing general partner, as the case may be, of 55 of the investment companies in the Franklin Templeton Group of Funds.

--------------------------------------------------------------------------------
  S. Joseph Fortunato (64)           Director
  Park Avenue at Morris County
  P. O. Box 1945
  Morristown, NJ 07962-1945

Member of the law firm of Pitney, Hardin, Kipp & Szuch; Director of General Host Corporation; director, trustee or managing general partner, as the case may be, of 57 of the investment companies in the Franklin Templeton Group of Funds.

--------------------------------------------------------------------------------
  David W. Garbellano (81)           Director
  111 New Montgomery St., 402
  San Francisco, CA 94105

Private Investor; Assistant Secretary/Treasurer and Director, Berkeley Science Corporation (a venture capital company); and director, trustee or managing general partner, as the case may be, of 30 of the investment companies in the Franklin Group of Funds.

--------------------------------------------------------------------------------
* Charles B. Johnson (63)            Chairman of the
  777 Mariners Island Blvd.          Board and
  San Mateo, CA 94404                Director

President and Director, Franklin Resources, Inc.; Chairman of the Board and Director, Franklin Advisers, Inc. and Franklin Templeton Distributors, Inc.; Director, Franklin/Templeton Investor Services, Inc. and General Host Corporation; and officer and/or director, trustee or managing general partner, as the case may be, of most other subsidiaries of Franklin Resources, Inc. and of 56 of the investment companies in the Franklin Templeton Group of Funds.

--------------------------------------------------------------------------------
* Rupert H. Johnson, Jr. (56)        President and
  777 Mariners Island Blvd.          Director
  San Mateo, CA 94404

Executive Vice President and Director, Franklin Resources, Inc. and Franklin Templeton Distributors, Inc.; President and Director, Franklin Advisers, Inc.; Director, Franklin/Templeton Investor Services, Inc.; and officer and/or director, trustee or managing general partner, as the case may be, of most other subsidiaries of Franklin Resources, Inc. and of 60 of the investment companies in the Franklin Templeton Group of Funds.

--------------------------------------------------------------------------------
  Frank W. T. LaHaye (67)            Director
  20833 Stevens Creek Blvd.
  Suite 102
  Cupertino, CA 95014

General Partner, Peregrine Associates and Miller & LaHaye, which are General Partners of Peregrine Ventures and Peregrine Ventures II (venture capital firms); Chairman of the Board and Director, Quarterdeck Office Systems, Inc.; Director, FischerImaging Corporation; and director or trustee or managing general partner, as the case may be, of 26 of the investment companies in the Franklin Group of Funds.

--------------------------------------------------------------------------------
  Gordon S. Macklin (68)             Director
  8212 Burning Tree Road
  Bethesda, MD 20817

Chairman, White River Corporation (information services); Director, Fund American Enterprises Holdings, Inc., MCI Communications, Inc., MedImmune, Inc. (biotechnology), InfoVest Corporation (information services), Fusion Systems Corporation (industrial technology), and Source One Mortgage Services Corporation (information services); and director, trustee or managing general partner, as the case may be, of 52 of the investment companies in the Franklin Templeton Group of Funds; and formerly held the following positions: Chairman, Hambrecht and Quist Group; Director, H & Q Healthcare Investors; and President, National Association of Securities Dealers, Inc.

--------------------------------------------------------------------------------
  Harmon E. Burns (51)               Vice President
  777 Mariners Island Blvd.
  San Mateo, CA 94404

Executive Vice President, Secretary and Director, Franklin Resources, Inc.; Executive Vice President and Director, Franklin Templeton Distributors, Inc.; Executive Vice President, Franklin Advisers, Inc.; Director, Franklin/Templeton Investor Services, Inc.; officer and/or director, as the case may be, of most other subsidiaries of Franklin Resources, Inc.; and officer and/or director or trustee of 60 of the investment companies in the Franklin Templeton Group of Funds.

--------------------------------------------------------------------------------
  Kenneth V. Domingues (64)          Vice President -
  777 Mariners Island Blvd.          Financial Reporting
  San Mateo, CA 94404                and Accounting
                                     Standards

Senior Vice President, Franklin Resources, Inc., Franklin Advisers, Inc., and Franklin Templeton Distributors, Inc.; officer and/or director, as the case may be, of other subsidiaries of Franklin Resources, Inc.; and officer and/or managing general partner, as the case may be, of 37 of the investment companies in the Franklin Group of Funds.

--------------------------------------------------------------------------------
  Martin L. Flanagan (36)            Vice President
  777 Mariners Island Blvd.          and Chief
  San Mateo, CA 94404                Financial Officer

Senior Vice President, Chief Financial Officer and Treasurer, Franklin Resources, Inc.; Executive Vice President, Templeton Worldwide, Inc.; Senior Vice President and Treasurer, Franklin Advisers, Inc. and Franklin Templeton Distributors, Inc.; Senior Vice President, Franklin/Templeton Investor Services, Inc.; officer of most other subsidiaries of Franklin Resources, Inc.; and officer, director and/or trustee of 60 of the investment companies in the Franklin Templeton Group of Funds.

--------------------------------------------------------------------------------
  Deborah R. Gatzek (47)             Vice President
  777 Mariners Island Blvd.          and Secretary
  San Mateo, CA 94404

Senior Vice President and General Counsel, Franklin Resources, Inc.; Senior Vice President, Franklin Templeton Distributors, Inc.; Vice President, Franklin Advisers, Inc. and officer of 60 of the investment companies in the Franklin Templeton Group of Funds.

--------------------------------------------------------------------------------
  Diomedes Loo-Tam (57)              Treasurer and
  777 Mariners Island Blvd.          Principal
  San Mateo, CA 94404                Accounting
                                     Officer

Employee of Franklin Advisers, Inc.; and officer of 37 of the investment companies in the Franklin Group of Funds.

--------------------------------------------------------------------------------
  Edward V. McVey (59)               Vice President
  777 Mariners Island Blvd.
  San Mateo, CA 94404

Senior Vice President/National Sales Manager, Franklin Templeton Distributors, Inc.; and officer of 32 of the investment companies in the Franklin Group of Funds.

--------------------------------------------------------------------------------
  Thomas J. Runkel (38)              Vice President
  777 Mariners Island Blvd.
  San Mateo, CA 94404

Employee of Franklin Advisers, Inc. and officer of four of the investment companies in the Franklin Group of Funds.

--------------------------------------------------------------------------------
  Richard C. Stoker (59)             Vice President
  11615 Spring Ridge Rd.
  Potomac, Maryland 20854

Senior Vice President, Franklin Templeton Distributors, Inc.; Vice President, Franklin Management, Inc.; and officer of five of the funds in the Franklin Group of Funds.

--------------------------------------------------------------------------------
  R. Martin Wiskemann (69)           Vice President
  777 Mariners Island Blvd.
  San Mateo, CA 94404

Senior Vice President, Portfolio Manager and Director, Franklin Advisers, Inc.; Senior Vice President, Franklin Management, Inc.; Vice President, Treasurer and Director, ILA Financial Services, Inc. and Arizona Life Insurance Company of America; and officer and/or director, as the case may be, of 21 of the investment companies in the Franklin Group of Funds.

--------------------------------------------------------------------------------
The  officers  and Board  members of the Fund are also  officers and trustees of
Money Market, except as follows: Charles E. Johnson, President and Trustee of Money Market is not an officer or director of the Fund; Rupert H. Johnson, Jr. is President and Director of the Fund and Vice President and Trustee of Money Market; and Richard C. Stoker and Thomas J. Runkel, Vice Presidents of the Fund are not officers or trustees of Money Market. Background information with respect to the Trustee of Money Market not appearing above has been included below, as follows:
                             Position and Office    Principal Occupation
  Name, Age and Address      with Money Market      During the Past Five Years
--------------------------------------------------------------------------------
* Charles E. Johnson (40)            President and
  500 East Broward Blvd.             Trustee
  Fort Lauderdale, FL 33394-3091

Senior Vice President and Director, Franklin Resources, Inc.; Senior Vice President, Franklin Templeton Distributors, Inc.; President and Director, Templeton Worldwide, Inc. and Franklin Institutional Services Corporation; officer and/or director, as the case may be, of some of the subsidiaries of Franklin Resources, Inc. and officer and/or director or trustee, as the case may be, of 39 of the investment companies in the Franklin Templeton Group of Funds.

--------------------------------------------------------------------------------
The tables above show the officers and Board members and the trustees of Money Market who are affiliated with Distributors and Advisers. Nonaffiliated Board members are currently paid $560 per month plus $560 per meeting attended. Nonaffiliated trustees of Money Market are currently paid $50 per month plus $50 per meeting attended. As shown above, some of the nonaffiliated Board members and trustees of Money Market also serve as directors, trustees or managing general partners of other investment companies in the Franklin Templeton Group of Funds. They may receive fees from these funds for their services. The following table provides the total fees paid to nonaffiliated Board members and trustees of Money Market by the Fund, by Money Market, and by other funds in the Franklin Templeton Group of Funds.
                                                                  Number of
                                                                  Boards in
                                                                  the Franklin
                        Total Fees Total Fees  Total Fees         Templeton
                        Received   Received    Received from the  Group of Funds
                        from the   from Money  Franklin Templeton on Which Each
Name                    Fund*      Market*     Group of Funds**   Serves***
--------------------------------------------------------------------------------
Frank H. Abbott, III.... $13,440   $1,200      $162,420              31
Harris J. Ashton........  13,440    1,200       327,925              55
S. Joseph Fortunato.....  13,440    1,200       344,745              57
David W. Garbellano.....  13,440    1,200       146,100              30
Frank W.T. LaHaye.......  12,880    1,150       143,200              26
Gordon S. Macklin.......  13,440    1,200       321,525              52

*For the fiscal year ended June 30, 1996.

**For the calendar year ended December 31, 1995.

***We base the number of boards on the number of registered investment companies in the Franklin Templeton Group of Funds. This number does not include the total number of series or funds within each investment company for which the Board members and trustees of Money Market are responsible. The Franklin Templeton Group of Funds currently includes 60 registered investment companies, with approximately 167 U.S. based funds or series.

Nonaffiliated members of the Board and trustees of Money Market are reimbursed for expenses incurred in connection with attending board meetings, paid pro rata by each fund in the Franklin Templeton Group of Funds for which they serve as director, trustee or managing general partner. No officer or Board member or trustee of Money Market received any other compensation, including pension or retirement benefits, directly or indirectly from the Fund, Money Market or other funds in the Franklin Templeton Group of Funds. Certain officers or Board members and trustees of Money Market who are shareholders of Resources may be deemed to receive indirect remuneration by virtue of their participation, if any, in the fees paid to its subsidiaries.

As of October 3, 1996, the officers and Board members, as a group, owned of record and beneficially approximately 2,134,703.905 shares, or less than 1% of the Fund's total outstanding shares. Many of the Board members also own shares in other funds in the Franklin Templeton Group of Funds. Charles B. Johnson and Rupert H. Johnson, Jr. are brothers and the father and uncle, respectively, of Charles E. Johnson.

INVESTMENT MANAGEMENT AND OTHER SERVICES
--------------------------------------------------------------------------------

INVESTMENT MANAGER AND ADMINISTRATOR AND SERVICES PROVIDED. Advisers is the investment manager of the Portfolio and is also the administrator of the Fund. Advisers provides investment research and portfolio management services, including the selection of securities for the Portfolio to buy, hold or sell and the selection of brokers through whom the Portfolio's portfolio transactions are executed. Advisers' activities are subject to the review and supervision of the Board of Trustees of Money Market to whom Advisers renders periodic reports of the Portfolio's investment activities.

Advisers provides office space and furnishings, facilities and equipment required for managing the business affairs of the Portfolio. Advisers also maintains all internal bookkeeping, clerical, secretarial and administrative personnel and services and provides certain telephone and other mechanical services. Advisers is covered by fidelity insurance on its officers, directors and employees for the protection of the Fund and the Portfolio.

Advisers acts as investment manager or administrator to 36 U.S. registered investment companies with 124 separate series. Advisers may give advice and take action with respect to any of the other funds it manages, or for its own account, that may differ from action taken by Advisers on behalf of the Portfolio. Similarly, with respect to the Portfolio, Advisers is not obligated to recommend, buy or sell, or to refrain from recommending, buying or selling any security that Advisers and access persons, as defined by the 1940 Act, may buy or sell for its or their own account or for the accounts of any other fund. Advisers is not obligated to refrain from investing in securities held by the Portfolio or other funds that it manages or administers. Of course, any transactions for the accounts of Advisers and other access persons will be made in compliance with the Portfolio's Code of Ethics.

Management and Administration Fees. The administration fee will be reduced as necessary to comply with the most stringent limits on Fund expenses of any state where the Fund offers its shares. Currently, the most restrictive limitation on a fund's allowable expenses for each fiscal year, as a percentage of its average net assets, is 2.5% of the first $30 million in assets, 2% of the next $70 million, and 1.5% of assets over $100 million. Expense reductions have not been necessary based on state requirements.

Advisers provides various administrative, statistical, and other services to the Fund. Under its administration agreement, the Fund pays Advisers an administration fee equal to an annual rate of 91/200 of 1% for the first $100 million of the Fund's average daily net assets; 33/100 of 1% of the Fund's average daily net assets over $100 million up to and including $250 million; and 7/25 of 1% of the Fund's average daily net assets in excess of $250 million. The fee is computed at the close of business on the last business day of each month.

Prior to August 1, 1994, the Fund's assets were managed pursuant to a management agreement with Advisers. Management fees for the eight month period ended July 31, 1994 were $3,489,156. Administration fees for the four month period ended November 30, 1994, and the seven month period ended June 30, 1995 were $955,758, $1,777,513, and $3,351,257, respectively. The administration fees which would have been incurred by the Fund, absent a fee reduction by Advisers, for the seven month period ended June 30, 1995 were $1,830,324. For the fiscal year ended June 30, 1996, administration fees totaling $3,351,257 were paid to Advisers by the Fund.

For the fiscal years ended June 30, 1994, 1995 and 1996, management fees of the Portfolio, before any advance waiver, totaled $463,296, $1,823,637 and $2,162,519, respectively. Under an agreement by Advisers to limit its fees so that the total operating expenses of the Fund and the Portfolio are not higher than if the Fund were to invest directly in the securities held by the Portfolio, the Portfolio paid management fees totaling $415,655, $1,730,028 and $2,034,014.

MANAGEMENT AGREEMENT. The management agreement for the Portfolio is in effect until February 28, 1997. It may continue in effect for successive annual periods if its continuance is specifically approved at least annually by a vote of the Board of Trustees of Money Market or by a vote of the holders of a majority of the Portfolio's outstanding voting securities, and in either event by a majority vote of the trustees of Money Market who are not parties to the management agreement or interested persons of any such party (other than as members of the Board of Trustees of Money Market), cast in person at a meeting called for that purpose. The management agreement may be terminated without penalty on 30 days' written notice to Advisers by the Board of Trustees of Money Market or by a vote of the holders of a majority of the Portfolio's outstanding voting securities, or by Advisers on 60 days' written notice, and will automatically terminate in the event of its assignment, as defined in the 1940 Act.

SHAREHOLDER SERVICING AGENT. Investor Services, a wholly owned subsidiary of Resources, is the Fund's shareholder servicing agent and acts as the Fund's transfer agent and dividend paying agent. Investor Services is compensated on the basis of a fixed fee per account.

CUSTODIANS.  Bank of New York,  Mutual Funds  Division,  90 Washington
Street, New York, New York, 10286, acts as custodian of the securities and other assets of the Fund. Bank of America NT & SA, 555 California Street, 4th Floor, San Francisco, California 94104, acts as custodian for cash received in connection with the purchase of Fund shares. Citibank Delaware, One Penn's Way, New Castle, Delaware 19720, acts as custodian in connection with transfer services through bank automated clearing houses. The custodians do not participate in decisions relating to the purchase and sale of portfolio securities.

AUDITORS. Coopers & Lybrand L.L.P., 333 Market Street, San Francisco, California 94105, are the Fund's independent auditors. During the fiscal year ended June 30, 1996 their auditing services consisted of rendering an opinion on the financial statements of the Fund included in the Fund's Annual Report to Shareholders for the fiscal year ended June 30, 1996.


HOW DOES THE PORTFOLIO BUY SECURITIES FOR ITS PORTFOLIO?

The Fund will not incur any brokerage or other costs in connection with its purchase or redemption of shares of the Portfolio.

Since most purchases by the Portfolio are principal transactions at net prices, the Portfolio incurs little or no brokerage costs. The Portfolio deals directly with the selling or buying principal or market maker without incurring charges for the services of a broker on its behalf, unless it is determined that a better price or execution may be obtained by using the services of a broker. Purchases of portfolio securities from underwriters will include a commission or concession paid by the issuer to the underwriter, and purchases from dealers will include a spread between the bid and ask prices. The Portfolio seeks to obtain prompt execution of orders at the most favorable net price. Transactions may be directed to dealers in return for research and statistical information, as well as for special services provided by the dealers in the execution of orders.

It is not possible to place a dollar value on the special executions or on the research services received by Advisers from dealers effecting transactions in portfolio securities. The allocation of transactions in order to obtain additional research services permits Advisers to supplement its own research and analysis activities and to receive the views and information of individuals and research staff of other securities firms. As long as it is lawful and appropriate to do so, Advisers and its affiliates may use this research and data in their investment advisory capacities with other clients.

If purchases or sales of securities of the Portfolio and one or more other investment companies or clients supervised by Advisers are considered at or about the same time, transactions in these securities will be allocated among the several investment companies and clients in a manner deemed equitable to all by Advisers, taking into account the respective sizes of the funds and the amount of securities to be purchased or sold. In some cases this procedure could have a detrimental effect on the price or volume of the security so far as the Portfolio is concerned. In other cases it is possible that the ability to participate in volume transactions and to negotiate lower brokerage commissions will be beneficial to the Portfolio. Depending on Advisers' view of market conditions, the Portfolio may or may not buy securities with the expectation of holding them to maturity, although its general policy is to hold securities to maturity. The Portfolio may, however, sell securities prior to maturity to meet redemptions or as a result of a revised management evaluation of the issuer. During the fiscal years ended June 30, 1994, 1995 and 1996, the Portfolio paid brokerage commissions. As of June 30, 1996, neither the Fund nor the Portfolio owned securities of its regular broker-dealers.

HOW DO I BUY, SELL AND EXCHANGE SHARES?
--------------------------------------------------------------------------------

ADDITIONAL INFORMATION ON BUYING SHARES

The Fund continuously offers its shares through Securities Dealers who have an agreement with Distributors. Securities laws of states where the Fund offers its shares may differ from federal law. Banks and financial institutions that sell shares of the Fund may be required by state law to register as Securities Dealers.

All purchases of Fund shares will be credited to you, in full and fractional shares of the Fund (rounded to the nearest 1/1000 of a share), in an account maintained for you by the Fund's transfer agent. No share certificates will be issued for fractional shares at any time. No certificates will be issued to you if you have elected to redeem shares by check or by preauthorized bank or brokerage firm account methods. The offering of shares of the Fund may be suspended at any time and resumed at any time thereafter.

ADDITIONAL INFORMATION ON EXCHANGING SHARES

If a substantial number of shareholders should, within a short period, sell their shares of the Fund under the exchange privilege, the Fund might have to sell portfolio securities it might otherwise hold and incur the additional costs related to such transactions.

The proceeds from the sale of shares of an investment company are generally not available until the fifth business day following the sale. The funds you are seeking to exchange into may delay issuing shares pursuant to an exchange until that fifth business day. The sale of Fund shares to complete an exchange will be effected at Net Asset Value at the close of business on the day the request for exchange is received in proper form. Please see "May I Exchange Shares for Shares of Another Fund?" in the Prospectus.

ADDITIONAL  INFORMATION ON SELLING SHARES

SYSTEMATIC WITHDRAWAL PLAN. There are no service charges for establishing or maintaining a systematic withdrawal plan. Payments under the plan will be made from the redemption of an equivalent amount of shares in your account, generally on the first business day of the month in which a payment is scheduled.

Redeeming shares through a systematic withdrawal plan may reduce or exhaust the shares in your account if payments exceed distributions received from the Fund. If a withdrawal amount exceeds the value of your account, your account will be closed and the remaining balance in your account will be sent to you. Because the amount withdrawn under the plan may be more than your actual yield or income, part of the payment may be a return of your investment.

The Fund may discontinue a systematic withdrawal plan by notifying you in writing and will automatically discontinue a systematic withdrawal plan if all shares in your account are withdrawn or if the Fund receives notification of the shareholder's death or incapacity.

REDEMPTIONS IN KIND. The Fund has committed itself to pay in cash (by check) all requests for redemption by any shareholder of record, limited in amount, however, during any 90-day period to the lesser of $250,000 or 1% of the value of the Fund's net assets at the beginning of the 90-day period. This commitment is irrevocable without the prior approval of the SEC. In the case of redemption requests in excess of these amounts, the Board reserves the right to make payments in whole or in part in securities or other assets of the Fund, in case of an emergency, or if the payment of such a redemption in cash would be detrimental to the existing shareholders of the Fund. In these circumstances, the securities distributed would be valued at the price used to compute the Fund's net assets and you may incur brokerage fees in converting the securities to cash.

GENERAL INFORMATION

If dividend checks are returned to the Fund marked "unable to forward" by the postal service, we will consider this a request by you to change your dividend option to reinvest all distributions. The proceeds will be reinvested in additional shares at Net Asset Value until we receive new instructions.

If mail is returned as undeliverable or we are unable to locate you or verify your current mailing address, we may deduct the costs of our efforts to find you from your account. These costs may include a percentage of the account when a search company charges a percentage fee in exchange for its location services.

All checks, drafts, wires and other payment mediums used to buy or sell shares of the Fund must be denominated in U.S. dollars, drawn on a U.S. bank, and are accepted subject to collection at full face value. Checks drawn in U.S. funds on foreign banks will not be credited to your account and dividends will not begin accruing until the proceeds are collected, which may take a long period of time. We may, in our sole discretion, either (a) reject any order to buy or sell shares denominated in any other currency or (b) honor the transaction or make adjustments to your account for the transaction as of a date and with a foreign currency exchange factor determined by the drawee bank.

SPECIAL SERVICES. The Franklin Templeton Institutional Services Department provides specialized services, including recordkeeping, for institutional investors. The cost of these services is not borne by the Fund.

Investor Services may pay certain financial institutions that maintain omnibus accounts with the Fund on behalf of numerous beneficial owners for recordkeeping operations performed with respect to such owners. For each beneficial owner in the omnibus account, the Fund may reimburse Investor Services an amount not to exceed the per account fee that the Fund normally pays Investor Services. These financial institutions may also charge a fee for their services directly to their clients.

Investor Services may charge you separate fees, negotiated directly with you, for providing special services in connection with your account, such as processing a large number of checks each month. Fees for special services will not increase the expenses borne by the Fund.

Special procedures have been designed for banks and other institutions wishing to open multiple accounts. An institution may open a single master account by filing one application form with the Fund, signed by personnel authorized to act for the institution. Individual sub-accounts may be opened at the time the master account is filed by listing them, or instructions may be provided to the Fund at a later date. These sub-accounts may be established by the institution with registration either by name or number. The investment minimums applicable to the Fund are applicable to each sub-account.

The Fund will provide each institution with a written confirmation for each transaction in a sub-account and arrangements may be made at no additional charge for the transmittal of duplicate confirmations to the beneficial owner of the sub-account. The Fund will provide to each institution, on a quarterly basis or more frequently if requested, a statement setting forth each sub-account's share balance, income earned for the period, income earned for the year to date, and total current market value.

HOW ARE FUND SHARES VALUED?
--------------------------------------------------------------------------------

We calculate the Net Asset Value per share as of 3:00 p.m. Pacific time, each day that the Exchange is open for trading. As of the date of this SAI, the Fund is informed that the Exchange observes the following holidays: New Year's Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day.

The valuation of the Portfolio's portfolio securities, including any securities held in a separate account maintained for when-issued securities, is based on the amortized cost of the securities, which does not take into account unrealized capital gains or losses. This method involves valuing an instrument at its cost and thereafter assuming a constant amortization to maturity of any discount or premium, regardless of the impact of fluctuating interest rates on the market value of the instrument. While this method provides certainty in calculation, it may result in periods during which value, as determined by amortized cost, is higher or lower than the price the Portfolio would receive if it sold the instrument. During periods of declining interest rates, the daily yield on shares of the Portfolio computed as described above may tend to be higher than a like computation made by a fund with identical investments but utilizing a method of valuation based upon market prices and estimates of market prices for all of its portfolio instruments. Thus, if the use of amortized cost by the Portfolio resulted in a lower aggregate portfolio value on a particular day, a prospective investor in the Portfolio would be able to obtain a somewhat higher yield than would result from an investment in a fund utilizing only market values, and existing investors in the Portfolio would receive less investment income. The opposite would be true in a period of rising interest rates.

The Portfolio's use of amortized cost, which helps the Portfolio maintain its Net Asset Value per share of $1.00, is permitted by a rule adopted by the SEC. Under this rule, the Portfolio must adhere to certain conditions. The Portfolio must maintain a dollar-weighted average portfolio maturity of 90 days or less and only buy instruments having remaining maturities of 397 calendar days or less. The Portfolio must also invest only in those U.S. dollar-denominated instruments that the Board of Trustees of Money Market determines present minimal credit risks. This means that they must be rated in one of the two highest rating categories by nationally recognized statistical rating agencies, or if unrated be deemed comparable in quality, or be instruments issued by an issuer that, with respect to an outstanding issue of short-term debt that is comparable in priority and protection, has received a rating within the two highest rating categories. Securities subject to floating or variable interest rates with demand features that comply with applicable SEC rules may have stated maturities in excess of one year.

The Board of Trustees of Money Market has agreed to establish procedures designed to stabilize, to the extent reasonably possible, the Portfolio's price per share at $1.00, as computed for the purpose of sales and redemptions. These procedures will include a review of the Portfolio's holdings by the Board of Trustees of Money Market, at such intervals as it may deem appropriate, to determine if the Portfolio's Net Asset Value calculated by using available market quotations deviates from $1.00 per share based on amortized cost. The extent of any deviation will be examined by the Board of Trustees of Money Market. If a deviation exceeds 1/2 of 1%, the trustees will promptly consider what action, if any, will be initiated. In the event the Board of Trustees of Money Market determines that a deviation exists that may result in material dilution or other unfair results to investors or existing shareholders, they will take corrective action that they regard as necessary and appropriate, which may include selling portfolio instruments prior to maturity to realize capital gains or losses or to shorten average portfolio maturity, withholding dividends, redeeming shares in kind, or establishing a Net Asset Value per share by using available market quotations.

ADDITIONAL INFORMATION ON
DISTRIBUTIONS AND TAXES
--------------------------------------------------------------------------------

DISTRIBUTIONS

The Portfolio's daily dividend includes accrued interest and any original issue and market discount, plus or minus any gain or loss on the sale of portfolio securities and changes in unrealized appreciation or depreciation in portfolio securities (to the extent required to maintain a stable Net Asset Value per share), less amortization of any premium paid on the purchase of portfolio securities and the estimated expenses of the Portfolio. The Fund's daily dividend consists of the income dividends paid by the Portfolio less the estimated expenses of the Fund.

Distributions and distribution adjustments resulting from realized gains and losses on the sale of portfolio securities or from unrealized appreciation or depreciation in the value of portfolio securities are required to maintain a $1.00 Net Asset Value and may result in under or over distributions of investment company taxable income.

The Fund may derive capital gains or losses in connection with sales or other dispositions of its portfolio securities. However, because under normal circumstances the Portfolio's portfolio is composed of short-term securities, the Fund does not expect to realize any long-term capital gains or losses. Any net short-term or long-term capital gains that are realized by the Fund (adjusted for any daily amounts of unrealized appreciation or depreciation and taking into account any capital loss carryforward or post October loss deferral) will generally be made once each year and may be distributed more frequently if necessary to avoid federal excise taxes. Any distributions of capital gain will be reinvested in additional shares of the Fund at Net Asset Value, unless you have previously elected to have them paid in cash.

If you withdraw the entire amount in your account at any time during a month, all dividends accrued with respect to your account during that month up to the time of withdrawal will be paid in the same manner and at the same time as your withdrawal proceeds. You will receive a monthly summary of your account, including information about dividends reinvested or paid.

The Board may revise the Fund's dividend policy or postpone the payment of dividends, if warranted in its judgment, due to unusual circumstances such as a large expense, loss or unexpected fluctuation in net assets.

TAXES

As stated in the Prospectus, the Fund has elected to be treated as a regulated investment company under Subchapter M of the Code. The Board reserves the right not to maintain the qualification of the Fund as a regulated investment company if it determines this course of action to be beneficial to shareholders. In that case, the Fund will be subject to federal and possibly state corporate taxes on its taxable income and gains, and distributions to shareholders will be taxable to the extent of the Fund's available earnings and profits.

The Code requires all funds to distribute at least 98% of their taxable ordinary income earned during the calendar year and at least 98% of their capital gain net income earned during the twelve month period ending October 31 of each year (in addition to amounts from the prior year that were neither distributed nor taxed to the Fund) to shareholders by December 31 of each year in order to avoid the imposition of a federal excise tax. Under these rules, certain distributions which are declared in December but which, for operational reasons, may not be paid to the shareholder until the following January, will be treated for tax purposes as if paid by the Fund and received by you on December 31 of the calendar year in which they are declared. The Fund intends as a matter of policy to declare and pay these dividends in December to avoid the imposition of this tax, but does not guarantee that its distributions will be sufficient to avoid any or all federal excise taxes.

Distributions to you, which are derived from the Portfolio from the excess of net long-term capital gain over net short-term capital loss, are treated as long-term capital gain regardless of the length of time you have owned Fund shares and regardless of whether the distributions are received in cash or in additional shares.

Many states grant tax-free status to dividends paid to shareholders of mutual funds from interest income earned by the fund from direct obligations of the U.S. government, subject in some states to minimum investment requirements that must be met by the fund. Investments in GNMA/FNMA securities, bankers' acceptances, commercial paper and repurchase agreements collateralized by U.S. government securities do not generally qualify for tax-free treatment. At the end of each calendar year, the Fund will provide you with the percentage of any dividends paid which may qualify for such tax-free treatment. You should then consult with your own tax advisors with respect to the application of your state and local laws to these distributions.

Since the Fund's income is derived from income dividends of the Portfolio, rather than qualifying dividend income, no portion of the Fund's distributions will generally be eligible for the corporate dividends-received deduction. None of the distributions paid by the Fund for the fiscal year ended June 30, 1996, qualified for this deduction and it is not anticipated that any of the current year's dividends will so qualify.

Redemptions and exchanges of Fund shares are taxable events on which you may realize a capital gain or loss. Any loss incurred on the redemption or exchange of the Fund's shares, held for six months or less, will be treated as a long-term capital loss to the extent of capital gain dividends received with respect to these shares. However, since the Fund seeks to maintain a stable net asset value of $1.00 for both purchases and redemptions, you are not expected to realize a capital gain or loss upon redemption or exchange of Fund shares.

THE FUND'S UNDERWRITER
--------------------------------------------------------------------------------

Pursuant to an underwriting agreement, Distributors acts as principal underwriter in a continuous public offering for shares of the Fund. The underwriting agreement will continue in effect for successive annual periods if its continuance is specifically approved at least annually by a vote of the Board or by a vote of the holders of a majority of the Fund's outstanding voting securities, and in either event by a majority vote of the Board members who are not parties to the underwriting agreement or interested persons of any such party (other than as members of the Board), cast in person at a meeting called for that purpose. The underwriting agreement terminates automatically in the event of its assignment and may be terminated by either party on 90 days' written notice.

Distributors pays the expenses of the distribution of Fund shares, including advertising expenses and the costs of printing sales material and prospectuses used to offer shares to the public. The Fund pays the expenses of preparing and printing amendments to its registration statements and prospectuses (other than those necessitated by the activities of Distributors) and of sending prospectuses to existing shareholders.

For the fiscal years ended June 30, 1994, 1995 and 1996, Distributors received $0, $3,617 and $23,898, respectively, in connection with redemptions or repurchases of shares of the Fund.

HOW DOES THE FUND MEASURE PERFORMANCE?
--------------------------------------------------------------------------------

Performance quotations are subject to SEC rules. These rules require the use of standardized performance quotations or, alternatively, that every non-standardized performance quotation furnished by the Fund be accompanied by certain standardized performance information computed as required by the SEC. Current yield and effective yield quotations used by the Fund are based on the standardized methods of computing performance mandated by the SEC. An explanation of these and other methods used by the Fund to compute or express performance follows. Regardless of the method used, past performance is not necessarily indicative of future results.

YIELD

CURRENT YIELD. Current yield shows the income per share earned by the Fund. It is calculated by determining the net change, excluding capital changes, in the value of a hypothetical pre-existing account having a balance of one share at the beginning of the period, subtracting a hypothetical charge reflecting deductions from shareholder accounts, and dividing the difference by the value of the account at the beginning of the base period to obtain the base period return. The result is then annualized by multiplying the base period return by (365/7). The Fund's current yield for the seven day period ended June 30, 1996, was 4.65%.

EFFECTIVE YIELD. The Fund's effective yield is calculated in the same manner as its current yield, except the annualization of the return for the seven day period reflects the results of compounding. The Fund's effective yield for the seven day period ended June 30, 1996, was 4.76%.

This figure was obtained  using the following SEC formula:

Effective Yield = [(Base Period Return + 1)365/71]

OTHER PERFORMANCE QUOTATIONS

The Fund may include in its advertising or sales material information relating to investment objectives and performance results of funds belonging to the Templeton Group of Funds. Resources is the parent company of the advisors and underwriter of both the Franklin Group of Funds and Templeton Group of Funds.

COMPARISONS

To help you better evaluate how an investment in the Fund may satisfy your investment objective, advertisements and other materials about the Fund may discuss certain measures of Fund performance as reported by various financial publications. Materials may also compare performance (as calculated above) to performance as reported by other investments, indices, and averages. These comparisons may include, but are not limited to, the following examples:

a) IBC/Donoghue's Money Fund Report(R) - Industry averages for seven-day annualized and compounded yields of taxable, tax-free, and government money funds.

b) Bank Rate Monitor - A weekly publication that reports various bank investments such as CD rates, average savings account rates and average loan rates.

c) Lipper - Mutual Fund Performance Analysis,  Lipper - Fixed Income
Fund Performance Analysis, and Lipper - Mutual Fund Yield Survey - measure total return and average current yield for the mutual fund industry and rank individual mutual fund performance over specified time periods, assuming reinvestment of all distributions, exclusive of any applicable sales charges.

d) Salomon Brothers Bond Market Roundup - A weekly publication that reviews yield spread changes in the major sectors of the money, government agency, futures, options, mortgage, corporate, Yankee, Eurodollar, municipal, and preferred stock markets and summarizes changes in banking statistics and reserve aggregates.

e) Consumer Price Index (or Cost of Living Index), published by the U.S. Bureau of Labor Statistics - a statistical measure of change, over time, in the price of goods and services, in major expenditure groups.

f) Stocks, Bonds, Bills, and Inflation published by Ibbotson Associates - a historical measure of yield, price, and total return for common and small company stock, long term government bonds, Treasury bills, and inflation.

g) Financial publications: The Wall Street Journal, Business Week, Changing Times, Financial World, Forbes, Fortune, and Money Magazines - provide performance statistics over specified time periods. Advertisements or information may also compare the Fund's performance to the return on CDs or other investments. You should be aware, however, that an investment in the Fund involves the risk of fluctuation of principal value, a risk generally not present in an investment in a CD issued by a bank. For example, as the general level of interest rates rise, the value of the Fund's fixed-income investments, as well as the value of its shares that are based upon the value of such portfolio investments, can be expected to decrease. Conversely, when interest rates decrease, the value of the Fund's shares can be expected to increase. CDs are frequently insured by an agency of the U.S. government. An investment in the Fund is not insured by any federal, state or private entity.

In assessing comparisons of performance, you should keep in mind that the composition of the investments in the reported indices and averages is not identical to the Fund's portfolio, the indices and averages are generally unmanaged, and the items included in the calculations of the averages may not be identical to the formula used by the Fund to calculate its figures. In addition, there can be no assurance that the Fund will continue its performance as compared to these other averages.

MISCELLANEOUS INFORMATION
--------------------------------------------------------------------------------

The Fund may help you achieve various investment goals such as accumulating money for retirement, saving for a down payment on a home, college costs and other long-term goals. The Franklin College Costs Planner may help you in determining how much money must be invested on a monthly basis in order to have a projected amount available in the future to fund a child's college education. (Projected college cost estimates are based upon current costs published by the College Board.) The Franklin Retirement Planning Guide leads you through the steps to start a retirement savings program. Of course, an investment in the Fund cannot guarantee that these goals will be met.

The Fund is a member of the Franklin Templeton Group of Funds, one of the largest mutual fund organizations in the U.S., and may be considered in a program for diversification of assets. Founded in 1947, Franklin, one of the oldest mutual fund organizations, has managed mutual funds for over 48 years and now services more than 2.5 million shareholder accounts. In 1992, Franklin, a leader in managing fixed-income mutual funds and an innovator in creating domestic equity funds, joined forces with Templeton Worldwide, Inc., a pioneer in international investing. Together, the Franklin Templeton Group has over $145 billion in assets under management for more than 4.2 million U.S. based mutual fund shareholder and other accounts. The Franklin Templeton Group of Funds offers 116 U.S. based mutual funds to the public. The Fund may identify itself by its NASDAQ symbol or CUSIP number.

The Dalbar Surveys, Inc. broker-dealer survey has ranked Franklin number one in service quality for five of the past eight years.

From time to time, the number of Fund shares held in the "street name" accounts of various Securities Dealers for the benefit of their clients or in centralized securities depositories may exceed 5% of the total shares outstanding. To the best knowledge of the Fund, no other person holds beneficially or of record more than 5% of the Fund's outstanding shares.

In the event of disputes involving multiple claims of ownership or authority to control your account, the Fund has the right (but has no obligation) to: (a) freeze the account and require the written agreement of all persons deemed by the Fund to have a potential property interest in the account, prior to executing instructions regarding the account; (b) interplead disputed funds or accounts with a court of competent jurisdiction; or (c) surrender ownership of all or a portion of the account to the IRS in response to a Notice of Levy.

SUMMARY OF CODE OF ETHICS. Employees of Resources or its subsidiaries who are access persons under the 1940 Act are permitted to engage in personal securities transactions subject to the following general restrictions and procedures: (i) the trade must receive advance clearance from a compliance officer and must be completed within 24 hours after clearance; (ii) copies of all brokerage confirmations must be sent to a compliance officer and, within 10 days after the end of each calendar quarter, a report of all securities transactions must be provided to the compliance officer; and (iii) access persons involved in preparing and making investment decisions must, in addition to (i) and (ii) above, file annual reports of their securities holdings each January and inform the compliance officer (or other designated personnel) if they own a security that is being considered for a fund or other client transaction or if they are recommending a security in which they have an ownership interest for purchase or sale by a fund or other client.

FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

The audited financial statements contained in the Annual Report to Shareholders of the Fund, for the fiscal year ended June 30, 1996, including the auditors' report, are incorporated herein by reference.

USEFUL TERMS AND DEFINITIONS
--------------------------------------------------------------------------------

1940 Act - Investment Company Act of 1940, as amended

Advisers - Franklin Advisers, Inc., the Portfolio's investment manager and the Fund's administrator Board - The Board of Directors of the Fund

CD - Certificate of deposit

Code - Internal  Revenue  Code of 1986,  as amended

Distributors - Franklin/Templeton Distributors, Inc., the Fund's principal underwriter

Exchange - New York Stock Exchange

Franklin Templeton Group of Funds - All U.S. registered mutual funds in the Franklin Group of Funds(R) and the Templeton Group of Funds

Investor Services - Franklin/Templeton Investor Services, Inc., the Fund's shareholder servicing and transfer agent

IRS - Internal  Revenue Service

Net Asset Value (NAV) - The value of a mutual fund is determined by deducting the fund's liabilities from the total assets of the portfolio. The net asset value per share is determined by dividing the net asset value of the fund by the number of shares outstanding.

Prospectus - The prospectus for the Fund dated November 1, 1996, as may be amended from time to time

Resources - Franklin Resources, Inc.

SAI - Statement of Additional Information

SEC - U.S. Securities and  Exchange  Commission

Securities Dealer - A financial institution which, either directly or through affiliates, has an agreement with Distributors to handle customer orders and accounts with the Fund. This reference is for convenience only and does not indicate a legal conclusion of capacity.

U.S. - United States

We/Our/Us - Unless a different meaning is indicated by the context, these terms refer to the Fund and/or Investor Services, Distributors, or other wholly-owned subsidiaries of Resources.

APPENDICES
Summary of Procedures to
Monitor Conflicts of Interest
--------------------------------------------------------------------------------

The Board of Trustees of Money Market, on behalf of its series ("master funds"), and the Board of the Fund ("feeder fund"), both of which, except in the case of one trustee, are composed of the same individuals recognize that there is the potential for certain conflicts of interest to arise between the master fund and the feeder fund in this format. These potential conflicts of interest could include, among others: the creation of additional feeder funds with different fee structures; the creation of additional feeder funds that could have controlling voting interests in any pass-through voting which could affect investment and other policies; a proposal to increase fees at the master fund level; and any consideration of changes in fundamental policies at the master fund level that may or may not be acceptable to a particular feeder fund.

In recognition of the potential for conflicts of interest to develop, the Board of Trustees of Money Market and the Board of the Fund have adopted certain procedures under which i) management of the master fund and the feeder fund will, on a yearly basis, report to each board, including the independent members of each board, on the operation of the master/feeder fund structure; ii) the independent members of each board will have ongoing responsibility for reviewing all proposals at the master fund level to determine whether any proposal presents a potential for a conflict of interest and to the extent any other potential conflicts arise prior to the normal annual review, they will act promptly to review the potential conflict; iii) if the independent members of each board determine that a situation or proposal presents a potential conflict, they will request a written analysis from the master fund management describing whether the apparent potential conflict of interest will impede the operation of the constituent feeder fund and the interests of the feeder fund's shareholders; and iii) upon receipt of the analysis, the independent members of each board shall review the analysis and present their conclusion to the full boards.

If no actual conflict is deemed to exist, the independent board members will recommend that no further action be taken. If the analysis is inconclusive, they may submit the matter to and be guided by the opinion of independent legal counsel issued in a written opinion. If a conflict is deemed to exist, they may recommend one or more of the following actions: i) suggest a course of action designed to eliminate the potential conflict of interest; ii) if appropriate, request that the full boards submit the potential conflict to shareholders for resolution; iii) recommend to the full boards that the affected feeder fund no longer invest in its designated master fund and propose either a search for a new master fund in which to invest the feeder fund's assets or the hiring of an investment manager to manage the feeder fund's assets in accordance with its objectives and policies; iv) recommend to the full boards that a new board be recommended to shareholders for approval; or v) recommend such other action as may be considered appropriate.


DESCRIPTION OF RATINGS

MUNICIPAL BOND RATINGS

MOODY'S

Aaa: Municipal bonds rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt-edged." Interest payments are protected by a large or exceptionally stable margin, and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

Aa: Municipal bonds rated Aa are judged to be high quality by all standards. Together with the Aaa group, they comprise what are generally known as high-grade bonds. They are rated lower than the best bonds because margins of protection may not be as large, fluctuation of protective elements may be of greater amplitude, or there may be other elements present which make the long-term risks appear somewhat larger.

A: Municipal bonds rated A possess many favorable investment attributes and are considered upper medium-grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future.

Baa: Municipal bonds rated Baa are considered as medium-grade obligations, i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and, in fact, have speculative characteristics as well.

S&P

AAA: Municipal bonds rated AAA are the highest-grade obligations. They possess the ultimate degree of protection as to principal and interest. In the market, they move with interest rates and, hence, provide the maximum safety on all counts.

AA: Municipal bonds rated AA also qualify as high-grade obligations, and in the majority of instances differ from AAA issues only in a small degree. Here, too, prices move with the long-term money market.

A: Municipal bonds rated A are regarded as upper medium-grade. They have considerable investment strength but are not entirely free from adverse effects of changes in economic and trade conditions. Interest and principal are regarded as safe. They predominantly reflect money rates in their market behavior but also, to some extent, economic conditions.

BBB: Bonds rated BBB are regarded as having an adequate capacity to pay principal and interest. Whereas they normally exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay principal and interest for bonds in this category than for bonds in the A category.

Note: The S&P ratings may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories. Fitch AAA:
Municipal bonds rated AAA are considered to be of investment grade and of the highest credit quality. The obligor has an exceptionally strong ability to pay interest and repay principal which is unlikely to be affected by reasonably foreseeable events.

AA: Municipal bonds rated AA are considered to be investment grade and of very high credit quality. The obligor's ability to pay interest and repay principal is very strong although not quite as strong as bonds rated AAA and not significantly vulnerable to foreseeable future developments.

A: Municipal bonds rated A are considered to be investment grade and of high credit quality. The obligor's ability to pay interest and repay principal is considered to be strong, but may be more vulnerable to adverse changes in economic conditions and circumstances than bonds with higher ratings.

BBB: Municipal bonds rated BBB are considered to be investment grade and of satisfactory credit quality. The obligor's ability to pay interest and repay principal is considered to be adequate. Adverse changes in economic conditions and circumstances, however, are more likely to have an adverse impact on these bonds, and therefor impair timely payment. The likelihood that the ratings of these bonds will fall below investment grade is higher than for bonds with higher ratings.

Plus (+) or minus (-) signs are used with a rating symbol to indicate the relative position of a credit within the rating category. Plus or minus are not used for the AAA category.

MUNICIPAL NOTE RATINGS

MOODY'S

Moody's ratings for state, municipal and other short-term obligations will be designated Moody's Investment Grade ("MIG"). This distinction is in recognition of the differences between short-term credit risk and long-term risk. Factors affecting the liquidity of the borrower are uppermost in importance in short-term borrowing; factors of the first importance in long-term borrowing risk are of lesser importance in the short run. Symbols used will be as follows:

MIG 1: Notes are of the best quality enjoying strong protection from established cash flows of funds for their servicing or from established and broad-based access to the market for refinancing, or both.

MIG 2: Notes are of high quality, with margins of protection ample, although not so large as in the preceding group.

MIG 3: Notes are of favorable quality, with all security elements accounted for, but lacking the undeniable strength of the preceding grades. Market access for refinancing, in particular, is likely to be less well established.

MIG 4: Notes are of adequate quality, carrying specific risk but having protection and not distinctly or predominantly speculative.

S&P

Until June 29, 1984, S&P used the same rating symbols for notes and bonds. After June 29, 1984, for new municipal note issues due in three years or less, the ratings below will usually be assigned. Notes maturing beyond three years will most likely receive a bond rating of the type recited above.

SP-1: Issues carrying this designation have a very strong or strong capacity to pay principal and interest. Issues determined to possess overwhelming safety characteristics will be given a "plus" (+) designation.

SP-2: Issues carrying this designation have a satisfactory capacity to pay principal and interest. Commercial Paper Ratings

Moody's

Moody's commercial paper ratings, which are also applicable to municipal paper investments permitted to be made by the Fund, are opinions of the ability of issuers to repay punctually their promissory obligations not having an original maturity in excess of nine months. Moody's employs the following designations, all judged to be investment grade, to indicate the relative repayment capacity of rated issuers:

P-1 (Prime-1): Superior capacity for repayment.

P-2 (Prime-2): Strong capacity for repayment.

S&P

S&P's ratings are a current assessment of the likelihood of timely payment of debt having an original maturity of no more than 365 days. Ratings are graded into four categories, ranging from "A" for the highest quality obligations to "D" for the lowest. Issues within the "A" category are delineated with the numbers 1, 2 and 3 to indicate the relative degree of safety, as follows:

A-1: This designation indicates the degree of safety regarding timely payment is very strong. A "plus" (+) designation indicates an even stronger likelihood of timely payment.

A-2: Capacity for timely payment on issues with this designation is strong. However, the relative degree of safety is not as overwhelming as for issues designated A-1.

A-3: Issues carrying this designation have a satisfactory capacity for timely payment. They are, however, somewhat more vulnerable to the adverse effects of changes in circumstances than obligations carrying the higher designations.

Fitch's

Fitch's short-term ratings apply to debt obligations that are payable on demand or have original maturities of generally up to three years, including commercial paper, certificates of deposit, medium-term notes, and municipal and investment notes. The short-term rating places greater emphasis than a long-term rating on the existence of liquidity necessary to meet the issuer's obligations in a timely manner.

F-1+: Exceptionally strong credit quality. Regarded as having the strongest degree of assurance for timely payment.

F-1: Very strong credit quality. Reflect on assurance of timely payment only slightly less in degree than issues rated F-1+.

F-2: Good credit quality. A satisfactory degree of assurance for timely payment, but the margin of safety is not as great as for issues assigned F-1+ and F-1 ratings.

F-3: Fair credit quality. Have characteristics suggesting that the degree of assurance for timely payment is adequate; however, near-term adverse changes could cause these securities to be rated below investment grade.

LOC: The symbol LOC indicates that the rating is based on a letter of credit issued by a commercial bank.




TEMPLETON MONEY FUND

Auditors
McGladrey & Pollen,  LLP
555 Fifth Avenue
New York, New York 10017-2416

Principal Underwriter:

Franklin Templeton
Distributors, Inc.
700 Central Avenue
St. Petersburg,
Florida 33701-3628

Shareholder Services
1-800-632-2301

Fund Information
1-800-342-5236

This report must be preceded or accompanied by the prospectus of Templeton
Money Fund, which contains more complete information including charges and expenses. Like any investment in securities, the Fund's portfolio will be subject to the risk of loss from market, economic, political, and other factors, as well as investment decisions by the investment manager, Therefore, investors who cannot accept the risk of such losses should not invest in shares of the Fund.

To ensure the highest quality of service, telephone calls to or from our service departments may be monitored, recorded, and accessed. These calls can be determined by the presence of a regular beeping tone.

[RECYCLE LOGO]        TL407 A96 10/96


TEMPLETON
MONEY
FUND

Annual Report
August 31, 1996



[FRANKLIN TEMPLETON LOGO]

                    [BACKGROUND GRAPHIC OF WORLD GLOBE]

PAGE
TEMPLETON MONEY FUND



YOUR FUND'S OBJECTIVE:

The Templeton Money Fund seeks current income, stability of principal, and liquidity by investing in high-quality money market instruments with maturities not exceeding 397 days, consisting primarily of short-term U.S. government securities, bank certificates of deposit, time deposits, banker's acceptances, commercial paper and repurchase agreements.(1)


OCTOBER 15, 1996


Dear Shareholder:

We are pleased to bring you the Templeton Money Fund's ninth annual report, which covers the 12 months ended August 31, 1996.

During this period, the U.S. economy experienced an inconsistent pattern of growth. In the fourth quarter of 1995, Gross Domestic Product (GDP) increased at an annualized rate of only 0.3%.(2)This weak performance stemmed from declines in consumer spending and inventory investment, and in part from federal government shutdowns in November and December 1995. In an attempt to stimulate the economy, the Federal Reserve Board (the Fed) lowered its federal funds rate in December from 5.75% to 5.50%. At the end of January 1996, the Fed cut this rate to 5.25% to prevent the economy from falling into a recessionary slump. By the end of March, however, unemployment had dropped, GDP had rebounded, and the Fed

1. AN INVESTMENT IN THE FUND IS NEITHER INSURED NOR GUARANTEED BY THE U.S. GOVERNMENT OR BY ANY OTHER ENTITY OR INSTITUTION. WHILE THE FUND SEEKS TO MAINTAIN A STABLE NET ASSET VALUE OF $1.00 PER SHARE, THERE CAN BE NO ASSURANCE THAT IT WILL BE ABLE TO DO SO.

2. SOURCE FOR ALL GDP FIGURES: BLOOMBERG.


                                                                               1

PAGE
stopped easing monetary policy. Although GDP increased at an annualized rate of 4.8% between April and June, the economy slowed in July and August, and the Fed left monetary policy unchanged.

These economic conditions were also reflected in the 90-day U.S. Treasury bill yield, which in turn affected the Fund's seven-day effective yield. The Treasury bill yield declined from 5.45% on August 31, 1995, to 5.02% on February 29, 1996.(3) Afterward, it steadily rose to 5.29% on August 31, 1996. At the beginning of the reporting period, the Templeton Money Fund's seven-day effective yield was 4.91%. It dropped to 4.23% at the end of February, and then advanced to 4.43% on August 31, 1996.

As interest rates declined during the first half of the fiscal year, we extended the average maturity of the Fund's portfolio, from 39 days on August 31, 1995, to 40 days on February 29, 1996, in an effort to seek higher yields. During the second half, we reduced the average maturity to 19 days by August 31, 1996, as a defensive strategy in a potentially rising interest rate environment.

Looking forward, the Fed may tighten monetary policy to some degree before the end of 1996 if evidence points to a stronger economy. In our opinion, the Fund's diversified and highly liquid portfolio (66.3% invested in short-term U.S. government agency securities, 33.5% in repurchase agreements backed by U.S. government collateral, and 0.2% in other net assets) positions it to respond quickly to future conditions.

This discussion reflects the strategies we employed for the Fund during the 12 months under review, and includes our opinions as of the close of the period. Since economic and market conditions are constantly changing, our strategies, evaluations, conclusions, and decisions regarding portfolio holdings may change as new circumstances arise. Although past performance of a specific investment or sector cannot guarantee future performance, such information can be useful in analyzing securities we purchase or sell for the Fund.

Templeton Money Fund shareholders continue to benefit from convenience, easy access to their money, and a high degree of credit safety. They also enjoy a variety of services, including free, unlimited check


3. SOURCE FOR ALL 90-DAY U.S. TREASURY BILL YIELD FIGURES: BLOOMBERG.


2

PAGE
writing for amounts of $500 or more, unlimited transactions, automatic dividend reinvestment and daily compounding of dividends. In addition, shares of the Fund are bought and sold at net asset value, which means there is never a sales charge on your purchases.

We thank you for your participation in the Templeton Money Fund and welcome any comments or suggestions you may have.


Sincerely,


/S/Thomas Latta
_____________________
Thomas Latta
Portfolio Manager
Templeton Money Fund


TEMPLETON MONEY FUND

  Yield for August 31, 1996

  Seven-day effective yield               4.43%

  Seven-day annualized yield              4.34%

YIELD REFLECTS FLUCTUATIONS IN INTEREST RATES ON PORTFOLIO INVESTMENTS, AS WELL AS FUND EXPENSES. THE SEVEN-DAY EFFECTIVE YIELD ASSUMES THE COMPOUNDING OF DAILY DIVIDENDS. PAST PERFORMANCE IS NOT PREDICTIVE OF FUTURE RESULTS.


                                                                               3

PAGE

TEMPLETON MONEY FUND
Financial Highlights

--------------------------------------------------------------------------------
PER SHARE OPERATING PERFORMANCE
(For a share outstanding throughout the year)

                                                                                    YEAR ENDED AUGUST 31
                                                                     ---------------------------------------------------
                                                                     1996        1995        1994       1993        1992
                                                                   --------    --------    --------    -------    --------
Net asset value, beginning of year                                 $  1.000    $  1.000    $  1.000    $ 1.000    $  1.000
                                                                   --------    --------    --------    -------    --------
   Net investment income                                               .044        .046        .026       .021        .036
   Dividends from net investment income                               (.044)      (.046)      (.026)     (.021)      (.036)
                                                                   --------    --------    --------    -------    --------
Change in net asset value                                                --          --          --         --          --
                                                                   --------    --------    --------    -------    --------
Net asset value, end of year                                       $  1.000    $  1.000    $  1.000    $ 1.000    $  1.000
                                                                   ========    ========    ========    =======    ========
TOTAL RETURN                                                          4.45%       4.73%       2.66%      2.10%       3.62%

RATIOS/SUPPLEMENTAL DATA
Net assets, end of year (000)                                      $165,185    $137,245    $144,415    $81,874    $125,445
Ratio of expenses to average net assets                               1.10%        .99%        .90%      1.39%       1.04%
Ratio of expenses, net of reimbursement, to average
   net assets                                                          .96%        .99%        .90%      1.39%       1.04%
Ratio of net investment income to average net assets                  4.61%       4.62%       2.77%      2.50%       3.65%

                       SEE NOTES TO FINANCIAL STATEMENTS.

                                        4

PAGE

TEMPLETON MONEY FUND
Investment Portfolio, August 31, 1996

---------------------------------------------------------------------------------------------------------------------------


                                                                                             ANNUALIZED
                                                            PRINCIPAL        MATURITY      YIELD AT DATE          VALUE
                                                              AMOUNT           DATE         OF PURCHASE          (NOTE 1)
---------------------------------------------------------------------------------------------------------------------------
BONDS--GOVERNMENT AND GOVERNMENT AGENCIES: 66.3%
---------------------------------------------------------------------------------------------------------------------------
FEDERAL FARM CREDIT BANK:
                                                            $  605,000        9/05/96            5.25%         $    604,647
                                                             8,000,000        9/23/96            5.16             7,974,773
                                                             8,000,000        9/25/96            5.14             7,972,587
                                                             8,000,000       10/02/96            5.17             7,964,384
                                                             5,000,000       10/02/96            5.54             5,000,087
                                                             8,000,000       10/10/96            5.15             7,955,367
FEDERAL HOME LOAN BANK:
                                                             8,000,000        9/04/96            5.25             7,996,500
                                                             5,000,000        9/09/96            5.21             4,994,211
                                                             6,000,000        9/30/96            5.22             5,974,770
                                                             2,500,000       10/03/96            5.23             2,488,378
                                                             2,000,000       10/30/96            5.60             1,999,684
FEDERAL HOME LOAN MORTGAGE CORP.:
                                                             1,300,000        9/03/96            5.22             1,299,623
                                                             8,000,000        9/12/96            5.27             7,987,118
                                                             8,000,000        9/18/96            5.22             7,980,280
                                                             8,000,000       10/03/96            5.21             7,962,951
FEDERAL NATIONAL MORTGAGE ASSN.:
                                                             5,020,000        9/09/96            5.22             5,014,177
                                                             8,000,000        9/24/96            5.29             7,972,962
                                                             2,500,000       10/11/96            5.23             2,485,472
                                                             8,000,000       10/23/96            5.17             7,940,258
                                                                                                               ------------
TOTAL BONDS--GOVERNMENT AND GOVERNMENT AGENCIES (cost $109,568,229)                                             109,568,229
---------------------------------------------------------------------------------------------------------------------------

                                                             MATURITY
                                                              VALUE
---------------------------------------------------------------------------------------------------------------------------
REPURCHASE AGREEMENTS: 33.5%
---------------------------------------------------------------------------------------------------------------------------
BANK OF AMERICA:
    Collateralized by $27,740,000, U.S. Treasury
      Note,
      6.25%, 7/31/98, value $27,809,350                     27,259,000        9/03/96            5.23            27,259,000
UBS SECURITIES INC.:
    Collateralized by $28,201,000, U.S. Treasury
      Note,
      7.25%, 2/15/98, value $28,588,764                     28,000,000        9/03/96            5.24            28,000,000
                                                                                                               ------------
TOTAL REPURCHASE AGREEMENTS (cost $55,259,000)                                                                   55,259,000
---------------------------------------------------------------------------------------------------------------------------
TOTAL INVESTMENTS: 99.8% (cost $164,827,229*)                                                                   164,827,229
OTHER ASSETS, LESS LIABILITIES: 0.2%                                                                                357,829
                                                                                                               ------------
TOTAL NET ASSETS: 100.0%                                                                                       $165,185,058
                                                                                                               ============

* COST FOR FEDERAL INCOME TAXES IS THE SAME AS VALUE.

                       SEE NOTES TO FINANCIAL STATEMENTS.

                                        5

PAGE

TEMPLETON MONEY FUND
Financial Statements

--------------------------------------------------------------------------------

STATEMENT OF ASSETS AND LIABILITIES
August 31, 1996

Assets:
   Investments in securities, at value
      and cost                              $164,827,229
   Cash                                          139,255
   Receivables:
      Fund shares sold                           908,991
      Interest                                   107,152
                                            ------------
         Total assets                        165,982,627
                                            ------------
Liabilities:
   Payables:
      Fund shares redeemed                       631,067
      Dividends                                   24,266
   Accrued expenses                              142,236
                                            ------------
         Total liabilities                       797,569
                                            ------------
Net assets (equivalent to $1.00 per share
   based on 165,185,058 outstanding
   shares)                                  $165,185,058
                                            ============
STATEMENT OF OPERATIONS
for the year ended August 31, 1996

Interest income:                               $8,421,331
Expenses:
   Management fees (Note 3)       $  533,128
   Administrative fees (Note 3)      217,045
   Distribution fees (Note 3)        229,291
   Transfer agent fees (Note 3)      478,500
   Reports to shareholders           116,000
   Registration and filing fees       51,900
   Audit fees                          9,600
   Legal fees (Note 3)                14,000
   Trustees' fees and expenses        15,030
                                  ----------
      Total expenses               1,664,494

   Less expenses reimbursed
      (Note 3)                      (208,596)
                                  ----------
      Total expenses less
         reimbursement                          1,455,898
                                               ----------
         Net investment income                  6,965,433
   Net realized gain on investments                 2,105
                                               ----------
Net increase in net assets
   resulting from operations                   $6,967,538
                                               ==========

                       SEE NOTES TO FINANCIAL STATEMENTS.

                                        6

PAGE

TEMPLETON MONEY FUND
Financial Statements (cont.)

--------------------------------------------------------------------------------
STATEMENTS OF CHANGES IN NET ASSETS
for the years ended August 31, 1996 and 1995

                                                                                               1996            1995
                                                                                           ------------    ------------
Increase (decrease) in net assets:
   Operations:
      Net investment income                                                                $  6,965,433    $  9,494,808
      Net realized gain (loss) on investment                                                      2,105          (2,070)
                                                                                           ------------    ------------
         Net increase in net assets resulting from operations                                 6,967,538       9,492,738

   Distributions to shareholders
      from net investment income                                                             (6,967,538)     (9,492,738)

   Fund share transactions (Note 2)                                                          27,939,650      (7,169,493)
                                                                                           ------------    ------------
         Net increase (decrease) in net assets                                               27,939,650      (7,169,493)

Net assets:
   Beginning of year                                                                        137,245,408     144,414,901
                                                                                           ------------    ------------
   End of year                                                                             $165,185,058    $137,245,408
                                                                                           ============    ============

                       SEE NOTES TO FINANCIAL STATEMENTS.

                                        7

PAGE

TEMPLETON MONEY FUND
Notes to Financial Statements

--------------------------------------------------------------------------------

1. SUMMARY OF ACCOUNTING POLICIES

Templeton Money Fund (the Fund) is a separate series of Templeton Income Trust (the Trust), a Massachusetts Business Trust, which is an open-end, diversified management investment company registered under the Investment Company Act of 1940. The Fund seeks current income, stability of principal and liquidity by investing in high quality money market instruments with maturities not exceeding 397 days, consisting primarily of short term U.S. Government securities, bank certificates of deposit, time deposits, bankers' acceptances, commercial paper and repurchase agreements. The following summarizes the Fund's significant accounting policies.

A. SECURITIES VALUATIONS:

The Fund values securities utilizing the amortized cost valuation method, which involves valuing a portfolio security at its cost and thereafter assuming a constant amortization to maturity of any discount or premium.

B. INCOME TAXES:

It is the Fund's policy to comply with the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute all of its taxable income to its shareholders. Therefore, no provision has been made for income taxes.

C. DIVIDENDS TO SHAREHOLDERS:

Dividends to shareholders are declared daily from investment income (including realized capital gains and losses) and are paid monthly.

D. REPURCHASE AGREEMENTS:

The Fund, through its custodian, receives delivery of the underlying securities, whose market is required to be at least 102% of the resale price at the time of purchase. The Fund's investment manager, Templeton Investment Counsel, Inc., is responsible for determining that the value of these underlying securities remains at least equal to the resale price.

E. OTHER:

Investment transactions are accounted for on a trade date basis. Interest income and estimated expenses are accrued daily.

F. ACCOUNTING ESTIMATES:

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the amounts of income and expense during the reporting period. Actual results could differ from those estimates.

2. TRANSACTIONS IN SHARES OF BENEFICIAL INTEREST

At August 31, 1996, there were an unlimited number of shares of beneficial interest authorized ($.01 par value). Transactions in the Fund shares at net asset value of $1.00 per share for the years ended August 31, 1996 and 1995 were as follows:

                                                               1996                             1995
                                                    ---------------------------      ---------------------------
                                                      SHARES          AMOUNT           SHARES          AMOUNT
                                                   -----------     -------------    -----------     -------------
           Shares sold                              529,872,656    $ 529,872,656     508,966,058    $ 508,966,058
           Shares issued on reinvestment of
              distributions                           6,342,705        6,342,705       8,706,019        8,706,019
           Shares redeemed                         (508,275,711)    (508,275,711)   (524,841,570)    (524,841,570)
                                                   ------------    -------------    ------------    -------------
           Net increase (decrease)                   27,939,650    $  27,939,650      (7,169,493)   $  (7,169,493)
                                                   ============    =============    ============    =============

                                        8

PAGE

TEMPLETON MONEY FUND
Notes to Financial Statements (cont.)

--------------------------------------------------------------------------------

3. INVESTMENT MANAGEMENT FEES AND OTHER TRANSACTIONS WITH AFFILIATES

Certain officers of the Fund are also directors or officers of Templeton Investment Counsel, Inc. (TICI), Templeton Global Investors, Inc. (TGII), Franklin Templeton Distributors, Inc. (FTD), and Franklin Templeton Investor Services, Inc. (FTIS), the Fund's investment manager, administrative manager, principal underwriter and transfer agent, respectively.

The Fund pays monthly an investment management fee to TICI equal, on an annual basis, to 0.35% per annum on the first $200 million of its average daily net assets, 0.30% of the next $1.1 billion and 0.25% per annum of such average daily net assets in excess of $1.3 billion. The Fund pays TGII monthly its allocated share of an administrative fee of 0.15% per annum on the first $200 million of the Trust's aggregate average daily net assets, 0.135% of the next $500 million, 0.10% of the next $500 million and 0.075% per annum of such average net assets in excess of $1.2 billion. During the period ended August 31, 1996, TICI has voluntarily agreed to temporarily reduce its investment management fees by 0.20%. The amount of the reimbursement for the period ended August 31, 1996 is set forth in the Statement of Operations. For the year ended August 31, 1996, FTIS received fees of $478,500.

Pursuant to a Distribution Plan, the Fund reimburses FTD monthly (subject to a limit of 0.15% per annum of the Fund's average daily net assets) for FTD's costs and expenses in connection with any activity which is primarily intended to result in sales of Fund shares. Such distribution fees are set forth in the Statement of Operations. Under the distribution plan, costs and expenses exceeding the maximum may be reimbursed in subsequent periods. At August 31, 1996, unreimbursed expenses amounted to $8,955.

An officer of the Trust is a partner of Dechert Price & Rhoads, legal counsel for the Fund, which firm received fees of $14,000 for the year ended August 31, 1996.

                                        9

PAGE

TEMPLETON MONEY FUND
Independent Auditor's Report

--------------------------------------------------------------------------------

The Board of Directors and Shareholders
Templeton Money Fund--Income Trust

We have audited the accompanying statement of assets and liabilities, including the investment portfolio, of Templeton Money Fund, a series of Templeton Income Trust, as of August 31, 1996, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and the financial highlights for the periods indicated in the accompanying financial statements. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of August 31, 1996 by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Templeton Money Fund as of August 31, 1996, the results of its operations, the changes in its net assets and the financial highlights for the periods indicated, in conformity with generally accepted accounting principles.




                                                /s/ McGladrey & Pullen, LLP

                                                [McGladrey & Pullen, LLP]

New York, New York
September 27, 1996

                                       10

PAGE

                                     NOTES

PAGE

LITERATURE REQUEST
--------------------------------------------------------------------------------

For a free brochure and prospectus, which contain more complete information, including charges and expenses, call Franklin Fund Information, toll free, at 1-800/DIAL BEN (1-800/342-5236). Please read the prospectus carefully before you invest or send money. To ensure the highest quality of service, telephone calls to or from our service departments may be monitored, recorded and accessed. These calls can be determined by the presence of a regular beeping tone.

FRANKLIN TEMPLETON GROUP

GLOBAL GROWTH                             INCOME

Franklin Global Health                    Franklin Adjustable Rate
 Care Fund                                 Securities Fund
Franklin Templeton                        Franklin Adjustable U.S.
 Japan Fund                                Government Securities Fund
Templeton Developing                      Franklin's AGE High
 Markets Trust                             Income Fund
Templeton Foreign Fund                    Franklin Investment Grade
Templeton Foreign Smaller                  Income Fund
 Companies Fund                           Franklin Short-Intermediate U.S.
Templeton Global                           Government Securities Fund
 Infrastructure Fund                      Franklin U.S. Government
Templeton Global                           Securities Fund
 Opportunities Trust                      Franklin Money Fund
Templeton Global                          Franklin Federal Money Fund
 Real Estate Fund
Templeton Global Smaller                  FOR NON-U.S. INVESTORS:
 Companies Fund
Templeton Greater                         Franklin Tax-Advantaged
 European Fund                             High Yield Securities Fund
Templeton Growth Fund                     Franklin Tax-Advantaged
Templeton Latin America                    International Bond Fund
 Fund                                     Franklin Tax-Advantaged U.S.
Templeton Pacific                          Government Securities Fund
 Growth Fund
Templeton World Fund                      FOR CORPORATIONS:

GLOBAL GROWTH AND INCOME                  Franklin Corporate Qualified
                                           Dividend Fund
Franklin Global Utilities Fund
Franklin Templeton German                 FRANKLIN FUNDS SEEKING
 Government Bond Fund                     TAX-FREE INCOME
Franklin Templeton
 Global Currency Fund                     Federal Intermediate-Term
Templeton Global Bond Fund                 Tax-Free Income Fund
Templeton Growth and                      Federal Tax-Free Income Fund
 Income Fund                              High Yield Tax-Free
                                           Income Fund
GLOBAL INCOME                             Insured Tax-Free Income Fund
                                          Puerto Rico Tax-Free
Franklin Global Government                 Income Fund
 Income Fund                              Tax-Exempt Money Fund
Franklin Templeton Hard
 Currency Fund                            FRANKLIN STATE-SPECIFIC
Franklin Templeton High                   FUNDS SEEKING
 Income Currency Fund                     TAX-FREE INCOME
Templeton Americas
 Government Securities Fund               Alabama
                                          Arizona*
GROWTH                                    Arkansas**
                                          California*
Franklin Blue Chip Fund                   Colorado
Franklin California Growth Fund           Connecticut
Franklin DynaTech Fund                    Florida*
Franklin Equity Fund                      Georgia
Franklin Gold Fund                        Hawaii**
Franklin Growth Fund                      Indiana
Franklin MidCap Growth Fund               Kentucky
Franklin Small Cap Growth Fund            Louisiana
                                          Maryland
GROWTH AND INCOME                         Massachusetts***
                                          Michigan*
Franklin Asset Allocation Fund            Minnesota***
Franklin Balance Sheet                    Missouri
 Investment Fund                          New Jersey
Franklin Convertible                      New York*
 Securities Fund                          North Carolina
Franklin Equity Income Fund               Ohio***
Franklin Income Fund                      Oregon
Franklin MicroCap Value Fund              Pennsylvania
Franklin Natural Resources Fund           Tennessee**
Franklin Real Estate                      Texas
 Securities Fund                          Virginia
Franklin Rising Dividends Fund            Washington**
Franklin Strategic Income Fund
Franklin Utilities Fund                   VARIABLE ANNUITIES
Franklin Value Fund
Templeton American Trust, Inc.            Franklin Valuemark(SM)
                                          Franklin Templeton
                                           Valuemark Income Plus
                                           (an immediate annuity)


*Two or more fund options available: long-term portfolio, intermediate-term portfolio, a portfolio of insured municipal securities, and/or a high yield portfolio (CA) and a money market portfolio (CA and NY).

**The fund may invest up to 100% of its assets in bonds that pay interest subject to the federal alternative minimum tax.

***Portfolio of insured municipal securities.                            10/96.1


PAGE






                               FRANKLIN MONEY FUND

                                    FORM N-14

PART C.  OTHER INFORMATION

Item 15.    INDEMNIFICATION

            Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 16. EXHIBITS (Incorporated by reference to the filings as noted)

      (1)   Copies of the charter as now in effect:
            (i) Articles of Incorporation dated November 4, 1975
                Filing: Post-Effective Amendment No. 28 to Registration Statement of Registrant on Form N-1A
                File No. 2-55029
                Filing Dated: August 31, 1995

            (ii)Certificate of Amendment to Articles of
                Incorporation dated February 12, 1980
                Filing: Post-Effective Amendment No. 28 to Registration Statement of Registrant on Form N-1A
                File No. 2-55029
                Filing Dated: August 31, 1995

      (2) Copies of the existing By-Laws or instruments corresponding thereto;

            (i)  By-Laws
                 Filing: Post-Effective Amendment No. 28 to
                 Registration Statement of Registrant on Form N-1A File No. 2-55029
                 Filing Dated: August 31, 1995

            (ii) Amendment to By-Laws dated November 17, 1987
                 Filing: Post-Effective Amendment No. 28 to Registration Statement of Registration Form N-1A
                 File No. 2-55029
                 Filing Date: August 31, 1995

            (iii)Amendment to By-Laws dated October 27, 1994
                 Filing: Post-Effective Amendment No. 28 to
                 Registration Statement on Form N-1A
                 File No. 2-55029
                 Filing DateL August 31, 1995

      (3) Copies of any voting trust agreement with respect to more than five percent of any class of equity securities of the Registrant;

            Not Applicable

      (4) Copies of the Agreement and Plan of Complete Liquidation are included in this Registration Statement as Exhibit A to the Prospectus/Proxy Statement.

      (5) Specimens or copies of each security issued by the Registrant, including copies of all constituent instruments, defining the rights of the holders of such securities, and copies of each security being registered;

            Not Applicable

      (6) Copies of all investment advisory contracts relating to the management of the assets of the Registrant;

            (i)  Form of Administration Agreement between
                 Registrant and Franklin Advisers, Inc., dated
                 August 1, 1994
                 Filing: Post-Effective Amendment No. 28 to Registration Statement of Registrant on Form N-1A
                 File No. 2-55029
                 Filing Date: August 31, 1995

      (7) Copies of each underwriting or distribution contract between the Registrant and a principal underwriter, and specimens or copies of all agreements between principal underwriters and dealers;

            (i) Amended and Restated Distribution Agreement between Registrant and Franklin/Templeton Distributors, Inc., dated April 23, 1995
                 Filing: Post-Effective Amendment No. 28 to Registration Statement of Registrant on Form N-1A
                 File No. 2-55029
                 Filing Date: August 31, 1995

            (ii) Forms of Dealer Agreements between Franklin/Templeton
                 Distributors, Inc., and Securities Dealers
                 Registrant: Franklin Tax-Free Trust
                 Filing: Post-Effective Amendment No. 22 to Registration Statement on Form N-1A
                 File No. 2-94222
                 Filing Date: March 14, 1996

      (8) Copies of all bonus, profit sharing, pension or other similar contracts or arrangements wholly or partly for the benefit of directors or officers of the Registrant in their capacity as such; any such plan that is not set forth in a formal document, furnish a reasonably detailed description thereof;

            Not Applicable

      (9)   Copies of all custodian agreements and depository contracts under
            Section 17(f) of the 1940 Act, with respect to securities and similar investments of the Registrant, including the schedule of remuneration;

            (i) Custodian Agreement between Registrant and Bank of America NT & SA dated February 1, 1983
                 Filing: Post-Effective Amendment No. 28 to Registration Statement of Registrant on Form N-1A
                 File No. 2-55029
                 Filing Date: August 31, 1995

            (ii) Copy of Custodian Agreements between Registrant
                 and Citibank Delaware:
                 1.    Citicash Management ACH Customer Agreement
                 2.    Citibank Cash Management Services Master Agreement
                 3.    Short Form Bank Agreement - Deposits and
                 Disbursements of Funds Incorporated herein by reference to
                 Registrant: Franklin Premier Return Fund
                 Filing: Post-Effective Amendment No. 55 to
                 Registration on Form N-1A
                 File No. 2-12647
                 Filing Date: May 17, 1996

            (iii)Master Custody Agreement between Registrant and Bank of New
                 York dated February 16, 1996
                 Registrant: Franklin New York Tax-Free Trust
                 Filing: Post-Effective Amendment No. 13 to Registration Statement on Form N-1A
                 File No. 33-7785
                 Filing Date: March 1, 1996

            (iv) Terminal Link Agreement between Registrant and Bank of New
                 York dated February 16, 1996
                 Registrant: Franklin New York Tax-Free Trust
                 Filing: Post-Effective Amendment No. 13 to Registration Statement on Form N-1A
                 File No. 33-7785
                 Filing Date: March 1, 1996

      (10) Copies of any plan entered into by Registrant pursuant to Rule 12b-1 under the 1940 Act and any agreements with any person relating to implementation of the plan:

            Inapplicable

      (11) An opinion and consent of counsel as to the legality of the securities being registered, indicating whether they will, when sold, by legally issued, fully paid and nonassessable is included as
            Exhibit 11 to the Registration Statement.

      (12) An opinion, and consent to its use, of counsel, supporting the tax matters and consequences to shareholders discussed in the prospectus is included as Exhibit (12) to the Registration Statement.

      (13) Copies of all material contracts of the Registrant not made in the ordinary course of business which are to be performed in whole or in part on or after the date of filing the registration statement:

            Inapplicable

      (14) Copies of any other opinions, appraisals or rulings, and consents to their use relied on in preparing the registration statement and required by Section 7 of the 1933 Act are included as Exhibit (14) to the Registration Statement:

            (i) Consent of Coopers & Lybrand, L.L.P., independent
                 auditors of the Registrant;

            (ii) Consent of McGladrey & Pullen, L.L.P., independent auditors of
                 Templeton Income Trust regarding 1995 financial information of Templeton Money Fund.

            (iii)Consent of McGladrey & Pullen, L.L.P., independent
                 auditors of Templeton Income Trust regarding 1996 financial information of Templeton Money Fund.

            To be filed by amendment.

      (15)  All financial statements omitted pursuant to Item 14(a)(1):

            Inapplicable

      (16) Manually signed copies of any power of attorney pursuant to which the name of any person has been signed to the Registration Statement

            (i) Power of Attorney filed as Exhibit (16) to the Registration Statement.

            (ii) Certificate of Secretary filed as Exhibit (16) to the
                 Registration Statement.

      (17)  Any additional exhibits which the Registrant may wish to file:

            Evidence of Rule 24-f2 declaration
            Filing: Registration Statement form N-14
            File No. 811-2605
            Filing Date: October 18, 1996

      Item 17.  UNDERTAKINGS

            (1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

            (2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new Registration Statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering for them.

            (3) The undersigned Registrant agrees to file, by pre or post-effective amendment to this registration statement, an opinion of counsel as to certain federal income tax consequences of this proposed transaction.



                                   SIGNATURES

      As required by the Securities Act of 1933, this Registration Statement has been signed on behalf of the Registrant, in the City of San Mateo, and the State of California, on the 6th day of November, 1996.

                                    FRANKLIN MONEY FUND
                                    (REGISTRANT)

                                    By:  RUPERT H. JOHNSON, JR.*
                                         Rupert H. Johnson, Jr.,
                                         President

      As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE:                 TITLE:                              DATE:

RUPERT H. JOHNSON, JR.*    Director and Principal           November 6, 1996
Rupert H. Johnson, Jr.      Executive Officer

MARTIN L. FLANAGAN*        Principal Financial              November 6, 1996
Martin L. Flanagan          Officer

DIOMEDES LOO-TAM*          Principal Accounting             November 6, 1996
Diomedes Loo-Tam            Officer

FRANK H. ABBOTT III*       Director                         November 6, 1996
Frank H. Abbott III

HARRIS J. ASHTON*          Director                         November 6, 1996
Harris J. Ashton

S. JOSEPH FORTUNATO*       Director                         November 6, 1996
S. Joseph Fortunato

DAVID W. GARBELLANO*       Director                         November 6, 1996
David W. Garbellano

CHARLES B. JOHNSON*        Director                         November 6, 1996
Charles B. Johnson

FRANK W.T. LAHAYE*         Director                         November 6, 1996
Frank W.T. LaHaye

GORDON S. MACKLIN*         Director                         November 6, 1996
Gordon S. Macklin

*By /s/LARRY L. GREENE
       Larry L. Greene

(Attorney-in-Fact Pursuant to Powers of Attorney filed herewith)



                                  EXHIBIT INDEX

EXHIBIT NO.                               DOCUMENT

(14)(i)                             Consent of Coopers & Lybrand, L.L.P.

(14)(ii)                            Consent of McGladrey & Pullen, L.L.P.

(16)(i)                             Power of attorney relating to initial
                                     filing

(16)(ii)                            Certificate of Secretary






                                  EXHIBIT 14(a)


                       CONSENT OF INDEPENDENT AUDITORS


We consent to the incorporation by reference to the Registration Statement of Franklin Money Fund on Form N-14 (File No. 811-2605) of our report dated August 6, 1996 on our audit of the financial statements and financial highlights of Franklin Money Fund for the year ended June 30, 1996 and our report dated August 6, 1996 on our audit of the financial statements and financial highlights of The Money Market Portfolios for the year ended June 30, 1996.


                        /s/Coopers & Lybrand L.L.P.
                           COOPERS & LYBRAND L.L.P.



San Francisco, California
November 5, 1996


                                  EXHIBIT 14(b)




McGladrey & Pullen, L.L.P.

Consent of Independent Auditors


We hereby consent to the use of our report dated September 27, 1996 on the financial statements of Templeton Money Fund referred to therein, which appears in the 1996 Annual Report to Shareholders, which is incorporated by reference in Pre-Effective Amendment No. 1 to the Registration Statement on N-14 (File No. 811-2605) of Franklin Money Fund.

We also consent to the reference to our Firm in the Combined Proxy Statement and Prospectus under the caption "Representations and Warranties by Templeton."





                         /s/McGladrey & Pullen, LLP


New York, New York
November 4, 1996



                                  EXHIBIT 16(a)

                                POWER OF ATTORNEY

       The undersigned officers and directors of FRANKLIN MONEY FUND hereby appoint MARK H. PLAFKER, HARMON E. BURNS, DEBORAH R. GATZEK, KAREN L. SKIDMORE AND LARRY L. GREENE (with full power to each of them to act alone) his attorney-in-fact and agent, in all capacities, to execute, and to file any of the documents relating to the Company's Registration Statement on Form N-14 under the Securities Act of 1933, or any amendment to such Registration Statement, covering the sale of shares by the Company under a prospectus becoming effective after this date, with all exhibits and any and all documents required to be filed with respect thereto with any regulatory authority. Each of the undersigned grants to each of said attorneys full authority to do every act necessary to be done in order to effectuate the same as fully, to all intents and purposes as he could be if personally present, thereby ratifying all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof.

       The undersigned officers and directors hereby execute this Power of Attorney as of this 18th day of October, 1996.



/s/RUPERT H. JOHNSON, JR.          /s/CHARLES B. JOHNSON, DIRECTOR
Rupert H. Johnson, Jr.                Charles B. Johnson, Director
Principal Executive Officer
and Director


/s/FRANK H. ABBOTT                 /s/HARRIS J. ASHTON
Frank H. Abbott III, Director         Harris J. Ashton, Director


/s/S. JOSEPH FORTUNATO             /s/DAVID W. GARBELLANO
S. Joseph Fortunato, Director         David W. Garbellano, Director


/s/FRANK W.T. LAHAYE               /s/GORDON S. MACKLIN
Frank W.T. LaHaye, Director           Gordon S. Macklin, Director


/s/MARTIN L. FLANAGAN              /s/DIOMEDES LOO-TAM
Martin L. Flanagan                    Diomedes Loo-Tam
Principal Financial Officer           Principal Accounting Officer


                                  EXHIBIT 16(b)


                            CERTIFICATE OF SECRETARY


      I, Deborah R. Gatzek, certify that I am Secretary of Franklin Money Fund (the "Fund").

       As Secretary of the Fund I further certify that the following resolution was adopted by a majority of the Directors of the Fund.

       RESOLVED, that a Power of Attorney, substantially in the form of the Power of Attorney presented to this Board, appointing Harmon E. Burns, Deborah R. Gatzek, Mark H. Plafker, Karen L. Skidmore, and Larry L. Greene as attorneys-in-fact for the purpose of filing the N-14 registration statement with the Securities and Exchange Commission, be executed by each Director and designated officer.

       I declare under penalty of perjury that the matters set forth in this certificate are true and correct of my own knowledge.





Dated October 18, 1996                       /s/DEBORAH R. GATZEK
                                                Deborah R. Gatzek, Secretary